November 30, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attn: Larry Spirgel

Re:         Debut Broadcasting Corporation, Inc.
Form 10K for the Fiscal Year Ended December 31, 2008
Filed April 1, 2009
Form 10Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
Filed May 14, 2009 and August 14, 2009
File No. 000-50762

Dear Mr. Spirgel:

On behalf of Debut Broadcasting Corporation, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated October 30, 2009.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results Operations, page 21
Liquidity and Capital Resources, page 25

1.
Revise your discussion and analysis of liquidity to focus on material changes in operating, investing, and cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as seen through the eyes of management.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

In 2008 financing was difficult to procure in both the debt and equity markets.  Our existing debt financing resulted in significant interest expense.  The media industry has experienced a tumultuous year, resulting in the radio station operation industry being viewed as a high risk industry in the financial markets.  Many of the large corporations in this industry have faced company wide restructuring, and pondered bankruptcy.  These events and uncertainties are creating a trend of tightened liquidity and limited capital resources.
National advertising revenues decreased 2.1% year over year from 2007 to 2008.  Overall national revenues are expected to continue to decline in 2009.  Analysts are projecting a decline of as much as 10% year over year from 2008 to 2009 before a market recovery is seen.  The last time revenue trended in this pattern was in 2001, and a full recovery was not realized in the national market until mid-2003.  Further limiting capital resources, advertisers are implementing policies that elongate the collection cycle.  Anheuser Busch, a large national advertiser, has implemented a policy of withholding media payments until they have aged a minimum of 120 days.  This publicly announced policy is expected to affect the payment patterns of most, if not all, larger advertisers.
 Our primary capital resource focus is short term survival.  Our principal need for funds will include the funding of station operating expenses, corporate general and administrative expenses, and interest and debt service payments.  If we are unable to fund these short term requirements through existing cash flows, we will be forced to eliminate costs through measures such as payroll reductions, staffing eliminations, and other human resources measures.  Staffing reductions will increase our risk of business failure as we will no longer be able to provide the level of customer service to our affiliates and advertisers that is usual and customary.
Many of our debts mature in 2009.  If we are unable to agree on terms for renewal with our debtors, we may incur increased legal fees and court costs, as we will be unable to satisfy our debt agreements.  If we are unable to support our administrative overhead and debt agreements, we may be forced to liquidate certain operational areas of the business to support our financial obligations.
Our principal sources of funds for these requirements have been cash flows from financing activities, such as the proceeds from borrowing under credit facilities.  We do not believe that our presently projected cash flow from operations and present financing arrangements, including availability under our existing credit facilities, will be sufficient to meet our future capital needs, including operations and debt service for the next 12 months.  We are actively engaged in implementation of additional funding sources through debt and equity options available to us.  Further, our ability to obtain additional equity or debt financing is subject to market conditions and operating performance.  As such, there can be no assurance that we will be able to obtain such financing at terms, and on the timetable, that may be necessary to meet our capital needs.

The Company intends to include this discussion in an Amendment No. 1 on Form 10-K/A for the year ended December 31, 2008.  Please refer to the redline of pages 25 and 26 in Exhibit A attached hereto.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

Item 9A(T). Controls and Procedures

2.
We note that you have not included management’s report on internal control over financial reporting.  Please amend your form 10-K to include the following in your management’s report: (i) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reports; (ii) a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, and (iii) management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control is effective.

3.
In addition, in your amended 10-K, please disclose any changes in your internal control over financial reporting identified in connection with the evaluation discussed above that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our principal executive officer and our principal financial officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based upon that evaluation and as of the end of the period covered by this annual report on Form 10-K, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in its reports that the Company files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

Management's Report on Internal Control Over Financial Reporting.

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

· Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
· Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and
· That our receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
· Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

As of December 31, 2008, our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting.  In making this assessment, management followed the approach set forth in the interpretative guidance (Release No. 34-55929) issued by the SEC.  Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Controls.

There have been no changes in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected or is reasonably likely to materially affect our internal controls.

The Company intends to include this disclosure in an Amendment No. 1 on Form 10-K/A for the year ended December 31, 2008.  Please refer to the redline of pages 28 and 29 in Exhibit A attached hereto.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

Item 15. Exhibits
Exhibits 31.1 and 31.2

4.
We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a).  Revise your certifications in your amended filing to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K.

The Company has corrected the language in disclosures 31.1 and 31.2. Please refer to the redline of pages 60 and 61 in Exhibit A attached hereto.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

5.
We note that your definitive proxy statement included a proposal to amend your Amended and Restated Certificate of Incorporation to provide for the authorization of 50 million shares of preferred stock.  Please provide an analysis regarding why you did not file a preliminary proxy statement at least 10 calendar days prior to your definitive proxy statement.

The company distributed the proxy statement and voting cards to all non objecting shareholders of record concurrently with the filing of the definitive proxy statement, in conjunction with the annual meeting of shareholders held on July 29, 2009.  The company believes that pursuant to Rule 14a-6(a), specifically the statement that “A registrant, however, shall not file with the Commission a preliminary proxy statement, form of proxy or other soliciting material to be furnished to security holders concurrently therewith if the solicitation relates to an annual (or special meeting in lieu of the annual) meeting” removed the requirement for filing a preliminary proxy statement 10 calendar days prior to the filing of the definitive proxy statement.

Executive Compensation
2008 Summary Compensation Table

6.	In your amended 10-K, please revise your summary compensation table to include compensation information for each of the last two completed fiscal years.
7.	Provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

The following table sets forth certain information concerning compensation paid or accrued by the Company for the last year with respect to the Company’s “Named Executive Officers” – the Chief Executive Officer and the two most highly compensated executive officers whose total compensation for 2007 and 2008 exceeded $100,000:

Name and Principal Position	Year(1)	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Steven Ludwig	2008	$93,779	$––	$––	$––	$––	$––	$9,880	(2)	$103,659
Chief Executive Officer
Steven Ludwig	2007	$104,750	$––	$––	$––	$––	$––	$4,170	(2)	$108.920
Chief Executive Officer
Sariah Hopkins	2008	$102,763	$––	$––	$––	$––	$––	$—		$102,763
Chief Financial Officer

(1)           In accordance with SEC transition rules, this table reflects compensation for the most recently completed last two fiscal years for individuals who were Named Executive Officers during such year.
(2)           Reflects matching contributions paid by the company for simple IRA investment and automobile allowances.

Sariah Hopkins accepted the promotion to Chief Financial Officer in May of 2008.  In 2007, Shannon Farrington served in the role of Chief Financial Officer.  Ms. Farrington’s compensation did not exceed $100,000 in 2007.  Robert Marquitz serves as Chairman of the Board of Directors and Chief Operating Officer.  In Lieu of current economic conditions, Mr. Marquitz has taken a reduced salary in both 2007 and 2008 respectively.

As of December 31, 2008, The Company did not have any written employment agreements or change in control arrangements with any of the Named Executive Officers. All payments for Ms. Farrington’s services as Chief Financial Officer during 2007 were billed by and made payable to W Squared.

Each of the named executive officers has full eligibility to participate in all company benefit plans, including a simple IRA retirement plan.  Other than the simple IRA, no other tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans are available to the names executives.

The Compensation Committee of the Board of Directors of the Company implemented written employment agreements with each of the Named Executive Officers on May 23, 2009.  Effective with these employment agreements, the Named Executive Officers are eligible for a severance of 36 months base compensation at the compensation level in effect at the time of separation following, or in connection with the termination of a named executive officer (unless in the case of failure to perform job duties, gross negligence, fraud, or similar), or a change in control of the smaller reporting company or a change in the named executive officer's responsibilities following a change in control, with respect to each named executive officer.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

The company may require the executive to place up to 30% of their salary in excess of $104,000 per year in a deferred compensation account to be held as a retirement fund for the Named Executive, or his heirs. Should the Named Executive voluntarily resign or be terminated for just cause at any point prior to the defined retirement age of 65 years old, the Named Executive shall voluntarily surrender the deferred compensation account, as well as any unvested stock options.

The Company intends to revise its presentation of  Executive Compensation in an Amendment No. 1 on Form 10-K/A for the year ended December 31, 2008.  Please refer to the redline of pages 31 and 32 attached hereto.

2008 Outstanding Equity Awards at Fiscal Year-End

8.
Provide the information specified in Item 402(p)(2) of Regulation S-K, concerning unexercised options; stock that has not vested; and equity incentive plan awards for each named executive officer outstanding as of the end of your last completed fiscal year.

The Company intends to include this table in an Amendment No. 1 on Form 10-K/A for the year ended December 31, 2008.  Please refer to the redline of 32 in Exhibit A attached hereto.

Compensation Committee Report

9.
We note that you have included a Compensation Committee Report that references your Compensation Discussion and Analysis.  Neither Compensation Discussion and Analysis nor a Compensation Committee Report are required disclosure for a smaller reporting company.

The Company has omitted the Compensation Committee Report from Amendment No. 1 on Form 10-K/A.  Future filings will omit the Compensation Committee Report altogether.

Form 10-Q for the Quarterly Perios Ended March 31, 2009

Item 4T. Controls and Procedures

10.
We note that you have not included the disclosures required by Item 4T of Form 10-Q in your filing.  Please amend your Form 10-Q for the quarterly period ended March 31, 2009 to include the disclosures required by items 307 and 308T(b) of Regulation S-K.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

As required by Rule 13a-15 of the Securities Exchange Act of 1934, our principal executive officer and principal financial officer evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of the end of the period covered by this report, these disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission and to ensure that such information is accumulated and communicated to our company's management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of the following material weaknesses in internal control over financial reporting which are indicative of many small companies with small staff: inadequate segregation of duties and effective risk assessment.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this quarterly report on Form 10-Q, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2009: appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management.   The remediation effort set out above are in process, and we are actively seeking qualified personnel to appoint to our staff.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control over Financial Reporting

There has been no change in the internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of ss.240.13a -15 or ss.240.15d -15 of the Exchange Act that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company intends to include this disclosure in an Amendment No. 1 on Form 10-Q/A for the Quarter ended March 31, 2009.  Please refer to the redline of pages 21 and 22 in Exhibit B attached hereto.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

Item 6. Exhibits
Exhibits 31.1 and 31.2

11.
We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications in your amended filing to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K.

The Company has corrected the language in disclosures 31.1 and 31.2. Please refer to the redline of pages 23 and 25 in Exhibit B attached hereto.

Form 10Q for the Quarterly Period Ended June 30, 2009
Note 10 – Business Combinations

WBBV-FM, Page F-12

12.
We note that the acquired WBBV-FM net assets include assumed liabilities in the amount of $800,000, resulting in a total purchase price of $180,022.  However, on page 40 of the Form 10-K, you reported that “in connection with completion of the acquisition of assets comprising the Radio Station from HBC, on August 31, 2008, Debut Broadcasting Mississippi, Inc. issued a PromissoryNote to Holladay Broadcasting of Louisiana, LLC in the aggregate principal amount of $800,000”  for a total purchase price of $980,022.  Please amend your forms 10-Q as appropriate to conform the subject disclosures with the Form 10-K

On August 31, 2008, Debut Broadcasting Mississippi, Inc., a wholly-owned subsidiary of Debut Broadcasting Corporation, Inc., acquired assets comprising of a radio broadcast station identified as WBBV FM 101.1 MHz in Vicksburg, Mississippi from Holladay Broadcasting Company of Louisiana, LLC, including all of the facilities, equipment, licenses and intellectual property necessary to operate this station in exchange for a total purchase price of $980,022.

In connection with completion of the acquisition of assets comprising the Radio Station from HBC, on August 31, 2008, Debut Broadcasting Mississippi, Inc. issued a Promissory Note Holladay Broadcasting of Louisiana, LLC in the aggregate principal amount of $800,000.

The purchase price was allocated as follows:

Description	Amount
Accounts receivable	$57,522
Buildings and structures	25,000
Equipment	10,000
FCC licenses	472,500
Non-compete agreement	35,000
Goodwill	380,000
Total	$980,022

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

The company reported our acquisition of this radio station on a Form 8-K filed September 1, 2008

The Company intends to revise its presentation of the acquisition of WBBV in Amendment No. 1 on Form 10-Q/A for the quarter ended June 30, 2009.  Please refer to the redline of page 15 in Exhibit C attached hereto.

Item 4T. Controls and Procedures

13.
We note that you have not included the disclosures required by Item 4T of Form 10-Q in your filing.  Please amend your Form 10-Q for the quarterly period ended June 30, 2009 to include the disclosures required by items 307 and 308T(b) of Regulation S-K.

As required by Rule 13a-15 of the Securities Exchange Act of 1934, our principal executive officer and principal financial officer evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of the end of the period covered by this report, these disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission and to ensure that such information is accumulated and communicated to our company's management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of the following material weaknesses in internal control over financial reporting which are indicative of many small companies with small staff: inadequate segregation of duties and effective risk assessment.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this quarterly report on Form 10-Q, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2009:  appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management.   The remediation effort set out above are in process, and we are actively conducting interviews and seeking qualified personnel to appoint to our staff.

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control over Financial Reporting

There has been no change in the internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of ss.240.13a -15 or ss.240.15d -15 of the Exchange Act that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company intends to include this disclosure in an Amendment No. 1 or Form 10-Q/A for the quarter ended June 30, 2009.  Please refer to the redline of page 21 in Exhibit C attached hereto.

Item 6. Exhibits

Exhibits 31.1 and 31.2

14.
We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications in your amended filing to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K.

The Company has corrected the language in disclosures 31.1 and 31.2. Please refer to the redline of pages 29 and 30 in Exhibit C attached hereto.

* * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (615) 775-1931.

Best Regards,

/s/ Sariah Hopkins

Sariah Hopkins
Executive Vice President and
Chief Financial Officer

Cc:      Kathryn Jacobson, Securities and Exchange Commission
Steven Ludwig, Debut Broadcasting Corporation, Inc
Ron Silberstein, Maddox Unger Silberstein, PLLC

Historic Music Row   1025   16th Avenue S Ste 102     Nashville TN  37212
(615) 301-0001 Tel     (615) 301-0002 Fax

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
(Amendment Number One)
þ	☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

o	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0001254371
DEBUT BROADCASTING CORPORATION, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0417389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1025 16th Ave South, Nashville, TN	37212
(Address of principal executive offices)	(Zip Code)
Registrants telephone number, including area code (615) 301-0001
Securities Registered Pursuant to Section 12(b) of the Act:
None
Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $0.003 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐     Accelerated filer ☐  Non-accelerated filer ☐ Smaller Reporting Company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑
The aggregate market value of the registrant’s outstanding voting and non-voting common stock as of June 30, 2008, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $7.9  million, based on 19,866,866 shares outstanding and a last reported per share price of common stock on the Over the Counter Bulletin Board of $0.40 on that date. As of March 31, 2009, the registrant had outstanding 19,866,866 shares of common stock.
Documents Incorporated by Reference:
Portions of the registrant’s Proxy Statement for the 2009 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, have been incorporated by reference in Part III of this Annual Report on Form 10-K.

Table of Contents

EXPLANATORY NOTE

            This Amendment No. 1 on Form 10-K/A (the “Amendment”) amends the annual report of Debut Broadcasting Corporation, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on April 1, 2009 (the “Original Filing”). This Amendment (i) revises the discussion of liquidity and capital resources with management’s discussion and analysis of financial condition, (ii) revises the disclosure of controls and procedures (iii) adds certain information to paragraph 4 of Exhibits 31.1 and 31.2, and  (iv) adds certain information to disclose executive compensation in Part III that was previously incorporated by reference from the Company’s definitive proxy statement for the 2009 Annual Meeting of Stockholders,   As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Company has set forth the complete text of Items 10 and 15, as amended.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment. This Amendment does not reflect events occurring after the date of the Original Filing or modify or update any disclosures that may have been affected by subsequent events. Except as described above, all other information included in the Original Filing remains unchanged.

PART I

Item 1.     Business.

Certain Definitions
In this Form 10-K the terms “Company”, “Debut”, “we”, “us”, and “our” refer to Debut Broadcasting Corporation, Inc. and its consolidated subsidiaries.   Unless the context otherwise requires, these terms exclude California News Tech, our predecessor company, and Media Sentiment, Inc., a wholly-owned subsidiary of the Company into which the former assets and operations of California News Tech were transferred effective October 31, 2007.
We use the term local marketing agreement (“LMA”) in various places in this report. A typical LMA is an agreement under which a Federal Communications Commission (“FCC”) licensee of a radio station makes available, for a fee, air time on its station to another party. The other party provides programming to be broadcast during the airtime and collects revenues from advertising it sells for broadcast during that programming.
We use the trademarked term Super-Regional Cluster in various places in this report.  A typical radio conglomerate uses the term “cluster” to designate stations under ownership in an urban to suburban area.   We will acquire traditional clusters in neighboring markets, and chain them together under common management.  We have defined this strategic collection of clusters as a Super-Regional Cluster.
Unless otherwise indicated:

•	we obtained total radio industry listener and revenue levels from public statistics published by the Radio Advertising Bureau (the “RAB”);

•
we derived historical market revenue statistics and market revenue share percentages from data published by SNL Kagan Financial, a sector focused business intelligence firm specializing in media and communications data;

•
we derived all audience share data and audience rankings, including ranking by population, except where otherwise stated to the contrary, from surveys of people ages 12 and over, listening Monday through Sunday, 6 a.m. to 12 midnight, and based on the Fall 2008 Arbitron Market Report; and

•	all dollar amounts are rounded to the nearest thousand.

Company Overview
We are located in Nashville, Tennessee and conduct business from our principal executive office, located at 1025 16th Avenue South, Suite 102, Nashville, Tennessee 37212.   On February 1, 2009, we relocated to our current address.  We formerly conducted business from offices located at 1209 16th Avenue South, Suite 200, Nashville, Tennessee 37212.   We produce and distribute syndicated radio programs to radio stations across the United States and Canada. In addition, we own and operate eight radio stations in Mississippi.
We maintain radio syndication in Nashville and produce and distribute 14 radio programs, which are broadcast over approximately 1,400 radio station affiliates. These radio programs have an estimated 45 million U.S. listeners per week. In addition to syndication services, we own and operate a multi-media studio with audio, video and on-line content production capabilities. This facility is located on Music Row in Nashville, Tennessee. We also provide marketing, consulting and media buying (advertising) for our radio broadcast station customers in the United States.
The Company was originally incorporated in Nevada on January 22, 1999 as NewsSurfer.com Corporation (the “Predecessor Company”).  In 2001, the Predecessor Company changed its name to California News Tech and shifted its business plan to focus on providing online access to news media analysis for a subscription fee. On October 31, 2006, the Predecessor Company transferred all of its assets, liabilities, and business operations to a new wholly-owned subsidiary, Media Sentiment, Inc. (“MSI”).
On May 17, 2007, the Company issued a control block of its common stock to the former shareholders of Debut Broadcasting, Inc. (“Debut Broadcasting”), a privately held Tennessee corporation. Through a series of related transactions (the “Reverse Merger”), the Company acquired Debut Broadcasting, which became the Company’s wholly-owned subsidiary, and subsequently the Company changed its name to Debut Broadcasting Corporation, Inc.
As part of the Reverse Merger, the Company and MSI entered into a Post-Merger Operating Agreement in which the two entities agreed to operate their respective businesses separately, and agreed to not interfere in any manner with their respective operations, have any rights to use, acquire or otherwise operate any of their respective assets or intellectual property, or create any liabilities for which the other party would be obligated.
As part of this Post-Merger Operating Agreement, the Company agreed that if for any reason the former president and director of the Predecessor Company, Marian Munz, was unable to register the MSI shares, that the Company would sell our shares to Munz, for $1.00. As a consequence, MSI has and will continue to operate completely separate from the Company from the date of the Reverse Merger.
In addition, at the time of the Reverse Merger, the Company was released from certain liabilities to its former president and director, Mr. Munz, and his spouse; however, these liabilities continued as the sole responsibility of MSI in the form of two separate convertible promissory notes. These notes remain outstanding but, if converted under their terms into shares of MSI common stock, would represent over an 80% interest and full voting control over MSI.
As a result, the Company considers MSI a non-controlled subsidiary for financial purposes,  and has not included any operating results, cash flow analysis or assets and liabilities of MSI in its consolidated financial statements.
On June 27, 2007, MSI filed a registration statement with the SEC with respect to its issued and outstanding shares of common stock for the purpose of completing a spin-off of MSI by transferring all its shares of common stock to stockholders of record of California News Tech as of April 20, 2007.  The spin-off of MSI was completed during the third quarter of 2008.

Our Focus

Our strategic focus is on small, rural-sized markets in the Southeastern United States. We believe that these markets represent attractive operating environments and generally exhibit the following:

•	Below-market purchase prices;

•	Rising advertising revenues, as the larger national and regional retailers expand into these markets;

•
Small independent operators, many of whom lack the capital to produce high-quality locally originated programming or to employ more sophisticated research, marketing, management and sales techniques; and

•	Lower overall susceptibility to economic downturns.

We believe that the attractive operating characteristics of small rural markets, together with the relaxation of radio station ownership limits under the Telecommunications Act of 1996 (the “Telecom Act”) and FCC rules, have created significant opportunities for growth from the formation of groups of radio stations within these markets. We have capitalized on these opportunities to acquire attractive properties at favorable purchase prices, taking advantage of the size and fragmented nature of ownership in these markets, and to the greater attention historically given to the larger markets by radio station acquirers.   Our business model allows us to capitalize on the synergies created by acquiring geographic clusters while providing centralized programming and distributing administrative overhead across the cluster.  According to FCC statistics, as of  March 31, 2008,  there were 9,201 FM and 4,776 AM stations in the United States.

To maximize the advertising revenues of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of our radio stations to advertisers in a given market. We also recruit top talent for locally originated programming content that airs on each station, as well as improve content utilizing our facilities on Music Row in Nashville, Tennessee. Within each market, our stations are diversified in terms of format and target audience enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our competitive advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against other radio, print and television media competitors.
We believe that we are in a position to generate revenue growth, increase audience and revenue shares within our markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our operating income, growth rates and margins. Our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy. We believe we have several significant opportunities for growth within our current business model, including growth through maturation of recently reformatted or re-branded stations, and through investment in signal upgrades, which allow for a larger audience reach, for stations that were already strong performers.

Operating Strategy
Our operating strategy capitalizes on  the synergies we create between radio syndication and radio station operations.  We have the technology, talent, and facilities to outsource content for radio stations.  By utilizing this content, we gain affiliates, increase Arbitron ratings for our affiliates and, therefore, generate increased revenues in advertising sales.  We maximize this strength by utilizing a strategy of building radio content once, and re-selling it to new markets over and over.
The strength of our radio operations strategy lies in our ability to buy existing radio stations at prices below market value.  We utilize our extensive radio and management background to successfully increase sales, reduce operating costs and increase overall performance.

Acquisition Strategy

Our acquisition strategy has the following principal components:

•	assemble leading radio station clusters in small rural markets by taking advantage of their size and fragmented nature of ownership; and

•
selectively acquire leading stations where we believe we can cost-effectively achieve a leading position in terms of signal coverage, revenue or audience share and acquire under-performing stations where there is significant potential to apply our management expertise to improve financial and operating performance.

Existing Business Operations

All of our current material business operations are conducted through our wholly-owned subsidiaries, The Marketing Group, Inc., and Debut Broadcasting Mississippi, Inc.

Existing Radio Syndication Business
Our core business is the production and distribution of syndicated radio programming to radio stations in the U.S. and Canada. We have grown from a single radio program in 1999 to approximately 14 distinct programs and services currently offered to radio stations in the U.S. and Canada. Our customer base of nearly 1,400 radio stations generates an audience nearly 40 million listeners each week in the US. Our current programming focuses on country, Christian, and urban formats. Our planned expansion includes adult contemporary and rock formats.

Revenue is generated from advertising and sponsorship sold in the syndicated radio programs, as well as revenue-sharing agreements with radio station affiliates. Key advertising relationships include Wal-Mart, Pfizer, GEICO Insurance, Johnson & Johnson, General Mills, and Proctor & Gamble.
During the past decade, rapid consolidation of the radio industry resulted from government de-regulation of ownership limits. Companies that owned the maximum of 24 radio stations prior to 1996 are now free to own far more licenses. At the beginning of 2007,  larger companies owned an average of 254 stations each and the largest, Clear Channel Communications, owned over 1,100 stations (although it is in the process of divesting stations in some smaller markets).
The process of consolidation has dramatically reduced staffing levels. Most radio stations now rely on automation systems and syndicated programming to fill airtime.   Management believes that the average number of employees dedicated to each on-air radio signal in 1996 was eight; today, that number is below three. We have exploited this need, providing radio stations with daily features and hourly weekend programming.
We intend to continue our rapid expansion of the programming and services we offer to radio stations, including increased penetration of larger markets with long-form programming. Specifically, we will focus on creating a new-generation of long-form, 24-hour programming in the following formats:

●	Country;
●	Rock;
●	Urban; and
●	Adult Contemporary

Relying on our management’s experience with 24-hour programming, which has been historically delivered via satellite to radio station affiliates, we now utilize a more efficient delivery method facilitated by the Internet. The result is a more “hands-off” operation on the radio station end of the service, higher-quality, much greater flexibility, more localized programming for radio station affiliates, and more reliable delivery (eliminating vulnerabilities in the traditional satellite-delivery systems).  During 2008, we converted distribution of more than 90% of our programming  to digital delivery.  We further expanded our program and service offerings to include:

●	24-hour weather and on-call severe weather coverage; and
●	Production music and station imaging.

 In addition, planned our expansion of program and service offerings includes:

●	Traffic and Billing Services
●	Weekday and weekend personalities; and
●	Format-specific news and sports reporters.

By increasing the rate of the expansion of our programming and services even further, we acquire a higher number of radio station affiliates and earn increased ratings, which should translate into increased revenues.

Diversification

During 2007 we expanded our business plan to include the acquisition and management of radio stations (“Properties”) in small to mid-sized radio markets in the United States. Properties acquired by us will serve as flagships for the new 24-hour programming and other programs and services provided by us.  We further anticipate that these acquisitions will also increase margins and cash flow for the Properties and existing syndication operations as we leverage unique synergies resulting from our existing lines of business. In furtherance of this strategy, during March of 2008 we entered into a Local Marketing Agreement (“LMA”) with Holladay Broadcasting of Louisiana for the radio broadcast stations identified as WBBV FM 101.3 Mhz, and KLSM FM 104.9.  During September of 2008 we purchased the assets of  WBBV FM 101.3 Mhz from Holladay Broadcasting of Louisiana.  Finally, during September of 2008 we entered into an LMA with Grace Media Partners for the radio broadcast station WQBC AM 1420.  We now own and operate eight broadcast radio stations identified as WIQQ FM 102.3 MHz in Leland, Mississippi, WBAQ FM 97.9 MHz, WNIX AM 1330 kHz in Greenville, Mississippi, and WNLA FM 105.5 MHz, WNLA AM 1380 kHz in Indianola, Mississippi, KLSM 104.9 in Tallulah, Louisiana and WBBV FM 101.3 Mhz, and WQBC AM 1420. We will continue to review the potential of additional acquisitions of radio stations in proximity to this area, although there is no assurance that we will be able to consummate such acquisitions.

We believe that ownership of Properties has the potential to increase our margins and cash flow. We are uniquely capable of more cost-efficient operation of radio stations than other owners because of our ability to generate the programming out of our existing syndication operation in Nashville, overlay national advertising revenues and then localize the content in each market.  Further, this strategy blends elements of the new and old economies to diversify risk in three key ways:

Technology.  The FCC approved digital radio (“HD Radio”) in March 2007. Similar to digital television, HD Radio allows broadcasters to transmit two channels digitally through the equivalent of one analog channel.
We anticipate that the years 2009 through 2011 will show a rapid proliferation of HD Radio. Many radio stations in the top 50 markets have already converted to the new broadcast format, and major retailers, including Radio Shack, Best Buy and Wal-Mart, carry the receivers, which already compete favorably with hardware prices for satellite radio and should continue to drop.  Major market automotive companies such as Volvo will be offering their 2009 model vehicles with HD Radio factory installed.
HD Radio provides a wide range of new free listening options to consumers without the monthly subscription charged by satellite radio. All existing FM license-holders have the right to convert to HD Radio without further approval from the FCC.
We are seeking to promote the expansion of new technologies and adapt our platforms for increased integration with devices like digital music players and mobile phones.  Independent reports from The New York Times and USA Today report that traditional radio has gained strength with the consumers in their late teens and early twenties with the advent of new devices that are FM compatible.
The growth potential offered by the new technologies of HD Radio, other digital music players, mobile phones and webcasting into the future provide additional diversification opportunities.

Diversification of Revenue Streams and the Future Potential of New Technologies.  While revenues from syndication and radio station operations are both primarily derived from advertising, budgets and clients are quite separate. By diversifying revenues to include both national syndication revenues and local-market revenues, we are less vulnerable to any potential changes in future market conditions than companies that operate only radio stations.

Diversification of Assets.  Ownership of Properties also adds hard assets to our balance sheet (such as licenses, real estate, towers, etc.) in addition to the extensive intellectual assets we have in our content and brands.

Strategy for Investing in Properties

Our management and members of our Board of Directors have extensive experience in the radio industry, ranging from programming, sales and management to acquisitions and financing. That experience has been key to our success in syndication and is the genesis of our unique and proprietary radio station acquisition strategy.
Radio has typically provided a short turnaround cycle and near-term horizon for return on investment for investors who focus on strong operational fundamentals. As the largest radio companies in the U.S. consolidate into the top 100 markets, prices in medium and small markets have reached levels where management believes that stations are greatly undervalued and attractive for investment when certain other conditions exist.
The largest radio companies (Clear Channel, Cumulus, Citadel, CBS, etc.) are increasingly focused on larger markets because they have determined that they find the greatest cost-efficiency there. We perceive that there is a virtual absence of and need for a company with an effective strategy for medium and small markets - a successful and repeatable business model for radio stations that relies primarily on local, direct advertising revenues.
We intend to create stockholder value by investing in medium and small-market radio stations that we perceive are not taking advantage of modern operational strategies designed to maximize revenue and minimize cost. It is our view that many such stations are underperforming financially because of poor sales strategies and inefficient costs of operation.

By investing only in Properties that are under-performing, we hope to capture the gap between low purchase prices (typically four times net revenue or seven times broadcast cash flow) and the public market for healthy stations (estimated at between nine to 15 times broadcast cash flow). A recent article in the trade publication Inside Radio showed the largest transactions in 2008 averaged as high as 22 times broadcast cash flow. Management believes the benchmark of nine to 15 times multiple is holding up against market trends in small market radio. Management has strong confidence in its strategy to selectively acquire Properties because industry researchers like Kagan continue to report a robust flow of private capital into both large and small acquisitions within the radio industry.
In broad terms, our investment criteria include:

●	Consolidation. The opportunity to consolidate multiple Properties in a single market is a key investment criteria because it offers immediate cost savings.

●
Dominance. The opportunity to own a substantial majority of the Properties competing for advertising in a single market (the maximum number allowed by FCC ownership limits or close to it) is a key investment criteria for competitive reasons. Markets where Clear Channel, Citadel, Cumulus, CBS or other major national competitors are present will be avoided.

●
Good Infrastructure. Radio stations that are broken, abused or neglected can be turned around quickly with good management. Others that we determine are in particularly poor physical condition will require too much time and resources to turn around and, therefore, will not meet our acquisition criteria.

●
Demographics and the Local Economy. High-priority acquisition markets will have positive growth trends for population, retail sales and other lifestyle and economic factors because the extent of the turnaround can be more accurately projected on these bases.

Consummation of our pending acquisitions and any acquisitions in the future are subject to various conditions, such as compliance with FCC and regulatory requirements which are discussed elsewhere in this report.
We cannot be certain that any of these conditions will be satisfied. In addition, the FCC has asserted the authority to review levels of local radio market concentration as part of its acquisition approval process, even where proposed assignments would comply with the numerical limits on local radio station ownership in the FCC’s rules and the Communications Act.

Our acquisition strategy involves numerous other risks, including risks associated with:

•	identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;

•	integrating operations and systems and managing a large and geographically diverse group of stations; and

•	diverting our management’s attention from other business concerns.

We cannot be certain that we will be able to successfully integrate our acquisitions or manage the resulting business effectively, or that any acquisition will achieve the benefits that we anticipate. In addition, we are not certain that we will be able to acquire future properties at valuations as favorable as those of previous acquisitions.

Sales and Programming Strategies

Management’s experience is that radio station turn-arounds are achieved most quickly with a combination of revenue growth and cost-cutting. We believe that we have the potential to accomplish both in some new, unique ways based on synergies with our existing lines of business.
Our sales plan for our acquired Properties is to expand revenue from a single source to three distinct revenue streams:

●
Local Advertising. This is typically the existing revenue stream for any acquisition. By utilizing tighter structure, ongoing training and new technology (i.e. presentation and sales tracking software), we hope to make account executives more effective. There can be no assurance that we will be successful in achieving similar increases with Properties we acquire.

●
Event & Promotion Revenues. It has been our management’s experience that overall revenues have the potential to increase as much as 20 percent with the addition of event and promotion revenues. This also has the effect of generating new revenues from non-traditional advertisers, such as employers, professional services companies, and smaller advertisers who are typically priced out of standard radio advertising. There can be no assurance that we will be successful in generating new event and promotion revenues.

●
National Advertising. Because we have an existing national advertising sales plan, we anticipate that any acquired Properties will immediately be able to access this new revenue stream, increasing overall sales by 10-15 percent within 30 days. There can be no assurance that we will be successful in implementing our national advertising sales plan at Properties we acquire.

Our programming plan for the acquired Properties has been centered around our expansion into 24-hour syndicated music programming. Our existing syndication operation in Nashville now provides the music, imaging and most of the air talent. This has resulted in a more sophisticated radio station at a reduced expense. Localized staffing at the radio station level now concentrates on localization of the content (i.e. weather, news and information, promotions, remotes and community events).
Taking advantage of the latest technology, we anticipate that approximately 90 percent of each radio station acquired can be programmed from a central studio location in Nashville. As a result, the local staff in each market can concentrate on serving the local audience by localizing the content, marketing the radio stations and generating revenue through ad sales and promotional events. This represents a more efficient use of resources and is more cost-efficient than current practice.

The Overall Impact of Our Acquisitions

We anticipate that the impact on margins and cash flow will become even greater as more acquisitions are made. Fixed costs of programming on a per station basis continue to fall as the expense is distributed over a larger number of radio stations, and new revenue streams - particularly “non-traditional” forms of revenue - increase as the scale of our business increases. Also, as we acquire additional radio stations, the impact on the existing syndication operation also increases because of added revenue potential from the owned and operated radio stations.
Members of management and the Board of Directors have extensive networks of contacts within the radio industry that we believe will generate a consistent and reliable flow of potential deals for evaluation, as well as extensive experience in radio station operation, acquisition and financing.

In June 2007, we completed the initial two radio station acquisitions consisting of five radio stations in and around Greenville, Mississippi, which we are assembling into a station cluster (the “Greenville Cluster”).

The Market:	Greenville, Mississippi

Designated Marketing Area(“DMA”):	Greenville-Greenwood, Mississippi

Rank:	184

On June 7, 2007, we acquired two radio broadcast stations identified as WNLA FM 105.5 MHz and WNLA AM 1380 kHz in Indianola, Mississippi, from Shamrock Broadcasting, Inc., including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations, in exchange for $300,000. In a separate agreement, we purchased the accounts receivable of Shamrock Broadcasting through issuance of a $10,134 promissory note payable in installments made in each of three months following completion of the transaction.

The purchase price was allocated as follows:

Description	Amount

Accounts receivable	$10,134
Land	14,500
Buildings and structures	13,500
Equipment	30,000
FCC licenses	237,000
Non-compete agreement	5,000
Liabilities assumed	(10,134)
Total	$300,000

On June 19, 2007, we acquired three radio broadcast stations identified as WIQQ FM 102.3 MHz in Leland, Mississippi, WBAQ FM 97.9 MHz and WNIX AM 1330 kHz in Greenville, Mississippi, from River Broadcasting Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations in exchange for $1,037,134. In September 2007, we identified a $14,280 liability that was not recorded as of the closing date of the transaction. This was recorded as an adjustment to goodwill.

The purchase price was allocated as follows:

Description	Amount

Accounts receivable	$37,134
Land	35,000
Buildings and structures	50,000
Equipment	25,000
FCC licenses	800,000
Non-compete agreement	25,000
Goodwill	79,280
Liabilities assumed	(14,280)
Total	$1,037,134

On August 27, 2008, we acquired a radio broadcast station from Holladay Broadcasting of Louisiana, LLC identified as WBBV FM 101.3 MHz in Vicksburg, Mississippi, including all of the facilities, equipment, licenses and intellectual property necessary to operate this station, in exchange for $180,022.

The purchase price was allocated as follows:

Description	Amount

Accounts receivable	$57,522
Land	0.00
Buildings and structures	25,000
Equipment	10,000
FCC licenses	472,500
Non-compete agreement	35,000
Goodwill	380,000
Liabilities assumed	(800,000)
Total	$180,022

On March 16, 2008, we entered into a Local Marketing Agreement for a radio broadcast station identified as KLSM FM 105.5 MHz in Tallulah, Louisiana with Holladay Broadcasting Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations.  The Company maintains the station including all revenues and expenses.  Holladay Broadcasting Company has retained ownership of all assets and liabilities of the station as of March 16, 2008.

On August 15, 2008, we entered into a Local Marketing Agreement for a radio broadcast station identified as WQBC AM 1420 Khz in Vicksburg, Mississippi with Grace Media Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations.  The Company maintains the station including all revenues and expenses.  Grace Media Company has retained ownership of all assets and liabilities of the station as of August 22, 2008.

Negotiations are ongoing with a additional potential sellers for stations within the market, but there is no assurance that any additional acquisitions will be consummated in the Greenville, Mississippi area.

Greenville, Mississippi falls into the Greenville-Greenwood, Mississippi DMA, which is rated by Arbitron. Although there is no rating book specifically prepared for Greenville, Mississippi, we will have the option to make Greenville a rated market by entering into a subscription agreement with Arbitron. However, management does not currently believe that this would be beneficial.
Vicksburg, Mississippi falls into the Jackson, Mississippi DMA, which is rated by Arbitron.  Although there is no rating book specifically prepared for Vicksburg, Mississippi, we will have the option to make Vicksburg a rated market by entering into a subscription agreement with Arbitron.  However, management does not currently believe that this would be beneficial.
We selected these Properties for investment for a number of reasons. First, they are in close proximity to each other.  Second, each of the three station groups and the stations collectively have underperformed fiscally in recent years in terms of revenue generation and operating income.   The third factor in our investment decisions were the communities in Mississippi, and the surrounding area. An estimated 130,000 listeners live within the range of the stations of the Greenville Cluster.  An estimated 540,000 listeners live within range of the stations of the Vicksburg Cluster, bringing our estimated listener level to 670,000 for the Mississippi Super-Regional Cluster. A smaller market would not be able to support the advertising necessary to make this a profitable cluster, and a significantly larger market would likely already have station clusters owned by competing groups, as opposed to fragmented station ownership by individuals, making our entrance into the market significantly more difficult.
The final factor in our decision to invest in Mississippi is the fact that we are able to assemble enough Properties to create a station cluster. By creating a station cluster, we expect to be able to consolidate the operations of the stations and eliminate redundancies, thereby cutting our per-station operational costs. A station cluster also allows us to program multiple, advertiser-friendly formats to reach a cross-section of key demographic and lifestyle groups within the community. By simultaneously selling all the stations as a single offering to advertisers, we anticipate that market share and overall revenues will increase.
In 2008, we achieved cost reductions through centralization of redundant  management and administrative positions.  We intend to achieve cost further reductions through the elimination of redundant positions, consolidation of facilities and the use of technology to reduce programming and technical expenses.
We expect to take an aggressive stance on HD Radio as a content provider, and we plan to install HD transmitters as revenue streams develop and as long as current sales trends for HD receivers continue. When we are able to install HD transmitters, we will have at least three additional terrestrial signals for delivery of content to consumers.
While we have successfully acquired six stations in our plan for creating the Mississippi Super-Regional cluster, and management anticipates having the ability to consummate additional acquisitions in the Mississippi area, there can be no assurance that any additional acquisitions will be completed or that the resulting station cluster will be profitable.

Acquisitions and Dispositions
Pending Acquisitions
During 2008, we signed letters of intent to purchase additional  radio broadcast stations.  These markets complement the geography of our existing radio stations and will create a Super-Regional Cluster™ resulting in an anticipated reduction in operating costs of up to 17% incrementally.  We anticipate signing asset purchase agreements, and filing for FCC license transfers for two of  these stations during the second quarter of 2009.  We further anticipate entering into LMA agreements with up to four additional stations during the second quarter of 2009.  These acquisitions will represent overall growth in radio operations of 80% in the first half of 2009.

Industry Overview
The primary source of revenues for radio stations is the sale of advertising time to local, regional and national spot advertisers and national network advertisers. National spot advertisers assist advertisers in placing their advertisements in a specific market. National network advertisers place advertisements on a national network show and such advertisements will air in each market where the network has an affiliate. During the past decade, local advertising revenue as a percentage of total radio advertising revenue in a given market has ranged from approximately 72% to 87% according to the RAB. The growth in total radio advertising revenue tends to be fairly stable. With the exception of 1961, 1991, 2001, and 2008 when total radio advertising revenue fell by approximately 0.5%, 2.8%, 7.5%, and 2.1% respectively, advertising revenue has risen each year since 1960, according to the RAB.
Radio is considered an efficient, cost-effective means of reaching specifically identified demographic groups. Stations are typically classified by their on-air format, such as  rock, adult contemporary, urban, gospel and news/talk. A station’s format and style of presentation enables it to target specific segments of listeners sharing certain demographic features. By capturing a specific share of a market’s radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to advertisers seeking to reach a specific audience. Advertisers and stations use data published by audience measuring services, such as Arbitron, to estimate how many people within particular geographical markets and demographics listen to specific stations.
Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.
A station’s local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. To generate national advertising sales, a station usually will engage a firm that specializes in soliciting radio-advertising sales on a national level. National sales advertising is derived principally from advertising agencies located outside the station’s market and receive sales agents receive commissions based on the revenue from the advertising they obtain.
Our stations compete for advertising revenue with other terrestrial-based radio stations in the market (including low power FM radio stations that are required to operate on a noncommercial basis) as well as other media, including newspapers, broadcast television, cable television, magazines, direct mail, coupons and outdoor advertising. In addition, the radio broadcasting industry is subject to competition from services that use new media technologies that are being developed or have already been introduced, such as the Internet and satellite-based digital radio services. Such services reach nationwide and regional audiences with multi-channel, multi-format, digital radio services that have a sound quality equivalent to that of compact discs. Competition among terrestrial-based radio stations has also been heightened by the introduction of terrestrial digital audio broadcasting (i.e., digital audio broadcasting delivered through earth-based equipment rather than satellites). The FCC currently allows terrestrial radio stations like ours to commence the use of digital technology through a “hybrid” antenna that carries both the pre-existing analog signal and the new digital signal. We have the opportunity to upgrade our existing antennas to utilize this new technology.   The FCC is conducting a proceeding that could result in a radio station’s use of two antennas: one for the analog signal and one for the digital signal.

Advertising Revenue
Our  revenue is generated from the sale of national advertising for broadcast within our syndicated programming and on our affiliate networks.  We also generate revenue through local, regional, and national advertising on our radio stations.   During 2008, approximately 69% of our net revenue was generated from the sale of national advertising. Additional broadcasting revenue is generated from the sale of local, regional and national advertising for broadcast on our stations. The major categories of our advertisers include:
• automotive dealers;
• amusement and recreation;
• healthcare services;
• banking and mortgage;

• arts and entertainment; and
• furniture and home furnishings.
Each super-regional cluster’s™  sales staff solicits advertising either directly from the local advertiser or indirectly through an advertising agency. We employ a tiered commission structure based on collections with a 120-day eligibility time frame. Consistent with our operating strategy of reducing overhead by utilizing the cluster, each member of our sales force works for all of our stations within their cluster.  This allows for greater opportunity for cross-selling to garner more market share across all consumer groups.  We believe that we can outperform the traditional growth rates of our markets by (1) expanding our base of advertisers, (2) training newly hired sales people and (3) providing a higher level of service to our existing customer base. This requires a strong team ethic with assistance from station managers, office managers and corporate support staff. We support our strategy of building local direct accounts by employing personnel for each of our markets to produce custom commercials that respond to the needs of our advertisers. In addition, in-house production provides advertisers greater flexibility in changing their commercial messages with minimal lead-time.
Our national sales are made by Dial Global, a firm specializing in radio advertising sales on the national level, in exchange for a commission that is based on our net revenue from the advertising obtained. Regional sales, which we define as sales in regions surrounding our markets to buyers that advertise in our markets, are generally made by our local sales staff and market managers. Whereas we seek to grow our local sales through larger and more customer-focused sales staffs, we seek to grow our national and regional sales by offering to key national and regional advertisers groups of stations within specific markets and regions that make our stations more attractive. Many of these large advertisers have previously been reluctant to advertise in these markets because of the logistics involved in buying advertising from individual stations. Certain of our stations had no national representation before we acquired them.
The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting ratings are limited in part by the format of a particular station. We estimate the optimal number of advertisements available for sale depending on the programming format of a particular station. Each of our stations has a general target level of on-air inventory that it makes available for advertising. This target level of inventory for sale may be different at different times of the day but tends to remain stable over time. Our stations strive to maximize revenue by managing their on-air inventory of advertising time and adjusting prices up or down based on supply and demand. We seek to broaden our base of advertisers in each of our markets by providing a wide array of audience demographic segments across our cluster of stations, thereby providing each of our potential advertisers with an effective means of reaching a targeted demographic group. Our selling and pricing activity is based on demand for our radio stations’ on-air inventory and, in general, we respond to this demand by varying prices rather than by varying our target inventory level for a particular station. Most changes in revenue are explained by some combination of demand-driven pricing changes and changes in inventory utilization rather than by changes in the available inventory. Advertising rates charged by radio stations, which are generally highest during morning and afternoon commuting hours, are based primarily on:

•	a station’s share of audiences generally, and in the demographic groups targeted by advertisers (as measured by ratings surveys); and

•	the supply of and demand for radio advertising time generally and for time targeted at particular demographic groups.

A station’s listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Each station’s ratings are used by its advertisers and advertising representatives to consider advertising with the station and are used by us to chart audience growth, set advertising rates and adjust programming. The radio broadcast industry’s principal ratings service is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets. These surveys are our primary source of ratings data.  We utilize data from Arbitron to analyze ratings within our markets and in the markets of potential acquisitions.
The success of each of our radio stations, within our station cluster, is primarily dependent upon its share of the overall advertising revenue within the market. Although we believe that each of our stations can compete effectively in its market, we cannot guarantee that our stations can maintain or increase their current audience ratings or market share. In addition to competition from other radio stations and other media, shifts in population, demographics, audience tastes and other factors beyond our control could cause us to lose our audience ratings or market share. Our advertising revenue may suffer if any of our stations cannot maintain its audience ratings or market share.

During 2008, Dial Global, one of our customers, accounted for 69% of our consolidated net revenue.  The loss of this customer could have a material adverse effect on our operations and financial condition.

Competition
The radio broadcasting industry is very competitive. The success of each of our stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. Our audience ratings and advertising revenue are subject to change, and any adverse change in a particular market affecting advertising expenditures or any adverse change in the relative market share of the stations located in a particular market could have a material adverse effect on the revenue of our radio stations located in that market. There can be no assurance that any one or all of our stations will be able to maintain or increase current audience ratings or advertising revenue market share.
Our stations compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other advertising media such as newspapers, magazines, cable and broadcast television, outdoor advertising, satellite radio, the Internet and direct mail. In addition, many of our stations compete with groups of two or more radio stations operated by a single operator in the same market.
Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong brand identity with a targeted listener base consisting of specific demographic groups in each of our markets, we are able to attract advertisers seeking to reach those listeners. Companies that operate radio stations must be alert to the possibility of another station changing its format to compete directly for listeners and advertisers. Another station’s decision to convert to a format similar to that of one of our radio stations in the same geographic area or to launch an aggressive promotional campaign may result in lower ratings and advertising revenue, increased promotion and other expenses and, consequently, lower our operating income.
Factors that are material to a radio station’s competitive position include station brand identity and loyalty, management experience, the station’s local audience rank in its market, transmitter power and location, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations and other advertising media in the market area. We attempt to improve our competitive position in each market by extensively researching and improving our stations’ programming, by implementing advertising campaigns aimed at the demographic groups for which our stations program and by managing our sales efforts to attract a larger share of advertising dollars for each station individually. However, we compete with some organizations that have substantially greater financial or other resources than we do.
Audience ratings and market shares fluctuate, and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While we already compete with other stations with comparable programming formats in many of our markets, any one of our stations could suffer a reduction in ratings or revenue and could require increased promotion and other expenses, and, consequently, could have a lower operating income, if:

•	another radio station in the market was to convert its programming format to a format similar to our station or launch aggressive promotional campaigns;

•	a new station were to adopt a competitive format; or

•	an existing competitor was to strengthen its operations.
In 1996, changes in federal law and FCC rules dramatically increased the number of radio stations a single party can own and operate in a local market. Our management continues to believe that companies that elect to take advantage of those changes by forming groups of commonly owned stations or joint arrangements such as LMAs in a particular market may have lower operating costs and may be able to offer advertisers in those markets more attractive rates and services. Although we currently operate multiple stations in one market, and intend to pursue the creation of additional multiple station groups in this particular market, our competitors include other parties who own and operate as many or more stations than we do in other markets. We may also compete with those other parties or broadcast groups for the purchase of additional stations in those markets or new markets. Some of those other parties and groups are owned or operated by companies that have substantially greater financial or other resources than we do.  In addition, increased consolidation in our target markets may result in greater competition for acquisition properties and a corresponding increase in purchase prices we pay for these properties.

A radio station’s competitive position can be enhanced by a variety of factors, including changes in the station’s format and an upgrade of the station’s authorized power. However, the competitive position of existing radio stations is protected to some extent by certain regulatory barriers to new entrants. The operation of a radio broadcast station requires an FCC license, and the number of radio stations that an entity can operate in a given market is limited. Under FCC rules that became effective in 2004, the number of radio stations that a party can own in a particular market is dictated largely by whether the station is in a defined “Arbitron Metro” (a designation designed by a private party for use in advertising matters) and, if so, the number of stations included in that Arbitron Metro. In those markets that are not in an Arbitron Metro, the number of stations a party can own in the particular market is dictated by the number of AM and FM signals that together comprise that FCC-defined radio market. For a discussion of FCC regulation (including recent changes), see “— Federal Regulation of Radio Broadcasting.”
The FCC has authorized two companies, XM Radio and Sirius Satellite Radio, which merged in 2008, to provide a digital audio programming service by satellite to nationwide audiences with a multi-channel, multi-format and with sound quality equivalent to that of compact discs. The FCC has also authorized FM terrestrial stations like ours to use a hybrid antenna to deliver both the current analog radio signal and a new digital signal. The FCC is also exploring the possibility of allowing AM stations to deliver both analog and digital signals.
In some cases, our ability to compete will be dependent on our acquisition of new technologies and our provision of new services, and we cannot assure you that we will have the resources to acquire those new technologies or provide those new services, in other cases, the introduction of new technologies and services could increase competition and have an adverse effect on our revenue. Recent new media technologies and services include the following:

•
audio programming by cable television systems, direct broadcast satellite systems, Internet content providers (both landline and wireless), Internet-based audio radio services, satellite delivered digital audio radio service and other digital audio broadcast formats;

•	HD Radiotm digital radio, which could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and

•	low power FM radio, which could result in additional FM radio broadcast stations in markets where we have stations.
We also cannot assure you that we will continue to have the resources to acquire other new technologies or to introduce new services that could compete with other new technologies. We cannot predict how existing or new sources of competition will affect the revenues generated by our stations. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry in general or our stations in particular.
 We cannot predict what other matters might be considered in the future by the FCC or Congress with respect to radio broadcasting, nor can we assess in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Employees
At December 31, 2008, we employed approximately 29 people, of which, 21were employed full-time. None of our employees are covered by collective bargaining agreements, and we consider our relations with our employees to be satisfactory.
Our strategic plan includes employment of a regional market manager for each radio market in which we own and will own or operate stations. A regional market manager is responsible for all employees of the market and for managing all aspects of the radio operations.  We currently employ one regional market manager for our market.  The loss of our regional market manager could result in a short-term loss of performance in our market, but we do not believe that any such loss would have a material adverse effect on our financial condition or results of operations, taken as a whole.

Our business is managed by a small number of key management and operating personnel, and our loss of one or more of these individuals could have a material adverse effect on our business. We believe that our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel and to expand, train and manage our employee base.

Federal Regulation of Radio Broadcasting
General.  The ownership, operation and sale of radio broadcast stations, including those licensed to us, are subject to the jurisdiction of the FCC, which acts under authority derived from the Communications Act of 1934, as amended (the “Communications Act”). The Telecommunications Act of 1996 (the “Telecom Act”) amended the Communications Act and directed the FCC to change certain of its broadcast rules. Among its other regulatory responsibilities, the FCC issues permits and licenses to construct and operate radio stations; assigns broadcast frequencies; determines whether to approve changes in ownership or control of station licenses; regulates transmission equipment, operating power, and other technical parameters of stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; regulates the content of some forms of radio broadcast programming; and has the authority under the Communications Act to impose penalties for violations of its rules.
The following is a brief summary of certain provisions of the Communications Act, the Telecom Act and related FCC rules and policies (collectively, the “Communications Laws”). This description does not purport to be comprehensive, and reference should be made to the Communications Laws, public notices and decisions issued by the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations. Failure to observe the provisions of the Communications Laws can result in the imposition of various sanctions, including monetary forfeitures and the grant of a “short-term” (less than the maximum term) license renewal. For particularly egregious violations, the FCC may deny a station’s license renewal application, revoke a station’s license or deny applications in which an applicant seeks to acquire additional broadcast properties.

License Grant and Renewal.  Radio broadcast licenses are generally granted and renewed for maximum terms of eight years. Licenses are renewed by filing an application with the FCC. Petitions to deny license renewal applications may be filed by interested parties, including members of the public. We are not currently aware of any facts that would prevent the renewal of our licenses to operate our radio stations, although there can be no assurance that each of our licenses will be renewed for a full term without adverse conditions.
Although the vast majority of FCC radio station licenses are routinely renewed, we cannot assure you that the FCC will grant our existing or future renewal applications or that the renewals will not include conditions out of the ordinary course. The non-renewal or renewal with conditions, of one or more of our licenses could have a material adverse effect on us.
The acquisition of a radio station requires the prior approval of the FCC. To obtain that approval, we would have to file a transfer of control or assignment application with the FCC. The Communications Act and FCC rules allow members of the public and other interested parties to file petitions to deny or other objections to the FCC grant of any transfer or assignment application. The FCC could rely on those objections or its own initiative to deny a transfer or assignment application or to require changes in the transaction as a condition to having the application granted. The FCC could also change its existing rules and policies to reduce the number of stations that we would be permitted to acquire in some markets. For these and other reasons, there can be no assurance that the FCC will approve potential future acquisitions that we deem material to our business.
Service Areas.  The area served by AM stations is determined by a combination of frequency, transmitter power, antenna orientation, and soil conductivity. To determine the effective service area of an AM station, the station’s power, operating frequency, antenna patterns and its day/night operating modes are required. The area served by an FM station is determined by a combination of transmitter power and antenna height, with stations divided into classes according to these technical parameters.
Class C FM stations operate with the equivalent of 100 kilowatts of effective radiated power (“ERP”) at an antenna height of up to 1,968 feet above average terrain. They are the most powerful FM stations, providing service to a large area, typically covering one or more counties within a state. Class B FM stations operate with the equivalent of 50 kilowatts ERP at an antenna height of up to 492 feet above average terrain. Class B FM stations typically serve large metropolitan areas as well as their associated suburbs. Class A FM stations operate with the equivalent of 6 kilowatts ERP at an antenna height of up to 328 feet above average terrain, and generally serve smaller cities and towns or suburbs of larger cities.

The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0, and C.
The following table sets forth the market, call letters, FCC license classification, antenna elevation above average terrain (for FM stations only), power and frequency of all of our owned stations as of February 28, 2008.

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Watts)
G Mississippi Delta	WNLA FM	Indianola, MS	105.5	June 1, 2012	A	190	4400
	WBAQ FM	Greenville, MS	97.9	June 1, 2012	C2	502	48000
	WIQQ FM	Leland, MS	102.3	June 1, 2012	A	446	1650
	WNLA AM	Indianola, MS	1380	June 1, 2012	D	AM	500
	WNIX AM	Greenville, MS	1330	June 1, 2012	B	AM	1000
Vicksburg Area	WBBV FM	Vicksburg, MS	101.3	June 1, 2012	C3	FM	13000
	KLSM FM	Tallulah, LA	104.9	June 1, 2012	C3	FM	3000
	WQBC AM	Vicksburg, MS	1420	June 1, 2012	B	AM	1000

Regulatory Approvals.  The Communications Laws prohibit the assignment or transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to grant an application for assignment or transfer of control of a broadcast license, the Communications Act requires the FCC to find that the assignment or transfer would serve the public interest. The FCC considers a number of factors in making this determination, including (1) compliance with various rules limiting common ownership of media properties, (2) the financial and “character” qualifications of the assignee or transferee (including those parties holding an “attributable” interest in the assignee or transferee), (3) compliance with the Communications Act’s foreign ownership restrictions, and (4) compliance with other Communications Laws, including those related to programming and filing requirements.
We must also comply with the extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to acquire radio stations that would be material to our financial performance in a particular market or overall.
The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. Despite those limitations, a dispute could arise regarding whether another station is improperly interfering with the operation of one of our stations or another radio licensee could complain to the FCC that one our stations is improperly interfering with that licensee’s station. There can be no assurance as to how the FCC might resolve that dispute. These FCC regulations and others may change over time, and we cannot assure you that those changes would not have a material adverse effect on us.
FCC regulations prohibit the broadcast of “obscene” material at any time, and “indecent” material between the hours of 6:00 a.m. and 10:00 p.m. The FCC has recently increased its enforcement efforts with respect to these regulations. Further, Congress has introduced legislation that would substantially increase the penalties for broadcasting indecent programming and potentially subject broadcasters to license revocation, renewal or qualification proceedings in the event that they broadcast indecent material. We may in the future become subject to inquiries or proceedings related to our stations’ broadcast of allegedly indecent or obscene material. To the extent that such an inquiry or proceeding results in the imposition of fines, a settlement with the FCC, revocation of any of our station licenses or denials of license renewal applications, our results of operation and business could be materially adversely affected.

Ownership Matters.  The Communications Act restricts us from having more than one-fourth of our capital stock owned or voted by non-U.S. persons, foreign governments or non-U.S. corporations. We are required to take appropriate steps to monitor the citizenship of our stockholders, such as through representative samplings on a periodic basis, to provide a reasonable basis for certifying compliance with the foreign ownership restrictions of the Communications Act.
The Communications Laws also generally restrict (1) the number of radio stations one person or entity may own, operate or control in a local market, (2) the common ownership, operation or control of radio broadcast stations and television broadcast stations serving the same local market, and (3) the common ownership, operation or control of a radio broadcast station and a daily newspaper serving the same local market.
None of these multiple and cross ownership rules requires any change in our current ownership of radio broadcast stations or precludes consummation of our pending acquisitions. The Communications Laws will limit the number of additional stations that we may acquire in the future in our existing market as well as new markets.
Because of these multiple and cross ownership rules, a purchaser of our voting stock who acquires an “attributable” interest in us (as discussed below) may violate the Communications Laws if such purchaser also has an attributable interest in other radio or television stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. Such a purchaser also may be restricted in the companies in which it may invest to the extent that those investments give rise to an attributable interest. If one of our attributable stockholders violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our radio station business and may be unable to obtain FCC consents for certain future acquisitions.
The FCC generally applies its television/radio/newspaper cross-ownership rules and its broadcast multiple ownership rules by considering the “attributable” or cognizable, interests held by a person or entity. With some exceptions, a person or entity will be deemed to hold an attributable interest in a radio station, television station or daily newspaper if the person or entity serves as an officer, director, partner, stockholder, member or, in certain cases, a debt holder of a company that owns that station or newspaper. Whether that interest is attributable and thus subject to the FCC’s multiple ownership rules is determined by the FCC’s attribution rules. If an interest is attributable, the FCC treats the person or entity who holds that interest as the “owner” of the radio station, television station or daily newspaper in question, and that interest thus counts against the person in determining compliance with the FCC’s ownership rules.
With respect to a corporation, officers, directors and persons or entities that directly or indirectly hold 5% or more of the corporation’s voting stock (20% or more of such stock in the case of insurance companies, investment companies, bank trust departments and certain other “passive investors” that hold such stock for investment purposes only) generally they are attributed with ownership of the radio stations, television stations and daily newspapers owned by the corporation. As discussed below, participation in an LMA also may result in an attributable interest. See “— Local Marketing Agreements.”
With respect to a partnership (or limited liability company), the interest of a general partner is attributable, as is the interest of any limited partner (or limited liability company member) who is “materially involved” in the media-related activities of the partnership (or limited liability company). The following interests generally are not attributable: (1) debt instruments, non-voting stock, options and warrants for voting stock, partnership interests, or membership interests that have not yet been exercised; (2) limited partnership or limited liability company interests where (a) the limited partner or member is not “materially involved” in the media-related activities of the partnership or limited liability company, and (b) the limited partnership agreement or limited liability company agreement expressly “insulates” the limited partner or member from such material involvement by inclusion of provisions specified by the FCC; and (3) holders of less than 5% of an entity’s voting stock. Non-voting equity and debt interests which, in the aggregate, constitute more than 33% of a station’s “enterprise value,” which consists of the total equity and debt capitalization, are considered attributable in certain circumstances.

Programming and Operation.  The Communications Act requires broadcasters to serve the “public interest.” Broadcasters are required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station’s programming may be filed at any time and will be considered by the FCC both at the time they are filed and in connection with a licensee’s renewal application. Stations also must follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries, and technical operations (including limits on radio frequency radiation). Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of a “short-term” (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application or the revocation of a station license.

Local Marketing Agreements.  We have issued letters of  intent to manage certain future stations in our market through an LMA.  In a typical LMA, the licensee of a station makes available, for a fee, airtime on its station to a party which supplies programming to be broadcast during that airtime, and collects revenues from advertising aired during such programming. LMAs are subject to compliance with the antitrust laws and the Communications Laws, including the requirement that the licensee must maintain independent control over the station including matters f personnel and programming. The FCC has held that such agreements do not violate the Communications Laws as long as the licensee of the station receiving programming from another station maintains ultimate responsibility for, and control over, station operations and otherwise ensures compliance with the Communications Laws.
A station that brokers more than 15% of the weekly programming hours on another station in its market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC’s ownership rules. As a result, a radio station may not enter into an LMA that allows it to program more than 15% of the weekly programming hours of another station in the same market that it could not own under the FCC’s multiple ownership rules.

Available Information
Our Internet site address is www.debutbroadcasting.com. On our site, we have made available, free of charge, our most recent annual report on Form 10-K and our proxy statement. We also provide a link to an independent third-party Internet site, which makes available, free of charge, our other filings with the SEC, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 2.  Properties

The types of properties required to support each of our operations include offices, studios, transmitter sites and antenna sites. Our station’s studios are housed with offices in the station’s community of license or largest nearby community. We operate three radio stations from our building in Greenville, Mississippi, and two radio stations from our building in Indianola, Mississippi, and three radio station from our building in Vicksburg, Mississippi.    The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.
At December 31, 2008, we owned studio facilities in two cities within our Mississippi Delta market, and we owned transmitter and antenna sites in the same  markets. We lease additional studio and office facilities in Greenville, Mississippi, and Vicksburg, MS. In addition, we lease corporate office space and multi-media production space in Nashville, Tennessee. We do not anticipate any difficulties in renewing any facility leases or in leasing alternative or additional space, if required. We own or lease substantially all of our other equipment, consisting principally of transmitting antennas, transmitters, studio equipment and general office equipment.
No single property is material to our operations. We believe that the properties which we own are generally in good condition and suitable for our operations.  In 2008 we sought upgraded facility space and relocated our operational offices in Greenville, MS.

Item 3. Legal Proceedings

As of March 31, 2008 we are involved in a legal proceeding pertaining to a former employee in our Greenville Mississippi market.  We are defending ourselves vigorously and do not anticipate any liability resulting from this case.  Should we be found at fault in this case, our liability shall be limited to $23,000.  As of January 31,  2009 funds for this potential liability have been placed in escrow with the Circuit Court in Greenville, MS pending the outcome of this case.
As of December 31, 2008 we were involved in a legal proceeding with Delta Plaza Associates in Greenville, Mississippi regarding breach of contract.  We appeared in the Circuit Court in Greenville, MS on March 24, 2009 and were found to have no fault or liability in this case.
Should any other legal matters occur, we believe that it would be handled and defended in the ordinary course of business.

Item 4.      Submission of Matters To a Vote of Security Holders

During the fourth quarter of 2008, there were no matters submitted to a vote of security holders.

PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information For Common Stock
Shares of our common stock, par value $0.003 per share, have been quoted on the Over The Counter Bulletin Board (OTCBB) under the symbol “DBTB” since the reverse merger on May 17, 2007.
The table below sets forth, for the calendar quarters indicated, the high and low closing sales prices of our  common stock on the OTCBB, as reported in published financial sources.  Because our common stock was not publicly traded until June 4, 2007, no information is available prior to that date.

Year	High	Low

2007
Second Quarter	$2.45	$0.28
Third Quarter	$1.90	$0.56
Fourth Quarter	$1.10	$0.40
2008
First Quarter	$1.25	$0.51
Second Quarter	$1.05	$0.27
Third Quarter	$0.30	$0.14
Fourth Quarter	$0.27	$0.06

Holders
As of December 31, 2008, there were 109 holders of record of our common stock.

Dividends
We have not declared or paid any cash dividends on our common stock since our inception and do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings for use in our business.

Sales of Unregistered Securities
On May 17, 2007, we completed a private placement of 6,430,316 shares of our common stock at $0.50 per share.  430,316 shares were sold to existing shareholders in exchange for conversion of their notes to the Predecessor Company.  The remaining 6,000,000 shares were sold to a number of investors with no prior relationship to the company.   No underwriters were involved in this sale of securities. We issued the shares of common stock to the investors in exchange for a combination of cash and debt reduction. The transaction was recorded net of financing costs of $23,503. We used the net proceeds from the private offering for the acquisition of Shamrock Broadcasting and River Broadcasting Group.
On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 18,408 shares of our common stock at an exercise price of $0.3925 per share, with an expiration date of December 17, 2017. The consideration received for this warrant was services rendered in December of 2007 valued at $7,225.

On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 22,279 shares of our common stock at an exercise price of $0.51 per share with an expiration date of January 31, 2018.  The consideration received for this warrant was services rendered in January of 2008 valued at $11,362.

On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 5,686 shares of our common stock at an exercise price of $0.51 per share with an expiration date of February 29, 2018. The consideration received for this warrant was services rendered in February of 2008 valued at $2,899.

On June 30, 2008, we issued to Politis Communications a warrant to purchase 10,254 shares of our common stock at an exercise price of $0.01 per share, with an expiration date of June 29, 2018.  The consideration received for this warrant was services rendered by Politis Communications.

On September 22, 2008, we  issued to Stephen Ross, a third party, a warrant to purchase 18,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of January 31, 2011.  The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On September 22, 2008, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of September 30, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On September 30, 2008, we  issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date of September 29, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.
On December 31, 2008, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of December 31, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On December 31, 2008, we  issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date December 31, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.

We revalue warrants quarterly utilizing the Black-Scholes method.

All of these warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

On December 5, 2008, Politis Communications exercised a warrant to purchase 8,500 shares of our common stock at $0.01 per share.  The shares were authorized by Politis Communications as compensatory gifts to a number of employees of Politis Communications.  No underwriters were involved in this warrant exercise.  The underlying shares are restricted and carry piggy-back registration rights.
On December 5, 2008, we issued a stock certificate to Mohammed Rahman for 22,026 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Mohammed Rahman in exchange for services rendered.  No underwriters were involved in this sale of securities.  Outside of the existing vendor client relationship the investor has no prior relationship to the company.  The underlying shares are restricted and carry piggy-back registration rights.
On December 3, 2008, we issued a stock certificate to Sariah Hopkins for 42,000 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Sariah Hopkins as a compensatory bonus for services rendered in the role of Chief Financial Officer.  The underlying shares are restricted and carry piggy-back registration rights.

We issued the above-described shares of our common stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers represented to us that they were accredited investors as defined in Rule 501(a) of the Securities Act and that the securities issued pursuant thereto were being acquired for investment purposes. The sales of these securities were made without general solicitation or advertising.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis is intended to provide the reader with an overall understanding of our financial condition, changes in financial condition, results of operations, cash flows, sources and uses of cash, contractual obligations and financial position. This section also includes general information about our business and a discussion of our management’s analysis of certain trends, risks and opportunities in our industry. We also provide a discussion of accounting policies that require critical judgments and estimates. You should read the following information in conjunction with our consolidated financial statements and notes to our consolidated financial statements beginning on page F-1 in this Annual Report on Form 10-K ..

Forward-Looking Statements
Certain statements contained in this report may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “believe,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “intend,” “could,” “would” or “plan,” or future or conditional verb tenses, and variations or negatives of such terms.
These forward-looking statements include, without limitation, those relating to our strategic focus on small markets in the southeastern U.S., sources of competition, the impact of new media technology on competition, our ability to outperform traditional growth rates of our markets, changes in audience ratings or market share, requirements of or changes in governmental regulations, employment of a regional market manager, renewal of our licenses, our ability to obtain FCC authorizations, the condition of our properties, legal proceedings, payment of dividends, operating results, completion of the spin-off of MSI, the separate operation of MSI, expansions into different programming formats, the number of employees dedicated to radio programs, the expansion of our programming and services, our creation of 24-hour programming in certain formats, our ability to identify and consummate potential acquisitions, pending acquisitions, cost-efficient operation of radio stations, the proliferation of HD Radio, the prices for HD Radio receivers, investing in undervalued and under-performing radio stations, our investment in medium- and small-market radio stations, market trends in purchase prices for radio stations, our investment criteria, our ability to accomplish revenue growth and cost-cutting, our ability to generate new event and promotion revenues, the implementation of our national advertising sales plan at radio stations we acquire, our ability to leverage or acquire technology, the impact of future acquisition on our margins and cash flow, our network of contacts within the radio industry, the rating of the Greenville, Mississippi market, the creation of station clusters or entering LMAs and their impact on market share and revenues, the seasonality of our operations and revenues, our ability to achieve cost reductions, our need for additional capital, our ability to raise capital through debt and equity financing, the availability of additional capital resources, the terms of any financing that we may obtain, the incurrence of accounting and legal fees in connection with acquisitions, critical accounting policies, related party transactions and our issuance of warrants.

We caution you not to place undue reliance on the forward-looking statements contained in this report, in that actual results could differ materially from those indicated in such forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, our ability to provide and market competitive services and products, our ability to diversify revenue, our ability to attract, train and retain qualified personnel, our ability to operate and integrate new technology, changes in consumer preferences, changes in our operating or expansion strategy, changes in economic conditions, fluctuations in prevailing interest rates, our ability to identify and effectively integrate potential acquisitions, FCC and government approval of potential acquisitions, our inability to renew one or more of our broadcast licenses, our ability to manage growth and effectively serve an expanding customer and market base, geographic concentrations of our assets and susceptibility to economic downturns in that area, availability of and costs associated with maintaining and/or obtaining adequate and timely sources of capital and liquidity, our ability to compete with other companies that produce and distribute syndicated radio programs and/or own radio stations, shifts in population and other demographics, changes in governmental regulations, laws and regulations as they affect companies that produce and distribute syndicated radio programs and/or own radio stations, industry conditions, the popularity of radio as a broadcasting and advertising medium, cancellation, disruptions or postponements of advertising schedules in response to national or world events, our lack of control over MSI, possible adverse rulings, judgments, settlements and other outcomes of pending or threatened litigation, other factors generally understood to affect the financial condition or results of companies that produce and distribute syndicated radio programs and/or own radio stations and other factors detailed from time to time in our press releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

Overview of 2008
The advertising environment for 2008 was slightly below that of  2007. The RAB has reported that radio revenue growth for 2008 was down approximately 2.1% from the prior year due to concerns of economic recession in both local and national markets.  Our small-market focus insulates us from the larger issued of economic recession, and allows us to capitalize on growth in local and non-spot revenue as we participate as active members in the communities in which we operate.  For 2008, our revenue performance outpaced the industry with total net revenues increasing 6.56% in radio operations.
Our management team remains focused on our strategy of pursuing growth through acquisition. However, acquisitions are closely evaluated to ensure that they will generate stockholder value and our management is committed to completing only those acquisitions that we believe will increase our share price.

Results of Operations
Analysis of Consolidated Statements of Operations.  The following analysis of selected data from our consolidated statements of operations should be referred to while reading the results of operations discussion that follows (dollar in thousands):
	Year Ended December 31,		Percent Change
	2008	2007	2008 vs. 2007

Net Revenues	$2,648	$2,970	(11)%
Operating expenses excluding depreciation, amortization and merger related expenses	2,185	3,600	(41)%
Depreciation and amortization	147	78	88%
Merger related expenses	11	397	(97)%
Corporate general and administrative expenses	890	514	73%
Impairment charge	—	—	**
Operating income (loss)	(585)	(1,619)	(64)%
Net interest expense	(217)	(77)	182%
Total non-operating expense, net	(219)	(77)	184%
Net income (loss)	(805)	(1,696)	(53)%
Net income (loss) attributable to common stockholders	$(805)	$(1,696)	**

**	Calculation is not meaningful.

Financial Condition

Cash and Cash Equivalents.  Cash and cash equivalents increased 584% to $59,143 at December 31, 2008 from approximately $8,640 at December 31, 2007. This increase was primarily a result of increased revenues related to our 2008 acquisitions and growth in the syndication network.

Accounts Receivable. Accounts receivable, less allowance for doubtful accounts, increased 69% to approximately $1,096,316 at December 31, 2007 from approximately $650,580 at December 31, 2007. This increase was primarily a result of our 2008 acquisition of  WBBV FM.   Additionally, we have realized growth in affiliate relations subscriptions for our syndication services.

Prepaid Expenses. Prepaid expenses and other current assets, including security deposits, increased to approximately $47,642 at December 31, 2008 from $45,720 at December 31, 2007. This increase was primarily a result of timing differences in recognition of expense.

Property and Equipment. Net property and equipment increased 38% to approximately $756,762 at December 31, 2008 from approximately $548,700  at December 31, 2007. This increase was primarily a result of purchasing and acquiring property and equipment required for the operation of WBBV FM in Vicksburg, Mississippi.

Intangible Assets. Intangible assets, net of amortization, increased to $1,536,761at December 31, 2008 from $1,100,000 at December 31, 2007. This increase was primarily a result of purchasing and acquiring property and equipment required for the operation of WBBV FM in Vicksburg, Mississippi.

As of December 31, 2008, approximately 49.2% of our total assets consisted of intangible assets, such as radio broadcast licenses and goodwill, the value of which depends significantly upon the operational results of our business. We could not operate the radio stations without the related FCC license for each station. FCC licenses are renewed every eight years; consequently, we continually monitor the activities of our stations to ensure they comply with all regulatory requirements.   We expect that all licenses will continue to be renewed in the future.

Goodwill.  Goodwill increased to approximately $459,280 at December 31, 2008 from $79,280 at December 31, 2007. This increase was primarily a result of  the purchase of WBBV FM in Vicksburg, Mississippi.

Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased 4% to approximately $980,670 at December 31, 2008 from approximately $665,670 at December 31, 2007. This increase was primarily a result of expansion of the scope of business during 2007.

Short-term Debt. Short-term debt increased 536% to approximately $1,524,311 at December 31, 2008 from approximately $239,290 at December 31, 2007. This increase was primarily a result of  the issuance and utilization of a $500,000 line of credit from SunTrust bank for the acquisition of WBBV FM, and the issuance and utilization of a $750,000 bridge loan from Remington Capital Partners to fund operational costs during 2008.

Long-term Debt. Long-term debt increased 159% to approximately $1,353,545 at December 31, 2008 from approximately $522,210 at December 31, 2007. This increase was primarily a result of  the $800,000 owner financing agreement between Holladay Broadcasting of Louisiana and Debut Broadcasting Corporation for the acquisition of WBBV FM.

Notes Payable. Notes payable increased to approximately $91,091 at December 31, 2008 from $69,180 at December 31, 2007. This increase was primarily a result of the financed purchase of  vehicles to be used for radio broadcast operations in the Greenville and Vicksburg Mississippi super-regional cluster.

Leases Payable. Leases payable decreased to approximately $5,381 at December 31, 2008 from $9,970 at December 31, 2007. This decrease was a result of contractual payments made on a lease purchase agreement for studio equipment for our studios located on Music Row.

Our management’s discussion and analysis of results of operations for the years ended December 31, 2008 and 2007 have been presented on a historical basis.

Net Revenues.  Net revenues for the 12 months ended December 31, 2008 decreased $321,000 to $2.65 million, a 12% decrease from the same period in 2007, primarily as a result of slow downs in national advertising on the syndicated network in direct response to large-scale economic conditions.

Radio Broadcast net revenue for the 12 months ended December 31, 2008 was $1,202,012.  On a same-station basis, broadcast radio net revenues for the 6 months ended December 31, 2008  increased approximately $214,478 to $467,557, an increase of 85% from the same period in 2007, due to management and sales strategies.

Corporate, General and Administrative Expenses.  Corporate operating expenses for the 12 months ended December 31, 2007 have increased over the comparative period in 2007 due primarily to increased personnel costs and, an increase in professional fees related to company growth.

Depreciation and Amortization.  Depreciation and amortization increased approximately $69,307, or 89%, to $147,297 for the year ended December 31, 2008 compared to approximately $77,990 for the year ended December 31, 2007.   This increase is primarily a result of increases in property and equipment purchases during 2008.

LMA Fees.   LMA fees were $44,500 in 2008. We did not incur any LMA fees for the year ended December 31, 2007.  We project further utilization of LMA transactions in 2009 associated with acquisitions in the Mississippi region.

Impairment Charge.  SFAS No. 142 requires us to review the recorded values of our FCC broadcast licenses and goodwill for impairment on an annual basis. We completed our annual evaluation during the first quarter of 2009 and were not required to record any impairment to broadcast licenses and goodwill for the year ended December 31, 2008.
The fair market values of our broadcast licenses and reporting units were determined primarily by using a discounted cash flows approach. We also utilized a market value approach, which included applying current acquisition multiples to broadcast cash flows, in order to validate our results.

Net Interest Expense.  Interest expense, net of interest income, increased by $140,675, or 182%, to approximately $217,675 for the year ended December 31, 2008 compared to $77,000 for the year ended December 31, 2006. This increase was primarily due to utilization of a $750,000 bridge loan from Remington Capital Partners to fund operating expenses, and the $500,000 line of credit from SunTrust bank which was utilized to facilitate the purchase of WBBV FM in Vicksburg, Mississippi.

Operating Income (loss.) As a result of factors described above, operating income increased by $1.01 million or 74%, to ($585,581) for the year ended December 31, 2008 compared to approximately ($1.6) million for the year ended December 31, 2007.

Seasonality
We expect that our operations and revenues will be seasonal in nature, with generally lower revenue generated in the first quarter of the year, and generally higher revenue generated in the second and fourth quarters of the year.  The seasonality of our business reflects the relationship between advertising purchases on the these formats with the retail cycle.  This seasonality causes, and will likely continue to cause a variation in our quarterly operating results.  Such variations could have an effect on the timing of our cash flows.

Liquidity and Capital Resources
Our principal need for funds has been to fund the acquisition of radio stations, expenses association with our station, corporate operations, capital expenditures, interest and debt service payments.  The following table summarizes our historical funding needs for the years ended December 31, 2008 and 2007.

	2008	2007
	(Dollars in Thousands)
Aquisitions and purchase of intangible assets	980.02	$1,337.13
Capital expenditures	244.78	260.47
Repayments of bank borrowings	68.13	68.58
Interest payments	241.98	99.14

In 2008 financing  was difficult to procure in both the debt and equity markets.  Our existing debt financing resulted in significant interest expense.  The media industry has experienced a tumultuous year, resulting in the radio station operation industry being viewed as a high risk industry in the financial markets.  Many of the large corporations in this industry have faced company wide restructuring, and pondered bankruptcy.  These events and uncertainties are creating a trend of tightened liquidity and limited capital resources.
National advertising revenues decreased 2.1% year over year from 2007 to 2008.  Overall national revenues are expected to continue to decline in 2009.  Analysts are projecting a decline of as much as 10% year over year from 2008 to 2009 before a market recovery is seen.  The last time revenue trended in this pattern was in 2001, and a full recovery was not realized in the national market until mid-2003.  Further limiting capital resources, advertisers are implementing policies that elongate the collection cycle.  Anheuser Busch, a large national advertiser has implemented a policy of withholding media payments until they have aged 120 days.  This publicly announced policy is expected to affect the payment patterns of most, if not all, larger advertisers.
 In the short term, our principal future need for funds will include the funding of station operating expenses, corporate general and administrative expenses, and interest and debt service payments.  If we are unable to fund these short term requirements through existing cash flows, we will be forced to eliminate costs through measures such as payroll reductions, staffing eliminations, and other  human resources measures.  Staffing reductions will increase our risk of business failure as we will no longer be able to provide the level of customer service to our affiliates and advertisers that is usual and customary.
Many of our debts mature in 2009.  If we are unable to agree on terms for renewal with our debtors, we may incur increased legal fees and court costs, as we will be unable to satisfy our debt agreements.  If we are unable to support our administrative overhead and debt agreements, we may be forced to liquidate certain operational areas of the business to support our financial obligations.
Our principal sources of funds for these requirements have been cash flows from financing activities, such as the proceeds from borrowing under credit facilities.  We do not believe that our presently projected cash flow from operations and present financing arrangements, including availability under our existing credit facilities, will be sufficient to meet our future capital needs, including operations and debt service for the next 12 months.  We are actively engaged in implementation of additional funding sources through debt and equity options available to us.  Further, our ability to obtain additional equity or debt financing is subject to market conditions and operating performance.  As such, there can be no assurance that we will be able to obtain such financing at terms, and on the timetable, that may be necessary to meet our capital needs.
Our acquisitions are entirely underwritten by our ability to go into the debt or equity markets to continually raise capital at reasonable prices to support our present and future acquisitions.  Any substantial market downturns that effectively close those avenues would severely restrict our ability to grow and execute a major portion of our business model going forward, and could adversely impact our viability as a company.
                We and our wholly owned subsidiaries may be able to incur additional indebtedness in the future, subject to the restrictions contained in our credit facilities. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.
We will require additional capital to provide working capital and to execute on our plan to grow through the acquisition of Properties and radio station clusters. We do not currently have sufficient capital to make additional acquisitions. We intend to raise additional capital over the next 12 months through additional equity offerings.
We have made our initial radio station acquisitions without taking on any additional debt financing. However, debt financing may be advisable and attractive as we contemplate future additional acquisitions. Although we are and will be unable to predict the precise terms of any financing until the time that such financing is actually obtained, it is likely that any such financing will fit within the following parameters:

●
None of the indebtedness to which the Properties would be subject will be recourse to the shareholders, although some or all of the indebtedness may be recourse to us. However, each obligation will be secured by a first lien and/or second lien security interest in the financed Property.  It is probable that all of our Properties will be subject to substantial security interests.

●
We expect any indebtedness will be first repaid with the operating revenues of the Properties. Operating revenues will first be applied to the payment of interest, principal amortization (if any), and principal on primary indebtedness. Next, operating revenues will be applied to interest on and principal of any subordinate financing.

●
Each of these financing arrangements may be subject to acceleration in the event of default, including non-payment, insolvency or the sale of a Property. Upon an acceleration, if we are unable to effect an immediate refinancing, we may lose one or more of our Properties by foreclosure.

●
There can be no assurances that additional capital will be available on the terms acceptable us. While financing may initially be available only on a Property by Property basis, we may eventually seek to refinance all of our Properties in one non-recourse loan which would, in all likelihood, be secured by all of our Properties.

In connection with acquisitions, dispositions and financing, we will incur appropriate accounting and legal fees.

Cash Flows from Operating Activities

	2008	2007
	Dollars in Thousands
Net cash provided by operating activities	$(785.2)	(1,417.7)

Net cash provided by operating activities increased by approximately $632,500 for the year ended December 31, 2008 compared to the year ended December 31, 2007.  The increase in cash flows is partially attributed to reduction in general and administrative operating costs.

Cash Flows from Investing Activites

	2008	2007
	Dollars in Thousands
Net cash used in investing activities	$1,224.8	$1597.6

Net cash used in investing activities decreased $372,799 to $1,224,810 for the year ended December 31, 2008 compared to the year ended December 31, 2007.  This decrease is due to acquisitions and the purchase of intangible assets.   During 2007, we completed the acquisition of broadcast licenses, and funded these acquisitions entirely in cash.  For the year ended December 31, 2007, we invested approximately $1.3 million in station acquisitions, and the purchase of certain broadcast licenses in the Greenville, Mississippi market.  In September of 2008 we completed the acquisition of the broadcast license of WBBV FM in Vicksburg, Mississippi.

Cash Flows from Financing Activities

	2008	2007
	Dollars in Thousands
Net cash provided by (used in) financing activities	$2,060.5	$2,937.9

For the year ended December 31, 2008 net cash provided by financing activities decreased by approximately $877,400 compared to the year ended December 31, 2007, primarily due to the private placement of our common stock in 2007.

Sources of Liquidity. Currently, our primary source of liquidity is cash flows provided by our operations.  We will require additional capital to execute our plan, to grow through the acquisition of radio stations and radio station clusters, as well as for working capital requirements.  Our current cash flows from operations are not sufficient to meet our working capital requirements over the next 12 months.  We do not presently have sufficient capital to make additional acquisitions.  In March of 2009, we received a non-binding letter of intent from SunTrust Bank for a $2.6 million debt facility that would refinance all existing debt, fund future acquisitions, and provide working capital.  Our Board of Directors is currently reviewing the associated terms and conditions of this letter.

Anticipated Financing As of December 31, 2008, our long-term debt, including the current portion, was approximately $1,450,018.  Our credit facilities have interest and principal repayment obligations that are substantial in amount.

Our substantial indebtedness could have important consequences, including:

•
requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•	increasing our vulnerability to general economic downturns and adverse industry conditions;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	limiting our ability to adjust to changing market conditions and placing us at a disadvantage compared to our competitors who have less debt: and

•	restricting us from making strategic acquisitions.

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, our management evaluates these estimates, including those related to bad debts, intangible assets, income taxes, restructuring and contingencies and litigation. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

We recognize revenue from the sale of commercial broadcast time to advertisers when the commercials are broadcast, subject to meeting certain conditions such as persuasive evidence that an arrangement exists and collection is reasonably assured. These criteria are generally met at the time an advertisement is broadcast.
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance based on historical write-off experience and trends. We review our allowance for doubtful accounts monthly. Past due balances over 120 days are reviewed individually for collectability. All other balances are reviewed and evaluated on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Although our management believes that the allowance for doubtful accounts is our best estimate of the amount of probable credit losses, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We have significant intangible assets recorded in our accounts. These intangible assets are comprised primarily of broadcast licenses and goodwill acquired through the acquisition of radio stations. SFAS No. 142, “Goodwill and other Intangible Assets”, requires that the carrying value of our goodwill and certain intangible assets be reviewed at least annually for impairment and charged to results of operations in the periods in which the recorded value of those assets is more than their fair market value. The fair market value of our broadcast licenses and reporting units, for purposes of our annual impairment tests, was derived primarily by using a discounted cash flows approach. The fair market values derived include assumptions that contain a variety of variables. These variables are based on industry data, historical experience and estimates of future performance and include, but are not limited to, revenue and expense growth rates for each radio market, revenue and expense growth rates for our stations in each market, overall discount rates based on our weighted average cost of capital and acquisition multiples. The assumptions used in estimating the fair market value of goodwill are based on currently available data and our management’s best estimates and, accordingly, a change in market conditions or other factors could have a significant effect on the estimated value. A significant future decrease in the fair market value of broadcast licenses or goodwill in a market could result in impairment charges.

Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2007.

Accounting Pronouncements
See Note 11 in the accompanying notes to the audited financial statements.

Item 8.	Financial Statements and Supplementary Data.

The information in response to this item is included in our consolidated financial statements, together with the report thereon of Maddox, Unger, Silberstein, PLLC, beginning on page F-1 of this Annual Report on Form 10-K, which follows the signature page hereto.

Item 9A(T).	Controls and Procedures Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our principal executive officer and our principal financial officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based upon that evaluation and as of the end of the period covered by this annual report on Form 10-K, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in its reports that the Company files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Management's Report on Internal Control Over Financial Reporting.

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

·
Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
·
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and
·
that our receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
·
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

As of December 31, 2008, our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting.  In making this assessment, management followed the approach set forth in the interpretative guidance (Release No. 34-55929) issued by the SEC.  Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Controls.

There have been no changes in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected or is reasonably likely to materially affect our internal controls.

Item 9B.       Other Information.

None.
PART III

Item 10.	Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to our directors, compliance with Section 16(a) of the Exchange Act and our code of ethics is incorporated by reference to the information set forth under the captions “Proposal 1 – Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Code of Ethics,” “Corporate Governance – Selection of Director Candidates” and Corporate Governance – Committees of the Board of Directors – Audit Committee” in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

The following table sets forth certain information with respect to our executive officers as of March 31, 2009:

Name	Age	Position(s)
Steven Ludwig	39	Chief Executive Officer
Robert Marquitz	61	President and Chairman of the Board
Sariah Hopkins	31	Chief Financial Officer

Robert Marquitz is a director as well as our Chairman. His career has been solidly based in broadcasting.  In the 1980’s and 1990’s, he served as Corporate Vice President of one of the nation’s most admired broadcasting companies, Malrite Communications Group.  At Malrite, Mr. Marquitz was responsible for all aspects of operations, programming, research and marketing of the company’s 16 major market radio stations.  In 1998, Mr. Marquitz co-founded The Marketing Group, Inc.,  a wholly owned subsidiary of Debut Broadcasting Corporation, Inc.,  with Steven Ludwig, and has served as our President since that time.  In 2003, Mr. Marquitz launched Direct Connection, a Christian program modeled after New Music Nashville, which currently has nearly 150 affiliates.  Mr. Marquitz is Anderson Merchandiser Inc.’s official music/radio consultant and is deeply involved on a day-to-day basis with leaders of the record and radio business.

Steven Ludwig is our Chief Executive Officer and a director.  Mr. Ludwig has worked in radio and interactive marketing for 15 years.  In 1998, Mr. Ludwig co-founded The Marketing Group, Inc. with Mr. Marquitz and has worked as Executive Vice President and Chief Executive Officer of the company since its inception.  Mr. Ludwig coordinates all sales and business development efforts, as well as day-to-day implementation of our business plan.  He also works with the staff to develop and implement operational strategies with feedback from clients.  Mr. Ludwig graduated with honors from Valparaiso University with a B.S. degree in business in 1992.

Sariah Hopkins is our Chief Financial Officer.  Ms. Hopkins  has over 10 years of financial experience in media, entertainment and advertising.  In 2007, she joined Debut Broadcasting in the role of Controller.   She previously served as a member of the financial management team of  publicly traded Gannet Publications, serving as Manager of Financial Planning and Analysis.  From 2004 to 2006 Ms. Hopkins served as Controller to Marketshare, a privately held marketing and advertising firm headquartered in Michigan.  Ms. Hopkins had additionally held a financial position with Bortz Entertainment Group from 2001 to 2004, and has prior financial experience with a leveraged SBIC venture capital firm and a regional National Public Radio affiliate in the Great Plains region.  Ms. Hopkins holds a BA in Music Business, Magna Cum Laude from Columbia College, an MBA Finance, Summa Cum Laude from Baker College, as well as an MBA Accounting, Summa Cum Laude from Baker College.

The following table sets forth certain information with respect to our significant employees as of February 28, 2008:

Name	Age	Position(s)
Steven Shelton	51	Greenville Mississippi Super-Regional Cluster General Manager

Steven J. Shelton serves as General Manager of Debut Broadcasting Mississippi. His career has been built around executive sales management. Mr. Shelton’s radio industry experience started in the 1970's, working as an announcer/music director and production director before entering the executive sales management phase of his career. In 1988, he formed STG, Inc., which quickly became one of the Southeast’s leading semi conductor/electro-mechanical representative firms. In 1998 he formed STG Media LLC and served as President and managing partner of three stations in Huntsville, Alabama, and one FM in Birmingham, Alabama. STG Media became one of the most successful radio companies in Alabama and was sold in May of 2006.

Item 11.	Executive Compensation

The following table sets forth certain information concerning compensation paid or accrued by the Company for the last year with respect to the Company’s “Named Executive Officers” – the Chief Executive Officer and the two most highly compensated executive officers whose total compensation for 2007 and 2008 exceeded $100,000:

Name and Principal Position	Year(1)	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Steven Ludwig	2008	$93,779	$––	$––	$––	$––	$––	$9,880	(2)	$103,659
Chief Executive Officer
Steven Ludwig	2007	$104,750	$––	$––	$––	$––	$––	$4,170	(2)	$108.920
Chief Executive Officer
Sariah Hopkins	2008	$102,763	$––	$––	$––	$––	$––	$—		$102,763
Chief Financial Officer

(1)          In accordance with SEC transition rules, this table reflects compensation for the most recently completed last two fiscal years for individuals who were Named Executive Officers during such year.

(2)          Reflects matching contributions paid by the company for simple IRA investment and automobile allowances.

Sariah Hopkins accepted the promotion to Chief Financial Officer in May of 2008.  In 2007, Shannon Farrington served in the role of Chief Financial Officer.  Ms. Farrington’s compensation did not exceed $100,000 in 2007.  Robert Marquitz serves as Chairman of the Board of Directors and Chief Operating Officer.  In Lieu of current economic conditions, Mr. Marquitz has taken a reduced salary in both 2007 and 2008 respectively.

As of December 31, 2008, The Company did not have any written employment agreements or change in control arrangements with any of the Named Executive Officers. All payments for Ms. Farrington’s services as Chief Financial Officer during 2007 were billed by and made payable to W Squared.

Each of the named executive officers has full eligibility to participate in all company benefit plans, including a simple IRA retirement plan.  Other than the simple IRA, no other tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans are available to the names executives.

The Compensation Committee of the Board of Directors of the Company implemented written employment agreements with each of the Named Executive Officers on May 23, 2009.  Effective with these employment agreements, the Named Executive Officers are eligible for a severance of 36 months base compensation at the compensation level in effect at the time of separation following, or in connection with the termination (except in the case of failure to perform job duties, gross negligence, fraud, or other causable termination) of a named executive officer, or a change in control of the smaller reporting company or a change in the named executive officer's responsibilities following a change in control, with respect to each named executive officer.  The company may require the executive to place up to 30% of their salary in excess of $104,000 per year in a deferred compensation account to be held as a retirement fund for the Named Executive, or his heirs. Should the Named Executive voluntarily resign or be terminated for a defined cause at any point prior to the defined retirement age of 65 years old, the Named Executive shall voluntarily surrender the deferred compensation account, as well as any unvested stock options.

2008 Outstanding Equity Awards at Fiscal Year-End

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS
STOCK AWARDS
Name	Number	Equity	Equity	Option	Option	Number of	Market	Equity Incentive	Equity Incentive
(a)	of	Incentive	Incentive	Exercise	Expiration	S hares or	Value of	Plan Awards:	Plan Awards:
	Securities	Plan	Plan	Price	Date	Units of	Shares of	Number of	Market or
	Underlying	Awards:	Awards:	($)	($)	Stock that	Units of	Unearned Shares,	Payout Value
	Unexercised	Number of	Number of	(e)	(f)	have not Vested	Stock that	Units or	of Unearned
	options (#) (b)	Securities Underlying Unexercised Unearned Options (#) (c)	Securities Underlying Unexercised Unearned Options (#) (d)			(#) (g)	Have not Vested ($) (h)	Other Rights that have not Vested (#) (i)	Shares, Units or other Rights that have not Vested ($) (j)
Sariah Hopkins	18,000			$1.02	1/2/2018	18,000	$900.00
Frank Woods	18,000			$1.02	01/2/2018	18,000	$900.00
At the end of 2008, Sariah Hopkins and Frank Woods each held an unexercised option to purchase 18,000 shares of common stock of the company.  As of  December 31, 2008 the shares had not vested.  The option to purchase carries a strike price of $1.02 per share.

Compensation Committee Report

NONE.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item with respect to the security ownership of our management and certain beneficial owners is incorporated by reference to the information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.  The required information regarding securities authorized for issuance under our executive compensation plans is incorporated by reference to the information set forth under the caption “Proposal 3 – Approval and Adoption of Debut Broadcasting Corporation, Inc 2007 Stock Incentive Plan – Equity Compensation Information” in our definitive proxy statement for the 2008 Annual Meeting of Stockholders.

Item 13.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the information set forth under the caption “Certain Relationships and Related Transactions” and “Corporate Governance – Director Independence” in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

Item 14.	Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the information set forth under the caption “Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm – Independent Auditor Fees” in our definitive proxy statement for the 2008 Annual Meeting of Stockholders.

PART IV

Item 15.	Exhibits and Financial Statement Schedules

Financial Statements.  The financial statements and financial statement schedule listed in the Index to Consolidated Financial Statements appearing on page F-1 of this annual report on Form 10-K are filed as a part of this report. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted either because they are not required under the related instructions or because they are not applicable.

Exhibits.
3.1	Articles of Incorporation of Debut Broadcasting Corporation., as amended.
3.2	Bylaws.
10.1
Promissory Note, dated as of January 25, 2008 between Debut Broadcasting and Remington Partners, the lenders thereto (incorporated herein by reference to exhibit 10.1 of our Current Report on Form 8-K, filed on January 25, 2008).

10.2
Warrant, dated January 21, 2008, between Debut Broadcasting Corporation, Inc and Remington Partners, Inc (incorporated herein by reference to exhibit 10.2 to our Current Report on form 8-K, filed on January 25, 2008).

10.3
Impact Network Affiliate agreement, dated November 7, 2007, between Debut Broadcasting Corporation, Inc. and GAP Broadcasting (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on November 19, 2007).

10.4	Letter Agreement, dated August 15, 2007, between The Marketing Group, Inc and Regions Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on August 29, 2007).
10.5	Debut Broadcasting Corporation, Inc., 2007 Employee Stock Incentive Plan.
21.0	Subsidiaries of Debut Broadcasting Corporation, Inc.
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14 or 15a-14, as pursuant to Section 302 of the Sarbanes Oxley Act of 2002
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14 or 15a-14, as pursuant to Section 302 of the Sarbanes Oxley Act of 2002
32.1	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 31st day of March 2009.

Debut Broadcasting Corporation, Inc

By	/s/ SARIAH HOPKINS
Sariah Hopkins
Executive Vice President, and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Ludwig	President, Chief Executive Officer and Director, (Principal Executive Officer)	March 31, 2009
Steven Ludwig

/s/ SARIAH HOPKINS	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2009
Sariah Hopkins

/s/ Robert Marquitz	Chairman, Executive Vice President, and Director	March 31, 2009
Robert Marquitz

/s/ HARRY LYLES	Director	March 31, 2009
HARRY LYLES

/s/ Frank Woods	Director	March 31, 2009
Frank Woods

/s/ DR. SURESH SARASWAT	Director	March 31, 2009
Dr. Suresh Saraswat

Index to Exhibits

3.1	Amended and Restated Articles of Incorporation.
3.2	Amended and Restated Bylaws (incorporated herein by reference to exhibit 3.3 of our Registration Statement on Form SB-2, Registration No. 333-107300, filed on July 24, 2003).
10.1
Promissory Note, dated as of January 25, 2008, between Debut Broadcasting Corporation, Inc. and Remington Partners, Inc., (incorporated herein by reference to exhibit 10.1 of our Current Report on Form 8-K, filed on January 25, 2008).

10.2
Warrant, dated January 21, 2008, between Debut Broadcasting Corporation, Inc. and Remington Partners, Inc. (incorporated herein by reference to exhibit 10.2 to our Current Report on form 8-K, filed on January 25, 2008).

10.3
Impact Network Affiliate agreement, dated November 7, 2007, between Debut Broadcasting Corporation, Inc. and GAP Broadcasting (incorporated herein by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 19, 2007).

10.4
Letter Agreement, dated August 15, 2007, between The Marketing Group, Inc. and Regions Bank (incorporated herein by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on August 29, 2007).

10.5
Letter Agreement, dated August 22, 2008 between Debut Broadcasting Mississippi, Inc and SunTrust Bank (incorporated herein by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on August 25, 2008).

10.6
Asset Purchase Agreement, dated March 16, 2008 between Debut Broadcasting and Holladay Broadcasting of Louisiana (incorporated herein by reference to exhibit to our Current Report on Form 8-K filed on August 16, 2008).

21	Subsidiaries of Debut Broadcasting Corporation, Inc.
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14 or 15a-14, as pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14 or 15a-14, as pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Maddox Ungar Silberstein, PLLC CPAs and Business Advisors
Phone (248) 203-0080
Fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025-4586
www.maddoxungar.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Debut Broadcasting, Inc.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of Debut Broadcasting Corporation, Inc., a Nevada Corporation, as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Debut Broadcasting Corporation, Inc., as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 12 to the financial statements, the Company has incurred losses from operations and is in need of additional capital to grow its operations so that it can become profitable.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans with regard to these matters are described in Note 12. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Maddox Ungar Silberstein, PLLC
Maddox Ungar Silberstein, PLLC

Bingham Farms, Michigan
March 26, 2009

DEBUT BROADCASTING CORPORATION, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$59,143	$8,643
Accounts receivable, net	1,096,316	650,580
Stock warrant receivable	85	0
Prepaid expenses	47,644	45,388
Unexercised stock warrants	454,658	0
Total Current Assets	1,657,846	704,611

Property and Equipment, Net	749,415	541,159

Other Assets
Deposits	3,928	336
Goodwill	459,280	79,280
FCC licenses	1,509,500	1,037,000
Non-compete agreement, net	23,333	13,924
Total Other Assets	1,996,041	1,130,540

TOTAL ASSETS	$4,403,302	$2,376,310

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$530,792	$339,734
Accrued payroll, expenses and taxes	449,881	339,442
Notes payable to stockholders	750,000	0
Lines of credit	774,212	239,297
Current portion of long – term debt	108,443	85,600
Unrecognized stock warrant loss	485,523	0
Total Current Liabilities	3,098,851	1,004,073

Long – Term Liabilities
Leases payable	5,381	9,976
Long – term debt	1,336,194	591,398
Total Long – Term Liabilities	1,341,575	601,374

TOTAL LIABILITIES	4,440,426	1,605,447

STOCKHOLDERS’ EQUITY (DEFICIT)
Capital stock	30,601	30,383
Paid in capital	3,166,621	3,162,272
Accumulated deficit	(3,234,346)	(2,421,792)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(37,124)	770,863

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$4,403,302	$2,376,310

The accompanying notes are an integral part of the financial statements.

DEBUT BROADCASTING CORPORATION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

GROSS REVENUES	$6,313,496	$2,970,965

OPERATING EXPENSES	6,906,425	4,590,171

OPERATING LOSS	(592,929)	(1,619,206)

OTHER INCOME (EXPENSE)	(219,625)	(77,287)

NET LOSS	$(812,554)	$(1,696,493)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	19,799,725	19,794,360

NET LOSS PER SHARE	$(0.041)	$(0.09)

The accompanying notes are an integral part of the financial statements.

DEBUT BROADCASTING CORPORATION, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
AS OF DECEMBER 31, 2008

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid in Capital	Deficit	Total

Beginning Balance, January 1, 2007	5,000	$1,000	$0	$(725,299)	$(724,299)

Recapitalization	10,000,000	1,000	-	-	1,000
	(5,000)	(1,000)	-	-	(1,000)

Private Placement	6,000,000	18,000	2,958,498	-	2,976,498

Shareholder Note Conversion	430,316	1,291	213,866	-	215,157

Debenture Conversion	3,000,000	9,000	91,000	-	100,000

Existing CNT	364,044	1,092	(1,092)	-	0

MSI Debentures			(100,000)		(100,000)

Net Loss for the Year Ended December 31, 2007	-	-	-	(1,696,493)	(1,696,493)

Ending Balance, December 31, 2007	19,794,360	30,383	3,162,272	(2,421,792)	770,863

Exercise of stock warrants	8,500	26	59	-	85

Stock issued for services	22,026	66	1,476	-	1,542

Stock issued as compensation	42,000	126	2,814	-	2,940

Net Loss for the Year Ended December 31, 2008	-	-	-	(812,554)	(812,554)

Ending Balance, December 31, 2008	19,866,886	$30,601	$3,166,621	$(3,234,346)	$(37,124)

The accompanying notes are an integral part of the financial statements.

DEBUT BROADCASTING CORPORATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2008	2007
Cash Flows from Operating Activities:
Net loss for the period	$(812,554)	$(1,696,493)
Adjustments to Reconcile Net Loss to Net Cash Used in
Operating Activities:
Depreciation and amortization expense	154,571	77,991
Stock issued as compensation	2,940	0
Stock issued for services	1,542	0
Unexercised stock warrant expense	30,865	0
Changes in Assets and Liabilities
(Increase) in accounts receivable	(388,214)	(201,245)
(Increase) in other current assets	(2,341)	(45,723)
(Increase) in deposits	(3,592)	0
Increase in accounts payable	191,058	172,686
Increase in accrued payroll, expenses and taxes	110,439	275,007
Net Cash Used in Operating Activities	(715,286)	(1,417,777)

Cash Flows from Investing Activities:
Acquisition of property and equipment	(302,236)	(260,475)
Acquisition of Shamrock Broadcasting	0	(300,000)
Acquisition of River Broadcasting	0	(1,037,134)
Cash payment for Holladay Broadcasting – WBBV Vicksburg
station acquisition	(180,022)	0
Net Cash Used in Investing Activities	(480,258)	(1,597,609)

Cash Flows from Financing Activities:
Net Proceeds from private placement of common stock	0	2,976,497
Exercise of stock warrant	85	0
Proceeds from stockholder notes	750,000	0
Proceeds from short – term debt	35,000	30,000
Proceeds from long – term debt	565,106	0
Repayment of short – term debt	0	(11,212)
Repayment of long – term liabilities	(102,147)	(57,368)
Net Cash Provided by Financing Activities	1,248,044	2,937,917

Net Increase (Decrease) in Cash and Cash Equivalents	50,500	(77,469)
Cash and Cash Equivalents – Beginning	8,643	86,112

Cash and Cash Equivalents – Ending	$59,143	$8,643

Supplemental Cash Flow Information:
Cash paid for interest	$217,675	$77,000
Cash paid for income taxes	$800	$0

Supplemental Cash Flow Information for Non-Cash Transactions
Holladay Broadcasting – WBBV Vicksburg station acquisition	$(980,022)	$0
Seller financing of station acquisition	$800,000	$0

The accompanying notes are an integral part of the financial statements.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1. Organization

Debut Broadcasting Corporation, Inc. (the “Company”) is located in Nashville, Tennessee and conducts business from its principal executive office at 1209 16th Avenue South, Nashville, Tennessee 37212.  The Company produces and distributes syndicated radio programs to radio stations across the United States and Canada.  In addition, the Company owns and operates five radio stations in Mississippi.

The Company maintains radio syndication in Nashville and produces and distributes 14 radio programs, which are broadcast over approximately 1,400 radio station affiliates.  These radio programs have an estimated 40 million U.S. listeners per week. In addition to its syndication services, the Company owns and operates a multi-media studio with audio, video and on-line content production capabilities.  This facility is located on Music Row in Nashville, Tennessee.  The Company also provides marketing, consulting and media buying (advertising) for its radio broadcast station customers in the United States.

On May 17, 2007, the Company consummated a reverse merger with California News Tech, a public company that was organized in Nevada.  Media Sentiment, Inc. (“MSI”), a wholly-owned subsidiary of California News Tech, held all of the assets and operations of California News Tech at the date of the merger (see Note 3 – Business Combinations).  Pursuant to a Post-Merger Operating Agreement, dated as of May 17, 2007, MSI and the Company agreed to operate as separate businesses after the reverse merger, with neither entity exercising control over the assets or operations of the other.

On June 27, 2007, MSI filed a registration statement with the SEC with respect to the issued and outstanding shares of common stock of MSI for the purpose of completing a spin-off of MSI by transferring all of the shares of common stock of MSI to shareholders of record of California News Tech as of April 20, 2007. The spin-off of MSI was completed in August 2008.

2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, and its subsidiaries.  All material Intercompany accounts and transactions have been eliminated.

These results exclude the assets, liabilities and operations of MSI, a wholly-owned subsidiary that the Company does not control and expects to spin off during the first quarter of 2008 (See Note 3 - Business Combinations).

Accounts Receivable
We use the allowance method for determining the collectability of our accounts receivable.  The allowance method recognizes bad debt expense following a review of the individual accounts outstanding in light of the surrounding facts.  Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts based on historical bad debts, factors related to specific customers’ ability to pay and economic trends.  We write off accounts receivable against the allowance when a balance is determined to be uncollectible. Accounts receivable on the consolidated balance sheet is stated net of our allowance for doubtful accounts.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

2. Summary of Significant Accounting Policies (continued)

Property and equipment
Property and equipment are recorded at cost.  Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Building improvements are amortized using the straight-line method over the term of the lease or the useful life of the improvements, whichever is shorter. Accelerated depreciation methods are generally used for income tax purposes.  Repairs and maintenance costs are charged directly to expense as incurred.

Property and equipment consists of the following at December 31:

	Estimated
	Useful Life	2008	2007
Land		$49,500	$49,500
Buildings and building improvements	5-10 years	137,460	71,810
Towers and studio equipment	5-30 years	372,714	314,666
Furniture, fixtures and equipment	3-7 years	270,972	150,515
Automotive	3-5 years	194,938	101,858
Total Property and equipment		1,025,584	688,349
Less: Accumulated depreciation		(276,169)	(147,190)
Property and equipment, net		$749,415	$541,159

Depreciation expense was $128,979 and $61,916 for the years ended December 31, 2008 and 2007, respectively.

Goodwill and Intangible Assets

Goodwill
Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method as described in SFAS No. 142, Goodwill and Other Intangible Assets.  We do not amortize goodwill but test it for impairment annually, or when indications of potential impairment arise.

We recognize fair values utilizing widely accepted valuation techniques, including discounted cash flows and market multiple analyses.  During the fourth quarter of 2008 and 2007, we completed our annual impairment testing of our goodwill using these valuation techniques, and determined there was no impairment.

FCC Licenses
FCC Licenses is an indefinite lived asset.  We do not amortize FCC Licenses but test it for impairment annually, and have determined that there was no impairment.

Other Intangibles
Other intangibles represent non-compete agreements with the sellers of the Shamrock Broadcasting and River Broadcasting.  The non-compete agreements are amortized straight-line over the term of the non-compete agreement.

Amortization expense was $25,592 and $16,075 for the years ended December 31, 2008 and 2007, respectively.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

2. Summary of Significant Accounting Policies (continued)

Income Taxes
We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting of income taxes.  Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.  Current income taxes are based on the respective periods’ taxable loss for federal and state income tax reporting purposes.  See Note 9, Provision for Income Taxes, for additional information related to the provision for income taxes.

Use of Estimates
In preparing the financial statements in conformity with accounting principles generally accepted in the United States (GAAP), we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period.  Actual results could differ materially from our estimates.

Revenue and Cost Recognition
The Company recognizes its advertising and programming revenues when the Company’s radio shows air on its contracted radio station affiliates.  Generally, the Company is paid by a national advertising agency, which sells the commercial time provided by the affiliate.

As the Company earns its revenue from the national advertising agency, it also recognizes any amounts due to the individual shows, which are based on the audience level generated by the specific program.  Expenses are accrued at the time the shows are run.

Consulting projects are generally negotiated at a fixed price per project; however, if the Company utilizes its advertising capacity as part of the consulting project, it will charge the consulting client in the same manner as the affiliated stations described more fully above.  Consulting fee income is recognized as time is incurred under the terms of the contract.

Advertising
The Company expenses advertising costs as they are incurred. Total advertising costs of $180,455 and $16,370 are included in the financial statements for the years ended December 31, 2008 and 2007, respectively.

Net Loss Per Share
We present basic loss per share on the face of the consolidated statements of operations.  As provided by SFAS No. 128, Earnings Per Share, basic loss per share is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period.  As of December 31, 2007, the Company had no stock options or securities convertible into any form of equity outstanding; therefore, no diluted loss per share is shown.

All shares of common stock and prices have been restated in the accompanying consolidated financial statements and notes to give effect to the reverse merger of the Company with California News Tech.  Therefore, the calculation of loss per share is equal to the number of shares of common stock outstanding assuming the reverse merger was completed on January 1, 2006.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

2. Summary of Significant Accounting Policies (continued)

Reclassifications
To maintain consistency and comparability, certain amounts from prior years have been reclassified and combined, where appropriate, to conform to the current-year financial statement presentation.

New Accounting Pronouncements
The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), on May 17, 2007.  This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes.  FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.  The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes.

3.  Business Combinations

California News Tech

On May 17, 2007, the Company entered into an Agreement and Plan of Merger with California News Tech.  The merger was accounted for as a reverse merger using the purchase method of accounting.  Accordingly, the acquisition has been treated as an acquisition of California News Tech by the Company.  MSI held all of the assets and operations of California News Tech at the date of the merger.

As part of the reverse merger, each share of common stock of Debut Broadcasting, Inc., a Tennessee Corporation formerly known as the Marketing Group (“Debut Broadcasting”), issued and outstanding immediately prior to the closing of the merger was converted into the right to receive one share of common stock. As a result, the shareholders of Debut Broadcasting received 10,000,000 newly issued shares of common stock.

Also as part of the reverse merger, the Company issued 6,430,316 shares of Company common stock to investors as a result of closing a private offering that was exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.  The shares were issued for a combination of cash and debt reduction.

On June 27, 2007, MSI filed a registration statement with the Securities and Exchange Commission with the respect to the issued and outstanding shares of common stock of MSI for the purpose of completing a spin-off of MSI by transferring all of the shares of common stock of MSI to shareholders of record of California News Tech as of April 20, 2007. We anticipate completing the spin-off of MSI during the first quarter of 2008.

As part of the reverse merger, the Company also entered into a Post-Merger Operating Agreement in which the Company and MSI agreed to operate their respective businesses separately and the Company, specifically agreed that it would not interfere in any manner with the operations of MSI, have any rights to use, acquire or otherwise operate any of the assets or intellectual property of MSI or create any liabilities for which MSI would be obligated.  In addition, MSI agreed that it would not interfere in any manner with the operations of the Company, have any rights to use, acquire or otherwise operate any of the assets or intellectual property of the Company or create any liabilities for which the Company would be obligated

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

3.  Business Combinations (continued)

California News Tech (continued)

Moreover, as part of this Post-Merger Operating Agreement, the Company agreed that if for any reason California News Tech is unable to register the MSI shares, that the Company would sell its MSI shares to the Company’s former president and director, Marian Munz, for $1.00. As a consequence, MSI has and will continue to operate completely separate from the Company effective as of the date of the reverse merger.

In addition, at the time of the reverse merger, the Company was released from certain liabilities to its former president and director, Mr. Munz, and his spouse; however, these liabilities continued as the sole responsibility of MSI in the form of two separate convertible promissory notes.  These notes remain outstanding but, if converted under their terms into shares of MSI common stock, would represent over an 80% interest and full voting control over MSI.

As a result, the Company considers MSI a non-controlled subsidiary and has not included any operating results, cash flow analysis or assets and liabilities of MSI in its consolidated financial statements.

The Company reported the details of the Agreement and Plan of Merger and the related transactions on a Form 8-K filed May 22, 2007.

Shamrock Broadcasting, Inc.
On June 7, 2007, the Company acquired two radio broadcast stations identified as WNLA FM 105.5 MHz and WNLA AM 1380 kHz in Indianola, Mississippi, from Shamrock Broadcasting, Inc., including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations, in exchange for $300,000.  In a separate agreement, the Company purchased the accounts receivable of Shamrock Broadcasting through issuance of a $10,134 promissory note payable in equal instalments made in each of three months following completion of the transaction.

The purchase price was allocated as follows:

Description	Amount
Accounts receivable	$10,134
Land	14,500
Buildings and structures	13,500
Equipment	30,000
FCC licenses	237,000
Non-compete agreement	5,000
Liabilities assumed	(10,134)
Total	$300,000

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

3.  Business Combinations (continued)

River Broadcasting Company
On June 19, 2007, the Company acquired three radio broadcast stations identified as WIQQ FM 102.3 MHz in Leland, MS, WBAQ FM 97.9 MHz and WNIX AM 1330 kHz in Greenville, MS, from River Broadcasting Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations, in exchange for $1,037,134.  In September 2007, the Company identified a $14,280 liability that was not recorded as of the closing date of the transaction.  This was recorded as an adjustment to goodwill.

The purchase price was allocated as follows:

Description	Amount
Accounts receivable	$37,134
Land	35,000
Buildings and structures	50,000
Equipment	25,000
FCC licenses	800,000
Non-compete agreement	25,000
Goodwill	79,280
Liabilities assumed	(14,280)
Total	$1,037,134

The Company reported our acquisition of these five radio stations on a Form 8-K filed June 22, 2007.

Holladay Broadcasting Company – WBBV Vicksburg
On August 31, 2008, Debut Broadcasting Mississippi, Inc., a wholly-owned subsidiary of Debut Broadcasting Corporation, Inc., acquired assets comprising of a radio broadcast station identified as WBBV FM 101.1 MHz in Vicksburg, Mississippi from Holladay Broadcasting Company of Louisiana, LLC, including all of the facilities, equipment, licenses and intellectual property necessary to operate this station in exchange for a total purchase price of $980,022.

In connection with completion of the acquisition of assets comprising the Radio Station from HBC, on August 31, 2008, Debut Broadcasting Mississippi, Inc. issued a Promissory Note Holladay Broadcasting of Louisiana, LLC in the aggregate principal amount of $800,000.

The purchase price was allocated as follows:

Description	Amount
Accounts receivable	$57,522
Buildings and structures	25,000
Equipment	10,000
FCC licenses	472,500
Non-compete agreement	35,000
Goodwill	380,000
Total	$980,022

The company reported our acquisition of this radio station on a Form 8-K filed September 1, 2008.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

4.  Other Current Liabilities

At December 31, 2008 and 2007, the following amounts were included in other current liabilities in the consolidated balance sheets:

	2008	2007
Accrued compensation	$45,895	$42,909
Accrued 401K contributions	14,863	9,805
Accrued other expenses	82,571	14,788
Accrued producer sharing payouts	306,552	271,940
Total	$449,881	$339,442

5.  Lines of Credit

On May 3, 2002 and amended on April 26, 2004, the Company entered into an unsecured promissory note establishing a revolving line of credit with the Bank of America for $75,000.  The note requires monthly interest payments and the interest rate is based on the bank’s prime, which was 5.5% at December 31, 2008. The note matures on May 3, 2009.  The balance of the line of credit at both December 31, 2008 and 2007 was $75,000.

The Company signed a promissory note and established a revolving line of credit on February 27, 2004 for $200,000 with Regions Bank to refinance existing debt. The note matures on June 30, 2009, and requires monthly interest payments accruing at an initial rate of 7.58% and a current rate of 4.4712% at December 31, 2008. The rate is subject to monthly changes based on an independent index plus 2.25%.

The note is secured by personal guarantee of certain officers of the Company and all inventory, chattel paper, accounts, equipment and general intangibles existing or purchased by the wholly-owned subsidiary entity, The Marketing Group, after the signing of the related agreement. The principal balance at December 31, 2008 and 2007 was $169,568 and $164,297, respectively.

The Company signed a promissory note and established a revolving line of credit on August 22, 2008 for $500,000 with SunTrust Bank to facilitate the acquisition of WBBV.  The note matures on August 22, 2009 and requires monthly interest payment accruing at an initial rate of 6.0% and a current rate of 4.25% at December 31, 2008. The rate is subject to monthly changes based on an independent index plus 1.00%

The note is secured by personal guarantee of certain officers of the Company and all inventory, chattel paper, accounts, equipment and general intangibles existing or purchased by the wholly-owned subsidiary entity, Debut Broadcasting Mississippi, after the signing of the related agreement.  The principal balance at December 31, 2008 and 2007 was $499,914 and $0 respectively.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

6.  Long Term Debt

Regions Bank Loan

On August 15, 2006, the Company signed a promissory note with Regions Bank for $300,000 with an initial interest rate of 7.58% and a current rate of 3.445% as of December 31, 2008. The loan is secured by all inventory, chattel paper, accounts, equipment and general intangibles of the Company.  The loan matures August 30, 2011 and is payable in monthly instalments of $6,058, including variable interest at 2.25% points per annum over the London Interbank Offered Rate for the applicable index period.

Total interest expense on the Regions Bank loan for the years ended December 31, 2008 and 2007 was $12,098 and $20,217, respectively.  The balance of the loan at December 31, 2008 was $199,297, of which $57,076 is classified as current portion of long-term debt.  The balance of the loan at December 31, 2007 was $231,802, of which $57,076 is classified as current portion of long-term debt.

Citadel Communications Loan
On August 28, 2002, the Company signed an unsecured promissory note with Citadel Communications for $430,415.  The loan has no maturity date and accrues interest at a rate of 12%.  The note was amended in April, 2003 requiring interest only payments indefinitely.  Total interest expense on the Citadel Communications loan for the years ended December 31, 2008 and 2007 was $41,712 and $41,712, respectively.  The balance of the loan at both December 31, 2008 and 2007 was $347,491.

Vehicle Loans

On August 28, 2007 the Company signed a direct purchase money loan and security agreement with DaimlerChrysler for the purchase of two vehicles for $50,068 with an effective interest rate of 7.3%. The corresponding promissory note is to be paid over a five-year period with a monthly payment of $1,011.

On September 25, 2007, the Company signed a retail instalment sale contract with GMAC for the purchase of two vehicles for $47,498 with an effective interest rate of 5.0%.  The corresponding promissory note is to be paid over a three-year period with a monthly payment of $1,424. The purchased vehicles will be used in conjunction with the radio broadcast operations.

On May 1, 2008, the Company signed a retail instalment sale contract with Daimler Chrysler Financial Services for the purchase of a vehicle for $23,137 with an effective interest rate of 7.49%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $463.  The purchased vehicle is used in conjunction with the radio broadcast operations.

On May 15, 2008, the Company signed a retail instalment sale contract with Daimler Chrysler Financial Services for the purchase of a vehicle for $19,303 with an effective interest rate of 11.25%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $367.  The purchased vehicle is used in conjunction with the radio broadcast operations.

On May 30, 2008, the Company signed a retail instalment sale contract with GMAC for the purchase of a vehicle for $25,256 with an effective interest rate of 9.5%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $530.  The purchased vehicle is used in conjunction with the radio broadcast operations.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

6.  Long Term Debt (continued)

Vehicle Loans (continued)

Total interest expense on the vehicle loans for the years ended December 31, 2008, and 2007 was $10,529 and $1,355, respectively.  The principal balance of the vehicle loans as of December 31, 2008 and 2007 was $136,157 and $93,040, respectively.  At December 31, 2008, $45,065 was classified as the current portion.

Capital Lease
On December 5 2007, the Company entered into a capital lease arrangement with National City Media Finance to acquire studio equipment for $15,009 with a fixed interest rate of 7.5%. The lease term is for three years with monthly payments of $464 with a $1 buyout option at the end of the lease term.

Total interest expense on studio equipment for the years ended December 31, 2008 and 2007 $660 and $94, respectively. The principal balance of the capital lease as of December 31, 2008 and 2007 was $10,375 and $14,636, respectively.  At December 31, 2008 and 2007, $4,994 and $4,663 was classified as the current portion of the lease, respectively.

Long-Term Debt Commitments
Future minimum cash debt commitments under all non-cancellable leases in effect at December 31, 2008 were as follows:

Lease Commitments
2009	$148,847
2010	106,236
2011	71,304
2012	23,256
2013	6,141
Total	$355,784

7.  Shareholders’ Equity

In connection with the reverse merger on May 17, 2007, all shares of common stock of Debut Broadcasting (as hereinafter defined) outstanding prior to the merger were exchanged for 10,000,000 shares of Company common stock (See Note 3. Business Combinations).

In addition, in connection with the reverse merger, the Company completed a private placement of 6,000,000 shares of Company common stock at $0.50 per share.  The transaction was recorded net of financing costs of $23,503.

Finally, in connection with the reverse merger, the Company converted notes payable to shareholders in the amount of $215,158 into 430,316 shares of Company common stock at $0.50 per share.

The pre-merger shareholders of the Company maintained 364,044 shares of Company common stock.

On May 21, 2007, $100,000 of convertible debentures issued on May 15, 2007 were converted into 3,000,000 shares of Company common stock.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

8.  Provision for Income Taxes

The tax effect of significant temporary differences representing future tax assets and future tax liabilities has been fully offset by a valuation allowance.  The Company has determined that realization is uncertain and, therefore, a valuation allowance has been recorded against this future income tax asset.

9. Related Parties

The Company leases a vehicle from an entity owned by an officer for $691 per month and accordingly is included in the operating lease commitments. (See Note 10 pertaining to operating leases in Commitments and Contingencies). Management believes the lease is similar to that of an arms length transaction. Total lease expense for the corresponding vehicle for the years ended December 31, 2008 and 2007 was $8,292 and $5,058, respectively.

During July 2005, the Company entered into a lease agreement for office space with a company owned by an officer.

Management believes that the arrangement is similar to that of an arms length transaction. For the years ended December 31, 2008 and 2007, the Company incurred corresponding rental expense of $21,600 and $21,600, respectively.  As of December 31, 2008, this agreement was continuing on a month to month basis. Notification of termination of this agreement was provided to the officer with an effective date of January 31, 2009.

The Company provides services to an entity owned and operated by an officer. The Company has also entered into an agreement under which the same stockholder provides radio show content to the Company. The terms of these arrangements generally reflect those negotiated with independent content providers and therefore, management believes that it acquires this content on terms and rates similar to that of an arms length transaction. For the years ended December 31, 2008 and 2007, the Company recognized revenues from related parties of $211,645 and $343,411, respectively. For the years ended December 31, 2008 and 2007, the Company incurred expenses of $180,697 and $299,979 to the same related party.

The Company also provides media buying services on behalf of an entity owned by an officer. The Company records both the revenue and corresponding expenses related to these media buying services. Management believes that the arrangement is similar to that of an arms length transaction. For the years ended December 31, 2008 and 2007, the Company recognized $303,837 and $407,129, respectively in corresponding media buying revenue and incurred related media buying expenses of $190,451 and $371,129 for the same periods.

10. Commitments and Contingencies

Significant Customers

As of December 31, 2008 and 2007, one customer represented 69% and 66% of our accounts receivable as reflected on the consolidated balance sheet.

During 2008 and 2007, one customer accounted for 69% and 66% of our net revenue as reflected on the consolidated statement of operations.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

10. Commitments and Contingencies (continued)

Operating Leases
Future minimum cash lease commitments under all non-cancellable leases in effect at December 31, 2008 were as follows:

Lease Commitments
2009	$75,592
2010	51,858
2011	29,592
2012	9,851
2013	0
Total	$166,893

11.  Subsequent Events

The Company is currently seeking financing to acquire additional radio stations in the Southeast United States through asset purchases and/or time brokerage agreements.

The company has a non-binding commitment letter for a $2.6 million debt facility from SunTrust Bank that would facilitate the consolidation of debt and fund acquisitions. The company is currently reviewing the terms with the board of directors.

On March 24, 2009 the company appeared in the Circuit Court of Washington County, Mississippi to defend themselves against the allegations raised in Delta Plaza LLC vs. Debut Broadcasting Mississippi asserting an alleged breach of contract.  The court found this case in favor of Debut Broadcasting Mississippi, and the case was closed without creating any liability or penalty to the company.

EXHIBIT 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
DEBUT BROADCASTING CORPORATION, INC.

ARTICLE I
NAME

The name of the corporation shall be Debut Broadcasting Corporation, Inc. (hereinafter, the “Corporation”).

ARTICLE II
REGISTERED OFFICE

The initial office of the Corporation shall be 3273 E. Warm Springs Rd., Las Vegas, NV 89120.  The initial registered agent of the Corporation shall be Cane Clark LLP at 3273 E. Warm Springs Rd., Las Vegas, NV 89120.  The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada.  The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada

ARTICLE III
CAPITAL STOCK

Section 1.                      Authorized Shares.   The aggregate number of shares which the Corporation shall have authority to issue is one hundred ten million (110,000,000) shares, consisting of two classes to be designated, respectively, “Common Stock” and “Preferred Stock,” with all of such shares having a par value of $0.001 per share.  The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares.  The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares.  The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof.  The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article.

Section 2.                      Common Stock.

(a)           Dividend Rate.  Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the “Articles”) or the Nevada Revised Statues (hereinafter, the “NRS”), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b)           Voting Rights.  Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock.  No holder of shares of Common Stock shall have the right to cumulate votes.

(c)           Liquidation Rights.  In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation’s assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation’s assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock.  A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of  the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d)           No Conversion, Redemption, or Preemptive Rights.  The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e)           Consideration for Shares. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3.                      Preferred Stock.

(a)           Designation.  The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing:  the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption.  The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution.  As used in this section “fact or event” includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government.  The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.  Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b)           Certificate.  Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4.                      Non-Assessment of Stock.  The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular.  No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV
DIRECTORS AND OFFICERS

Section 1.                      Number of Directors.  The members of the governing board of the Corporation are styled as directors.  The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation.  The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals.  The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2.                      Initial Directors.  The name and post office box or street address of the director(s) constituting the initial board of directors is:

Name	Address
Steven Ludwig	1209 16th Avenue, Nashville, TN 37212
Robert Marquitz	1209 16th Avenue, Nashville, TN 37212
Stephen Rush	1209 16th Avenue, Nashville, TN 37212
Frank Woods	1209 16th Avenue, Nashville, TN 37212

Section 3.                      Limitation of Liability.  The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS.  If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officer’s of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4.                      Payment of Expenses.  In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.  To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.  Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including, but not limited to, in connection with such person being deemed an Unsuitable Person (as defined in Article VII hereof).

Section 5.                      Repeal And Conflicts.  Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification.  In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V
COMBINATIONS WITH INTERESTED STOCKHOLDERS

At such time, if any, as the Corporation becomes a “resident domestic corporation”, as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

ARTICLE VI
BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

IN WITNESS WHEREOF, the Corporation has caused these amended and restated articles of incorporation to be executed by its President on January 30, 2008.

/s/ Steven Ludwig
Steven Ludwig

EXHIBIT 21

SUBSIDIARIES

Wholly-Owned, Controlled Subsidiaries:
1.	The Marketing Group, Inc, a Tennessee corporation
2.	Debut Broadcasting Mississippi, Inc., a Mississippi corporation

Non-Controlled Subsidiaries (Spun-Off in Third Quarter of 2008)
1.	Media Sentiment, Inc., a Nevada corporation

EXHIBIT 31.1
DEBUT BROADCASTING CORPORATION, INC.
CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven Ludwig, certify that:

1.	I have reviewed this annual report on Form 10-K of Debut Broadcasting Corporation, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 3, 2009
/s/ Steven Ludwig
Steven Ludwig
Chief Executive Officer

EXHIBIT 31.2

DEBUT BROADCASTING CORPORATION, INC.
CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sariah Hopkins, certify that:

1.	I have reviewed this annual report on Form 10-K of Debut Broadcasting Corporation, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 3, 2009

/s/ Sariah Hopkins
Sariah Hopkins
Chief Financial Officer

EXHIBIT 32

DEBUT BROADCASTING CORPORATION, INC.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), of Debut Broadcasting Corporation, Inc. (the “Company”), we, Steven Ludwig, Chief Executive Officer, and Sariah Hopkins, Chief Financial Officer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

           (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

           (2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 3, 2009	/s/ Steven Ludwig
Steven Ludwig
Chief Executive Officer

/s/ Sariah Hopkins
Sariah Hopkins
Chief Financial Officer

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q/A
(Amendment Number One)
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 0001254371

DEBUT BROADCASTING CORPORATION, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0417389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1025 16th Ave South, Nashville, TN	37212
(Address of principal executive offices)	(Zip Code)
(615) 301-0001
(Registrants telephone number, including area code)
Securities Registered Pursuant to Section 12(b) of the Act:
None
Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $0.003 per share

(Former name, former address, and formal fiscal year if changed since last report)
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, pr a smaller reporting company. See definition of “accelerated filer”, “large accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐  Non-accelerated filer ☐ Smaller Reporting Company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑
.As of May 13, 2009, there were 19,866,866 shares of common stock issued and outstanding.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (the “Amendment”) amends the quarterly report of Debut Broadcasting Corporation, Inc. (the “Company”) on Form 10-Q for the quarter ended March 31, 2009 as filed with the Securities and Exchange Commission on May 14, 2009 (the “Original Filing”). This Amendment (i) revises the disclosure of controls and procedures, and (ii) adds certain information to paragraph 4 of Exhibits 31.1 and 31.2.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment. This Amendment does not reflect events occurring after the date of the Original Filing or modify or update any disclosures that may have been affected by subsequent events. Except as described above, all other information included in the Original Filing remains unchanged.

PART I - FINANCIAL INFORMATION

Item 1.                Financial Statements

Our unaudited financial statements included in this Form 10-Q are as follows:

F-1	Condensed Consolidated Balance Sheets (unaudited) as of March 31, 2009 and December 31, 2008;

F-2	Consolidated Statements of Operations and Stockholder’s Deficit (unaudited) for the three months ended March 31 2009 and 2008;

F-3	Consolidated Statement of Stockholder’s Deficit (unaudited) for the three months ended March 31, 2009;

F-4	Consolidated Statements of Cash (unaudited) for the three months ended March 31, 2009 and 2008;

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the SEC instructions to Form 10-Q. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the interim period ended March 31, 2009 are not necessarily indicative of the results that can be expected for the full year.   Balance sheet information as of December 31, 2008 was derived from the Company’s audited financial statements for the year ended December 31, 2008.

DEBUT BROADCASTING CORPORATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31 2009 (Unaudited)	December 31 2008[1]
ASSETS
Current assets
Cash and cash equivalents	$12,927	$59,143
Accounts receivable, net	887,686	1,096,316
Stock warrant receivable	85	85
Prepaid expenses	35,412	47,644
Unexercized stock warrants	454,658	454,658
Total current assets	1,390,768	1,657,846

Property and equipment, net	727,134	749,415
Deposits	25,542	3,928
Goodwill	459,280	459,280
FCC licenses	1,509,500	1,509,500
Non-Compete Agreement, net	14,583	23,333
Other intangible assets, net	2,008,905	1,996,041

Total assets	$4,126,807	$4,403,302

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$712,148	$530,792
Accrued expenses and taxes	259,336	449,881
Notes payable to shareholders	750,000	750,000
Lines of credit	774,212	774,212
Current portion of long-term debt	78,998	108,443
Unrecognized stock warrant loss	585,523	485,523
Total current liabilities	2,348,069	3,098,851

Long term liabilities
Leases payable	4,980	5,381
Long-term debt	1,336,194	1,336,194
Total long term liabilities	1,341,174	1,341,575

Total liabilities	4,401,391	4,440,426

Stockholders' deficit
Common stock - $.003 par value, 100,000,000 shares authorized	30,383	30,601
Additional paid in capital	3,166,839	3,166,621
Accumulated deficit	(3,471,806)	(3,234,346)
Total stockholders' deficit	(274,584)	(37,124)
Total liabilities and stockholders' deficit	$4,126,807	$4,403,302

The accompanying notes are an integral part of these financial statements.

1 Derived from the Company’s audited financial statements from the year ended December 31, 2008.

DEBUT BROADCASTING CORPORATION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(Unaudited)

	Three months ended March 31,
	2009	2008

Net Revenue	$474,327	$451,345

Operating expenses
Advertising	6,739	39,480
Operating expense	588,302	604,979
Depreciation expense	49,190	33,472
Merger and acquisition related expenses	-	-

Total operating expenses	644,229	663,996

Operating (loss)	(169,903)	(212,300)

Other income and expense
Interest expense	76,791	36,221
Interest income	(1,615)	(814)

Total other income and expenses	75,177	35,407

Net (loss)	$(244,807)	$(260,796)

The accompanying notes are an integral part of these financial statements.

DEBUT BROADCASTING CORPORATION, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
AS OF MARCH 31, 2008
(UNAUDITED)

	Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Beginning Balance, January 1, 2007	5,000	$1,000	$0	$(725,299)	$(724,299)

Recapitalization	10,000,000	1,000	-	-	1,000
	(5,000)	(1,000)	-	-	(1,000)

Private Placement	6,000,000	18,000	2,958,498	-	2,976,498

Shareholder Note Conversion	430,316	1,291	213,866	-	215,157

Debenture Conversion	3,000,000	9,000	91,000	-	100,000

Existing CNT	364,044	1,092	(1,092)	-	0

MSI Debentures			(100,000)		(100,000)

Net Loss for the Year Ended December 31, 2007	-	-	-	(1,696,493)	(1,696,493)

Ending Balance, December 31, 2007	19,794,360	30,383	3,162,272	(2,421,792)	770,863

Exercise of stock warrants	8,500	26	59	-	85

Stock issued for services	22,026	66	1,476	-	1,542

Stock issued as compensation	42,000	126	2,814	-	2,940

Net Loss for the Year Ended December 31, 2008	-	-	-	(812,554)	(812,554)

Ending Balance, December 31, 2008	19,866,886	$30,601	$3,166,621	$(3,234,346)	$(37,124)

Net Loss for the 3 Months Ended March 31, 2008				(244,807)	(244,807)

Ending Balance, March 31, 2008	19,866,886	$30,601	$3,166,621	$(3,479,153)	$(281,931)

DEBUT BROADCASTING CORPORATION, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three Months Ended March 31,
	2009	2008
Operating activities:
Net loss	$(244,807)	$(260,796)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	49,190	33,472
Changes in operating assets and liabilities, net of effects of acquisitions:

(Increase) decrease in accounts receivable	208,630	(237,136)
(Increase) decrease in other current assets	(9,381)	(129,095)
Increase (decrease) in accounts payable	181,356	(123,147)

Increase (decrease) in accrued expenses and taxes	(190,545)	233,647

Net cash provided by/(used in) operating activities	(5,557)	(222,258)

Investing activities:
Purchases of property and equipment	(10,812)	(51,132)

Net cash used in investing activities	(10.812)	(51,132)

Financing activities:
Proceeds from issuance of stock warrants	-	231,754
Proceeds from bank credit facility	(402)	35,000
Proceeds from shareholder notes	-	750,000
Repayment of long term debt	(29,445)	(22,114)

Net cash provided by/(used in) financing activities	(29,847)	976,637

Net increase/(decrease) in cash and cash equivalents	(46,216)	442,453

Cash and cash equivalents at beginning of period	59,143	8,643

Cash and cash equivalents at end of period	$12,927	$451,096

 The accompanying notes are an integral part of these financial statements.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Note 1 - Organization

Debut Broadcasting Corporation, Inc. (the “Company”) is located in Nashville, Tennessee and conducts business from its principal executive office at 1025 16th Avenue South, Suite 200, Nashville, Tennessee 37212.  The Company relocated to the current office location on January 31, 2009.  The Company produces and distributes syndicated radio programs to radio stations across the United States and Canada.  In addition, the Company owns and operates eight radio stations in Mississippi.

The Company maintains radio syndication in Nashville and produces and distributes 14 radio programs, which are broadcast over approximately 1,400 radio station affiliates.  These radio programs have an estimated 40 million U.S. listeners per week. In addition to its syndication services, the Company owns and operates a multi-media studio with audio, video and on-line content production capabilities.  This facility is located on Music Row in Nashville, Tennessee.  The Company also provides marketing, consulting and media buying (advertising) for its radio broadcast station customers in the United States.

Note 2 - Basis of Presentation and Interim Results

The condensed consolidated financial statements include the accounts of the Company, and its subsidiaries. The interim financial statements of the Company have been prepared without audit.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. We believe that the disclosures are adequate to make the financial information presented not misleading. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2008. All adjustments were of a normal recurring nature unless otherwise disclosed. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

Accounts Receivable

We use the allowance method for determining the collectability of our accounts receivable.  The allowance method recognizes bad debt expense following a review of the individual accounts outstanding in light of the surrounding facts.  Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts based on historical bad debts, factors related to specific customers’ ability to pay and economic trends.  We write off accounts receivable against the allowance when a balance is determined to be uncollectible.  Accounts receivable on the consolidated balance sheet is stated net of our allowance for doubtful accounts.

Revenue and Cost Recognition

The Company recognizes its advertising and programming revenues for syndicated programming when the Company’s radio shows air on its contracted radio station affiliates.  Generally, the Company is paid by a national advertising agency, which sells the commercial time provided by the affiliate.

As the Company earns its revenue from the national advertising agency, it also recognizes any amounts due to the individual shows, which are based on the audience level generated by the specific program.  Expenses are accrued at the time the shows are run.

Consulting projects are generally negotiated at a fixed price per project; however, if the Company utilizes its advertising capacity as part of the consulting project, it will charge the consulting client in the same manner as the affiliated stations described more fully above.  Consulting fee income is recognized as time is incurred under the terms of the contract.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Note 2 - Basis of Presentation and Interim Results (continued)

The Company recognizes its advertising and programming revenues for its owned and operated radio broadcast stations when the advertising airs.  Generally, the Company is paid by the local advertiser for advertising coordinated  and contracted through a local employee sales representative or sales manager.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising costs of $6,739 and $39,480 are included in the financial statements for the three months ended March 31, 2009 and March 31, 2008, respectively.

Financing

We will require additional capital to execute on our plan to grow through the acquisition of radio stations and radio station clusters. We do not presently have sufficient capital to make additional acquisitions. We intend to raise additional capital over the next twelve months through additional equity offerings.

We have made our initial radio station acquisitions without taking on any additional debt financing. However, debt financing may be advisable and attractive as we contemplate future additional acquisitions.

Although we are and will be unable to predict the precise terms of any financing until the time that such financing is actually obtained, it is likely that any such financing will fit within the following parameters:

•      None of the indebtedness to which the Properties would be subject will be recourse to the shareholders, although some or all of the indebtedness may be recourse to us. However, each obligation will be secured by a first lien and/or second lien security interest in the financed Property. It is probable that all of our Properties will be subject to substantial security interests.

•      We expect any indebtedness will be first repaid with the operating revenues of the Properties. Operating revenues will first be applied to the payment of interest, principal amortization (if any), and principal on primary indebtedness. Next, operating revenues will be applied to interest on and principal of any subordinate financing.

•      Each of these financing arrangements may be subject to acceleration in the event of default, including non-payment, insolvency, or the sale of a Property. Upon an acceleration, if we are unable to effect an immediate refinancing, we may lose one or more of our Properties by foreclosure.

While financing may initially be available only on a radio station by radio station basis, we may eventually seek to refinance all of our Properties in one non-recourse loan which will, in all likelihood, be secured by all of our Properties.

In connection with acquisitions, dispositions and financing, we will incur appropriate accounting and legal fees.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Note 2 - Basis of Presentation and Interim Results (continued)

Governmental Regulation of Radio Broadcasting

The following is a brief summary of certain provisions of the Communications Act, the Telecom Act, and related FCC rules and policies (collectively, the "Communications Laws"). This description does not purport to be comprehensive, and reference should be made to the Communications Laws, public notices, and decisions issued by the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations. Failure to observe the provisions of the Communications Laws can result in the imposition of various sanctions, including monetary forfeitures and the grant of a "short-term" (less than the maximum term) license renewal. For particularly egregious violations, the FCC may deny a station's license renewal application, revoke a station's license, or deny applications in which an applicant seeks to acquire additional broadcast properties.

License Grant and Renewal. Radio broadcast licenses are granted and renewed for maximum terms of eight years. Licenses are renewed by filing an application with the FCC. Petitions to deny license renewal applications may be filed by interested parties, including members of the public.

Service Areas.  The area served by AM stations is determined by a combination of frequency, transmitter power, antenna orientation, and soil conductivity. To determine the effective service area of an AM station, the station’s power, operating frequency, antenna patterns and its day/night operating modes are required. The area served by an FM station is determined by a combination of transmitter power and antenna height, with stations divided into classes according to these technical parameters.

Class C FM stations operate with the equivalent of 100 kilowatts of effective radiated power (“ERP”) at an antenna height of up to 1,968 feet above average terrain. They are the most powerful FM stations, providing service to a large area, typically covering one or more counties within a state. Class B FM stations operate with the equivalent of 50 kilowatts ERP at an antenna height of up to 492 feet above average terrain. Class B FM stations typically serve large metropolitan areas as well as their associated suburbs. Class A FM stations operate with the equivalent of 6 kilowatts ERP at an antenna height of up to 328 feet above average terrain, and generally serve smaller cities and towns or suburbs of larger cities.

The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0, and C.

The following table sets forth the market, call letters, FCC license classification, antenna elevation above average terrain (for FM stations only), power and frequency of all of our owned and operated stations as of March 31, 2009.

Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Watts)
G Mississippi	WNLA FM	Indianola, MS	105.5	June 1, 2012	A	190	4400
	WBAQ FM	Greenville, MS	97.9	June 1, 2012	C2	502	48000
	WIQQ FM	Leland, MS	102.3	June 1, 2012	A	446	1650
	WNLA AM	Indianola, MS	1380	June 1, 2012	D	AM	500
	WNIX AM	Greenville, MS	1330	June 1, 2012	B	AM	1000
	WBBV FM	Vicksburg, MS	101.1	June 1, 2012	C3	394	13000
	KLSM FM	Tallulah, LA	104.9	June 1, 2012	A	299	3000
	WQBC AM	Vicksburg, MS	1420	June1, 2012	B	AM	1000

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Note 2 - Basis of Presentation and Interim Results (continued)

Compliance with Environmental Laws

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Note 3 - Initial Adoption of FIN 48

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), on May 17, 2007. This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes. FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes.  We do not believe that the timing of the adoption of FIN 46 has created any material differences in comparability between the three months ended March 31, 2008, and the three months ended March 31, 2009.

Note 4 - Loss Per Share

We present basic loss per share on the face of the condensed consolidated balance sheets.  As provided by SFAS No. 128, Earnings Per Share, basic loss per share is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period.

On January 2, 2008, the Company awarded options to purchase 342,055 shares of its common stock to employees and valued contractors.  These options were awarded at a strike price of $0.86 per share and vest ratably over five years.  The options will be accounted for utilizing the Black-Scholes method of valuation.

On January 21, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 62,500 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On February 26, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 125,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On March 16, 2008, the Company issued to Holladay Broadcasting of Louisiana, LLC a warrant to purchase 200,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date 10 years after the date of issuance.

On June 18, 2008 the Company issued to Wolcott Squared a warrant to purchase 18,408 shares of our common stock at an exercise price of $0.3925 per share, with an expiration date of December 17, 2017. The consideration received for this warrant was services rendered in December of 2007 valued at $7,225.

On June 18, 2008, the Company issued to Wolcott Squared a warrant to purchase 22,279 shares of our common stock at an exercise price of $0.51 per share with an expiration date of January 31, 2018.  The consideration received for this warrant was services rendered in January of 2008 valued at $11,362.

On June 18, 2008, the Company issued to Wolcott Squared a warrant to purchase 5,686 shares of our common stock at an exercise price of $0.51 per share with an expiration date of February 29, 2018. The consideration received for this warrant was services rendered in February of 2008 valued at $2,899.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Note 4 - Loss Per Share (continued)

On June 30, 2008, the Company issued to Politis Communications a warrant to purchase 10,254 shares of our common stock at an exercise price of $0.01 per share, with an expiration date of June 29, 2018.  The consideration received for this warrant was services rendered by Politis Communications.

On September 22, 2008, the Company issued to Stephen Ross, a third party, a warrant to purchase 18,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of January 31, 2011.  The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,

On September 22, 2008, the Company issued  to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of September 30, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,

On September 30, 2008, the Company issued  to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date of September 29, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.

On December 31, 2008, the Company issued  to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of December 31, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq.

On December 31, 2008, the Company issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date December 31, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.

The Company revalues all warrants quarterly utilizing the Black-Scholes method.

All of these warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

On December 5, 2008, Politis Communications exercised a warrant to purchase 8,500 shares of Company common stock at $0.01 per share.  The shares were authorized by Politis Communications as compensatory gifts to a number of employees of Politis Communications.  No underwriters were involved in this warrant exercise.  The underlying shares are restricted and carry piggy-back registration rights.

On December 5, 2008, The Company issued  a stock certificate to Mohammed Rahman for 22,026 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Mohammed Rahman in exchange for services rendered.  No underwriters were involved in this sale of securities.  Outside of the existing vendor client relationship the investor has no prior relationship to the company.  The underlying shares are restricted and carry piggy-back registration rights.

On December 3, 2008, The Company issued  a stock certificate to Sariah Hopkins for 42,000 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Sariah Hopkins as a compensatory bonus for services rendered in the role of Chief Financial Officer.  The underlying shares are restricted and carry piggy-back registration rights.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Note 4 - Loss Per Share (continued)

The Company issued the above-described shares of our common stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers represented to us that they were accredited investors as defined in Rule 501(a) of the Securities Act and that the securities issued pursuant thereto were being acquired for investment purposes. The sales of these securities were made without general solicitation or advertising.

Note 5 - Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are computed using the straight-line method based upon estimated lives of assets ranging between three to thirty years. Property and equipment are summarized as follows:

	Estimated Useful Life	March 31, 2009	December 31, 2007
Land		$49,500	$49,500
Buildings and building improvements	5 – 10 years	138,395	136,460
Towers and studio equipment	5 - 30 years	377,945	372,714
Furniture, fixtures and equipment	3 – 7 years	275,691	270,972
Automotive	3 - 5 years	194,938	194,938

Accumulated depreciation		(309,336)	(276,169)
Property and equipment, net		$727,134	$749,415

Of the $727,134  in Net Property and Equipment as of March 31, 2009, $35,000 was added through the acquisition of the radio broadcast station WBBV FM during the third quarter of 2008 including equipment purchases to support the acquired stations.

Note 6 - Lines of Credit

On May 3, 2002 and amended on April 26, 2004, the Company entered into an unsecured promissory note establishing a revolving line of credit with the Bank of America for $75,000.  The note requires monthly interest payments and the interest rate is based on the bank’s prime rate, which was 4.75% at March 31, 2009. The note matures on May 3, 2010.  The balance of the line of credit at both March 31, 2009 and 2008 was $75,000.

The Company signed a promissory note and established a revolving line of credit on February 27, 2004 for $200,000 with Regions Bank to refinance existing debt. The note matures on August 31, 2009, and requires monthly interest payments accruing at an initial rate of 7.58% and a current rate of 4.35938% at March 31, 2009. The rate is subject to monthly changes based on an independent index plus 2.25%.

The note is secured by personal guarantee of certain officers of the Company and all inventory, chattel paper, accounts, equipment and general intangibles existing or purchased after the signing of the related agreement. The principal balance at March 31, 2008 and 2007 was $199,297 and $199.297, respectively.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
Note 7 - Notes Payable to Shareholders

Debut Broadcasting Shareholder Notes

On January 21, 2008 the Company entered into a loan agreement with Remington Capital Partners for $250,000.   This loan agreement included warrant coverage for 62,500 shares of common stock, a $2,000 loan origination fee and interest of 18% per annum due monthly.  The promissory note plus any accrued interest is payable on July 31, 2009.

On February 26, 2008 the Company entered into a loan agreement with Remington Capital Partners for $500,000.   This loan agreement included warrant coverage for 125,000 shares of common stock, a $2,000 loan origination fee and interest of 18% per annum due monthly.  The promissory note plus any accrued interest is payable on July 31, 2009.

Total interest expense associated with the shareholder loans for the three months ended March 31, 2009 and 2008 was $34,397 and $13,808 respectively.  Accrued interest due to shareholders was $0 and $0 as of March 31, 2009 and 2008, respectively.

Note 8 - Loans Payable

Regions Bank Loan

On August 15, 2006, the Company signed a promissory note with Regions Bank for $300,000 with an initial interest rate of 7.58% and a current rate of  2.58313%  as of March 31, 2009. The loan is secured by all inventory, chattel paper, accounts, equipment and general intangibles of the Company.  The loan matures August 30, 2011 and is payable in monthly installments of $6,058, including variable interest at 2.25% points per annum over the London Interbank Offered Rate for the applicable index period.

Total interest expense on the Regions Bank loan for the three months ended March 31, 2009 and 2008 was $1,154 and $4,209 respectively. The balance of the loan at March 31, 2009 was $152,550 of which $41,365 was classified as current portion of long-term debt.  The balance of the loan at March 31, 2008 was $221,936, of which $42,945 was classified as current portion of long-term debt.

Citadel Communications Loan

On August 28, 2002, the Company signed an unsecured promissory note with Citadel Communications for $430,415.  The loan has no maturity date and accrues interest at a rate of 12%.  The note was amended in April, 2003 requiring interest only payments indefinitely.  Total interest expense on the Citadel Communications loan for the three months ended March 31, 2009 and 2008 was $10,428 and $10,428 respectively.  The balance of the loan at both March 31, 2009 and 2008 was $347,491.

SunTrust Bank Loan

The Company signed a promissory note and established a revolving line of credit on August 22, 2008 for $500,000 with SunTrust Bank to facilitate the acquisition of WBBV.  The note matures on August 22, 2009 and requires monthly interest payment accruing at an initial rate of 6.0% and a current rate of 4.25% at March 31, 2009. The rate is subject to monthly changes based on an independent index plus 1.00%

The note is secured by personal guarantee of certain officers of the Company and all inventory, chattel paper, accounts, equipment and general intangibles existing or purchased by the wholly-owned subsidiary entity, Debut Broadcasting Mississippi, after the signing of the related agreement.  Total interest expense on the SunTrust Bank loan for the three months ended March 31, 2009 and 2008 was $7,319 and $0.00 respectively. The balance of the loan at March 31, 2009  and  2008 was $499,914 and $0.00 respectively.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Vehicle Loans

On August 28, 2007 the Company signed a direct purchase money loan and security agreement with DaimlerChrysler for the purchase of two vehicles for $50,068 with an effective interest rate of 7.3%. The corresponding promissory note is to be paid over a five-year period with a monthly payment of $1,011.

On September 25, 2007, the Company signed a retail installment sale contract with GMAC for the purchase of two vehicles for $47,498 with an effective interest rate of 5.0%.  The corresponding promissory note is to be paid over a three-year period with a monthly payment of $1,424. The purchased vehicles are used in conjunction with the radio broadcast operations.

On May 1, 2008, the Company signed a retail installment sale contract with Daimler Chrysler Financial Services for the purchase of a vehicle for $23,137 with an effective interest rate of 7.49%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $463.  The purchased vehicle is used in conjunction with the radio broadcast operations.

On May 15, 2008, the Company signed a retail installment sale contract with Daimler Chrysler Financial Services for the purchase of a vehicle for $19,303 with an effective interest rate of 11.25%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $367.  The purchased vehicle is used in conjunction with the radio broadcast operations.

On May 30, 2008, the Company signed a retail installment sale contract with GMAC for the purchase of a vehicle for $25,256 with an effective interest rate of 9.5%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $530.  The purchased vehicle is used in conjunction with the radio broadcast operations..

Total interest expense on the vehicle loans for the three months ended March 31, 2009 and 2008 was $2,875 and $1,528 respectively.  The principal balance of the vehicle loans as of March 31, 2009 and 2008 was $123,730 and $87,212 respectively.  At March 31, 2009, $32,639 was classified as the current portion.

Capital Lease

On December 5, 2007, the Company entered into a capital lease arrangement with National City Media Finance to acquire studio equipment for $15,009 with a fixed interest rate of 7.5%. The lease term is for three years with monthly payments of $464 with a $1 buyout option at the end of the lease term.

Total interest expense on studio equipment for the three months ended March 31, 2009 and 2008 was $62 and $361, respectively. The principal balance of the capital lease as of March 31, 2009 and 2008 was $9,509 and $13,503 respectively.  At March 31, 2009, $4,994 was classified as the current portion of the lease.

Note 9 - Shareholders’ Equity

In connection with the reverse merger on May 17, 2007, all shares of common stock of Debut Broadcasting (as hereinafter defined) outstanding prior to the merger were exchanged for 10,000,000 shares of Company common stock (See Note 10. Business Combinations).

In addition, in connection with the reverse merger, the Company completed a private placement of 6,000,000 shares of Company common stock at $0.50 per share.  The transaction was recorded net of financing costs of $23,502.

Finally, in connection with the reverse merger, the Company converted notes payable to shareholders in the amount of $215,158 into 430,316 shares of Company common stock at $0.50 per share.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

The pre-merger shareholders of the Company maintained 364,044 shares of Company common stock.

On May 21, 2007, $100,000 of convertible debentures issued on May 15, 2007 were converted into 3,000,000 shares of Company common stock.

Note 10 - Business Combinations

WBBV FM

On August 27, 2008, the Company acquired a radio broadcast stations from Holladay Broadcasting of Louisiana, LLC identified as WBBV FM 101.3 MHz in Vicksburg, Mississippi, including all of the facilities, equipment, licenses and intellectual property necessary to operate this station, in exchange for $180,022.
The purchase price was allocated as follows:

Description	Amount

Accounts receivable	$57,522
Land	0.00
Buildings and structures	25,000
Equipment	10,000
FCC licenses	472,500
Non-compete agreement	35,000
Goodwill	380,000
Liabilities assumed	(800,000)
Total	$180,022

Holladay Broadcasting Company

On March 16, 2008, the Company entered into a Local Marketing Agreement for a radio broadcast station identified as KLSM FM 105.5 MHz in Tallulah, Louisiana with Holladay Broadcasting Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations.  The Company maintains the station including all revenues and expenses.  Holladay Broadcasting Company has retained ownership of all assets and liabilities of the station as of March 16, 2008.

Grace Media Company

On August 15, 2008, the Company entered into a Local Marketing Agreement for a radio broadcast station identified as WQBC AM 1420 Khz in Vicksburg, Mississippi with Grace Media Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations.  The Company maintains the station including all revenues and expenses.  Grace Media Company has retained ownership of all assets and liabilities of the station as of August 22, 2008.

Item 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements
Certain statements contained in this report may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements may be identified by reference to a future-period(s) or by the use of forward-looking terminology, such as “anticipate,” “believe,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “intend,” “could,” “would,” or “plan” or future or conditional verb tenses, and variations or negatives of such terms.

These forward-looking statements include, without limitation, the basis of presentation of our financial statements, charges to consulting clients, the impact of recent accounting pronouncements, the impact of radio station acquisitions, radio advertising growth, pending acquisitions, the future use of Black-Scholes method of valuation, market trends, our need for additional capital, our ability to raise capital through debt and equity financing, the terms of any financing the we may obtain, the incurrence of accounting and legal fees in connection with acquisitions and the effectiveness of our disclosure controls and procedures.

We caution you not to place undue reliance on the forward-looking statements contained in this report, in that actual results could differ materially from those indicated in such forward-looking statements as a result of a variety of factors.  These factors include, but are not limited to, our ability to provide and market competitive service and products, our ability to diversify revenue, our ability to attract, train and retain qualified personnel, our ability to operate and integrate new technology, changes in consumer preference, changes in our operating or expansion strategy, changes in economic conditions, fluctuation in prevailing interest rates, our ability to identify and effectively integrate potential acquisitions, FCC and government approval of potential acquisition, our inability to renew one or more of our broadcast licenses, our ability to manage growth and effectively serve an expanding customer and market base, geographic concentrations of our assets and susceptibility to economic downturns in that area, availability of and costs associated with maintaining and/or obtaining adequate and timely sources of capital and liquidity, our ability to compete with other companies that produce and distribute syndicated radio programs and/or own radio stations, shifts in populations and other demographics, changes in governmental regulations, laws and regulations as the affect companies that produce and distribute syndicated radio programs and/or own radio stations, industry conditions, the popularity of radio as a broadcasting and advertising medium, cancellation, disruption or postponements of advertising schedules in response to national or world events, possible adverse ruling, judgments, settlements, and other outcomes of pending or threatened litigation, other factors generally understood to affect the financial condition or results of companies that produce and distribute syndicated radio programs and/or own radio stations and other factors detailed from time to time in our press releases and filings with the Securities and Exchange Commission.  We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

Overview

A Radio Advertising Bureau report issued in January of 2009 indicated that local advertisers, the largest advertisers which are served in small markets, decreased their overall advertising by 10% in 2008.  Despite this report, we realized growth in half of our markets while the industry as a whole declined.  Management believes that local market advertisers are advertising more in order to compete during the economic slowdown.  Non-broadcast radio revenue (“non-spot revenue”) remained steady during the first quarter of 2009. Our small market focus allows us to capitalize on the growth in local markets and non-spot revenue as we participate as active members in the communities in which we operate. For the three months ended march 31, 2009, combined net revenue from radio, multi-media, media purchasing and syndication increased 4.8% compared to the same period in 2008.

Our management team remains focused on our strategy of pursuing growth through acquisition. However, acquisitions are closely evaluated to ensure that they will generate stockholder value and our management is committed to completing only those acquisitions that it believes will increase our share price.

Results of Operations

For the three months ended March 31, 2009 and 2008

On a consolidated basis, we generated $474,327 in net revenue for the quarter ended March 31, 2009, an increase of $22,982 or 4.8%, compared to $451,345 for the quarter ended March 31, 2008.  Approximately $22,982  of this increase relates to growth in the Vicksburg, Mississippi radio station market, specifically in our owned and operated radio broadcast station WBBV FM, and our LMA station KLSM FM.

On a consolidated basis, advertising expense was $6,739 for the quarter ended March 31, 2009 a decrease of 32,741 or 93%, compared to $39,480 for the quarter ended March 31, 2008.  This decrease is attributable to termination and expiration of  public relations and investor relations contracts  that were entered into between Debut Broadcasting and Politis Communications, Agoracom, Inc, and Rubicon Capital Partners.

On a consolidated basis, operating expense was $588,302 for the quarter ended March 31, 2009, an increase of $16,677 or 3.7%, compared to $604,979 for the quarter ended March 31, 2008. The decrease in operating expenses, relates to cost cutting including staffing reductions which were instituted in the first quarter of 2009.

On a consolidated basis, depreciation and amortization expense was $49,190 for the quarter ended March 31, 2009, an increase of $15,718 or 32%, compared to $33,472 for the quarter ended March 31, 2008. The primary reason for the increase relates to the assets acquired as part of the WBBV acquisition.

As a result of the foregoing revenue and expenses, our overall net loss for the three month period ending March 31, 2009 and March 31, 2008 was $244,807 and $260,796, respectively.

Liquidity and Capital Resources

As of March 31, 2009, we had current Assets in the amount of $1,390,768, consisting of $12,927  in Cash and Cash Equivalents, $887,686 in Accounts Receivable, $490,155  in Other Current Assets. As of March 31, 2009, we had Current Liabilities in the amount of $2,348,069, consisting of $259,366  in Accounts Payable, $259,336  in Accrued Expenses and Taxes, $750,000 in notes payable to shareholders, $774,212 in Lines of Credit and $78,998 in Current Portion of Long Term Debt. This combination of assets and liabilities resulted in a working capital deficit in the amount of $957,301.  The working capital deficit is largely attributable to seasonality in the radio advertising industry.

We will require additional capital to execute our plan to grow through the acquisition of radio stations and radio station clusters. We do not presently have sufficient capital to make acquisitions or to guarantee our continued long-term operations. We intend to raise additional capital over the next twelve months through refinancing and restructuring our debt.

Recent Events

None

Off Balance Sheet Arrangements

As of March 31, 2009, there were no off balance sheet arrangements.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition.

Revenue and Cost Recognition

The Company recognizes its advertising and programming revenues when the Company’s radio shows air on its contracted radio station affiliates.  Generally, the Company is paid by a national advertising agency, which sells the commercial time provided by the affiliate.

As the Company earns its revenue from the national advertising agency, it also recognizes any amounts due to the individual shows, which are based on the audience level generated by the specific program.  Expenses are accrued at the time the shows are run.

Consulting projects are generally negotiated at a fixed price per project; however, if the Company utilizes its advertising capacity as part of the consulting project, it will charge the consulting client in the same manner as the affiliated stations described more fully above.  Consulting fee income is recognized as time is incurred under the terms of the contract.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising costs of $39,490 and $17,653 are included in the financial statements for the quarter ended March 31, 2009 and March 31, 2008, respectively.

Reclassifications

To maintain consistency and comparability, certain amounts from prior years have been reclassified and combined, where appropriate, to conform to the current-year financial statement presentation.

New Accounting Pronouncements

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), on May 17, 2007.  This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes.  FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.  The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes

Item 4.     Qualitative and Quantitative Disclosures About Market Risk.

None

PART II - OTHER INFORMATION

Item 1.     Legal Proceedings

On April 16, 2008 we became party to a legal proceeding with Delta Plaza, LLC a Mississippi Limited Liability company regarding an alleged breach of a lease contract.  Delta Plaza, LLC sought compensation of $65,000.  We appeared in the Circuit Court of Washington County on March 24th, 2009 to defend our interests and were found to have no fault or liability in this case.

  On December 31, 2008 we were involved in a legal proceeding pertaining to a former employee in our Greenville Mississippi market.  We defended ourselves vigorously, however the Circuit Court of Washington County found the case in favor of the employee.  We placed funds in escrow in 2008 to cover our liability in this case. These funds have been dispersed to the plaintiff.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds

On May 17, 2007, we completed a private placement of 6,430,316 shares of our common stock at $0.50 per share.  430,316 shares were sold to existing shareholders in exchange for conversion of their notes to the Predecessor Company.  The remaining 6,000,000 shares were sold to a number of investors with no prior relationship to the company.   No underwriters were involved in this sale of securities. We issued the shares of common stock to the investors in exchange for a combination of cash and debt reduction. The transaction was recorded net of financing costs of $23,503. We used the net proceeds from the private offering for the acquisition of Shamrock Broadcasting and River Broadcasting Group.
On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 18,408 shares of our common stock at an exercise price of $0.3925 per share, with an expiration date of December 17, 2017. The consideration received for this warrant was services rendered in December of 2007 valued at $7,225.
On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 22,279 shares of our common stock at an exercise price of $0.51 per share with an expiration date of January 31, 2018.  The consideration received for this warrant was services rendered in January of 2008 valued at $11,362.
On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 5,686 shares of our common stock at an exercise price of $0.51 per share with an expiration date of February 29, 2018. The consideration received for this warrant was services rendered in February of 2008 valued at $2,899.
On June 30, 2008, we issued to Politis Communications a warrant to purchase 10,254 shares of our common stock at an exercise price of $0.01 per share, with an expiration date of June 29, 2018.  The consideration received for this warrant was services rendered by Politis Communications.
On September 22, 2008, we  issued to Stephen Ross, a third party, a warrant to purchase 18,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of January 31, 2011.  The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,

On September 22, 2008, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of September 30, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On September 30, 2008, we  issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date of September 29, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.
On December 31, 2008, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of December 31, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On December 31, 2008, we  issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date December 31, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.

We revalue warrants quarterly utilizing the Black-Scholes method.

All of these warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

On December 5, 2008, Politis Communications exercised a warrant to purchase 8,500 shares of our common stock at $0.01 per share.  The shares were authorized by Politis Communications as compensatory gifts to a number of employees of Politis Communications.  No underwriters were involved in this warrant exercise.  The underlying shares are restricted and carry piggy-back registration rights.
On December 5, 2008, we issued a stock certificate to Mohammed Rahman for 22,026 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Mohammed Rahman in exchange for services rendered.  No underwriters were involved in this sale of securities.  Outside of the existing vendor client relationship the investor has no prior relationship to the company.  The underlying shares are restricted and carry piggy-back registration rights.
On December 3, 2008, we issued a stock certificate to Sariah Hopkins for 42,000 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Sariah Hopkins as a compensatory bonus for services rendered in the role of Chief Financial Officer.  The underlying shares are restricted and carry piggy-back registration rights.
We issued the above-described shares of our common stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers represented to us that they were accredited investors as defined in Rule 501(a) of the Securities Act and that the securities issued pursuant thereto were being acquired for investment purposes. The sales of these securities were made without general solicitation or advertising.

Item 3.     Defaults upon Senior Securities

None

Item 4.     Submission of Matters to a Vote of Security Holders

No matters have been submitted to our security holders for a vote, through the solicitation of proxies or otherwise, during the quarterly period ended March 31, 2009.

Item 4T.   Controls and Procedures

As required by Rule 13a-15 of the Securities Exchange Act of 1934, our principal executive officer and principal financial officer evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of the end of the period covered by this report, these disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission and to ensure that such information is accumulated and communicated to our company's management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of the following material weaknesses in internal control over financial reporting which are indicative of many small companies with small staff: inadequate segregation of duties and effective risk assessment.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this quarterly report on Form 10-Q, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2009: (i) appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management.   The remediation effort set out above are in process, and we are actively seeking qualified personnel to appoint to our staff.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control over Financial Reporting

There has been no change in the internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of ss.240.13a -15 or ss.240.15d -15 of the Exchange Act that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 5.     Other Information

None.

Item 6.      Exhibits

Exhibit Number	Description of Exhibit
31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATIONS

I, Steven Ludwig, certify that;

(1)	I have reviewed this quarterly report on Form 10-Q of Debut Broadcasting Corporation Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 3, 2009

By: Steven Ludwig
Title: Chief Executive Officer

CERTIFICATIONS

I, Sariah Hopkins, certify that;

(1)           I have reviewed this quarterly report on Form 10-Q of Debut Broadcasting Corporation Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 3, 2009

By: Sariah Hopkins
Title: Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying quarterly Report on Form 10-QSB of Debut Broadcasting Corporation Inc. for the quarter ended March 31, 2008, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

(1)
the quarterly Report on Form 10-Q of Debut Broadcasting Corporation Inc. for the quarter ended March 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
the information contained in the quarterly Report on Form 10-Q for the quarter ended March 31, 2008, fairly presents in all material respects, the financial condition and results of operations of Debut Broadcasting Corporation Inc.

By:
Name:	Steven Ludwig
Title:	Principal Executive Officer and Director
Date:	December 3, 2009

By:
Name:	Sariah Hopkins
Title:	Principal Financial Officer
Date:	December 3, 2009

 Exhibit C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment Number One)

(Mark One)
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-50762

DEBUT BROADCASTING CORPORATION, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0417389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1025 16th Ave South, Suite 102, Nashville, TN	37212
(Address of principal executive offices)	(Zip Code)

(615) 301-0001
(Registrant’s telephone number, including area code)

(Former name, former address, and formal fiscal year if changed since last report)
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐  Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

As of August 13, 2009, there were 19,866,866 shares of common stock issued and outstanding.

TABLE OF CONTENTS

		Page

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements	3
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	16
Item 4T.	Controls and Procedures	20

PART II - OTHER INFORMATION

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	21
Item 4.	Submission of Matters to a Vote of Security Holders	22
Item 6.	Exhibits	23

EXPLANATORY NOTE

            This Amendment No. 1 on Form 10-Q/A (the “Amendment”) amends the quarterly report of Debut Broadcasting Corporation, Inc. (the “Company”) on Form 10-Q for the quarter ended June 30, 2009 as filed with the Securities and Exchange Commission on August 14, 2009 (the “Original Filing”). This Amendment (i) Corrects certain information contained in Note 10, Business Combinations regarding the completion of the acquistion of WBBV (ii) revises the disclosure of controls and procedures, and (iii) adds certain information to paragraph 4 of Exhibits 31.1 and 31.2.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment. This Amendment does not reflect events occurring after the date of the Original Filing or modify or update any disclosures that may have been affected by subsequent events. Except as described above, all other information included in the Original Filing remains unchanged.

PART I - FINANCIAL INFORMATION

Item 1.      Financial Statements

Our unaudited financial statements included in this Form 10-Q are as follows:

F-1	Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008

F-2	Condensed Consolidated Statements of Operations and Accumulated Deficit for the three months and six months ended June 30, 2009 and 2008

F-3	Condensed Consolidated Statements of Cash Flows for the three months and six months ended June 30, 2009 and 2008

These unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the SEC instructions to Form 10-Q. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the interim period ended June 30, 2009 are not necessarily indicative of the results that can be expected for the full year.   Balance sheet information as of December 31, 2008 was derived from the Company’s audited financial statements for the year ended December 31, 2008.

DEBUT BROADCASTING CORPORATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30 2009 (Unaudited)	December 31 2008[1]
ASSETS
Current assets
Cash and cash equivalents	$16,385	$59,143
Accounts receivable, net	947,098	1,096,316
Stock warrant receivable	85	85
Prepaid expenses	35,412	47,644
Unexercized stock warrants	447,836	454,658
Total current assets	1,446,816	1,657,846

Property and equipment, net	658,268	749,415
Deposits	20,519	3,928
Goodwill	459,280	459,280
FCC licenses	1,509,500	1,509,500
Non-Compete Agreement, net	5,833	23,333
Other intangible assets, net	1,995,150	1,996,041

Total assets	$4,100,234	$4,403,302

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$862,535	$530,792
Accrued expenses and taxes	274,158	449,881
Notes payable to shareholders	750,000	750,000
Lines of credit	757,039	774,212
Current portion of long-term debt	62,734	108,443
Unrecognized stock warrant loss	485,523	485,523
Total current liabilities	2,329,454	3,098,851

Long term liabilities
Leases payable	3,694	5,381
Long-term debt	1,306,993	1,336,194
Total long term liabilities	1,310,687	1,341,575

Total liabilities	3,487,091	4,440,426

Stockholders' deficit
Common stock - $.003 par value, 100,000,000 shares authorized	30,383	30,601
Additional paid in capital	3,166,839	3,166,621
Accumulated deficit	(3,599,663)	(3,234,346)
Total stockholders' deficit	(402,441)	(37,124)
Total liabilities and stockholders' deficit	$4,100,234	$4,403,302

DEBUT BROADCASTING CORPORATION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Net Revenue	$584,068	$726,438	$1,058,395	$1,177,783

Operating Expenses
Advertising	2,931	113,260	9,671	152,740
Operating Expense	588,029	773,383	1,184,944	1,378,362
Depreciation Expense	46,835	32,396	87,274	65,868
Merger and Acquisition Related Expenses	-	895	-	895

Total Operating Expenses	637,795	919,934	1,281,889	1,597,865

Operating Loss	(53,727)	(193,496)	(223,494)	(420,082)

Other Income and Expense
Interest Income	(2,949)	(1,585)	(4,700)	(2,399)
Interest Expense	76,119	71,374	152,911	107,595
Income Tax	960	—	960
Total Other (Income) and Expense	74,130	69,789	149,171	105,196

Net Loss	$(127,857)	$(263,285)	$(372,665)	$(525,278)

Accumulated Deficit at the Beginning of the Period	(3,471,806)	(2,807,308)	(3,226,998)	(2,545,315)

Accumulated Deficit at the End of the Period	(3,599,663)	(3,070,593)	(3,599,663)	(3,070,593)
Loss per common share
Basic	(0.0181)	(0.0155)	(0.0181)	(0.0155)
Weighted average number of shares outstanding, basic	19,866,907	19,794,360	19,866,907	19,794,360

The accompanying notes are an integral part of these financial statements.

DEBUT BROADCASTING CORPORATION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Operating Activities:
Net Loss	$(127,857)	$(263,285)	$(372,665)	$(525,278)

Adjustments to reconcile net loss to net cash
provided by/used in operating activities:
Depreciation and amortization	55,584	32,397	104,774	65,869
Changes in operating assets and liabilities, net effects
of acquisitions

(Increase) decrease in accounts receivable	(59,497)	(306,803)	149,133	(543,939)
(Increase) decrease in other current assets	11,929	(305,849)	2,548	(434,944)
Increase (decrease) in accounts payable	150,387	257,024	331,743	133,877
Increase (decrease) in accrued expenses and taxes	14,821	673,648	-175,724	907,295

Net cash provided by (used in) operating activities	45,367	87,133	39,810	128,159

Investing Activities:
Purchases of property and equipment	22,013	(161,341)	11,201	(211,076)
Net cash used in investing activities	22,013	(161,342)	11,201	(211,076)

Financing Activities:
Proceeds from issuance of stock warrants	-	(213,753)	-	18,001
Proceeds from bank credit facility	(47,659)	59,036	(48,061)	94,036
Proceeds from stockholder notes	-	-	-	750,000
Repayment of long-term debt	(16,264)	(754)	(45,709)	(22,868)
Proceeds from issuance of common stock	-	-	-

Net cash provided by financing activities	(63,923)	(155,471)	(93,770)	839,169

Net (decrease) increase in cash and cash equivalents	3,457	(229,680)	(42,759)	230,773

Cash and cash equivalents at beginning of period	12,927	451,096	59,143	8,643

Cash and cash equivalents at end of period	16,385	221,416	16,385	221,416

The accompanying notes are an integral part of these financial statements.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009

Note 1 - Organization

Debut Broadcasting Corporation, Inc. (the “Company”) is located in Nashville, Tennessee and conducts business from its principal executive office at 1025 16th Avenue South, Suite 102, Nashville, Tennessee 37212.  The Company relocated to the current office location on January 31, 2009.  The Company produces and distributes syndicated radio programs to radio stations across the United States and Canada.  In addition, the Company owns and operates eight radio stations in Mississippi.

The Company maintains radio syndication in Nashville and produces and distributes 14 radio programs, which are broadcast over approximately 1,400 radio station affiliates.  These radio programs have an estimated 40 million U.S. listeners per week. In addition to its syndication services, the Company owns and operates a multi-media studio with audio, video and on-line content production capabilities.  This facility is located on Music Row in Nashville, Tennessee.  The Company also provides marketing, consulting and media buying (advertising) for its radio broadcast station customers in the United States.

Note 2 - Basis of Presentation and Interim Results

The condensed consolidated financial statements include the accounts of the Company, and its subsidiaries. The interim financial statements of the Company have been prepared without audit.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. We believe that the disclosures are adequate to make the financial information presented not misleading. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2008. All adjustments were of a normal recurring nature unless otherwise disclosed. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

Accounts Receivable

We use the allowance method for determining the collectability of our accounts receivable.  The allowance method recognizes bad debt expense following a review of the individual accounts outstanding in light of the surrounding facts.  Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts based on historical bad debts, factors related to specific customers’ ability to pay and economic trends.  We write off accounts receivable against the allowance when a balance is determined to be uncollectible.  Accounts receivable on the consolidated balance sheet is stated net of our allowance for doubtful accounts.

Revenue and Cost Recognition

The Company recognizes its advertising and programming revenues for syndicated programming when the Company’s radio shows air on its contracted radio station affiliates.  Generally, the Company is paid by a national advertising agency, which sells the commercial time provided by the affiliate.

As the Company earns its revenue from the national advertising agency, it also recognizes any amounts due to the individual shows, which are based on the audience level generated by the specific program.  Expenses are accrued at the time the shows are run.

Consulting projects are generally negotiated at a fixed price per project; however, if the Company utilizes its advertising capacity as part of the consulting project, it will charge the consulting client in the same manner as the affiliated stations described more fully above.  Consulting fee income is recognized as time is incurred under the terms of the contract.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009

Note 2 - Basis of Presentation and Interim Results (continued)

The Company recognizes its advertising and programming revenues for its owned and operated radio broadcast stations when the advertising airs.  Generally, the Company is paid by the local advertiser for advertising coordinated  and contracted through a local employee sales representative or sales manager.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising costs of  $2,931 and $113,260 are included in the financial statements for the three months ended June 30, 2009 and June 30, 2008, respectively. Total advertising costs of $9,671 and $152,740 are including in the financial statements for the six months ended June 30, 2009 and June 30, 2008, respectively.

Financing

We will require additional capital to execute on our plan to grow through the acquisition of radio stations and radio station clusters. We do not presently have sufficient capital to make additional acquisitions. We intend to raise additional capital over the next twelve months through additional equity offerings.

Although we are and will be unable to predict the precise terms of any financing until the time that such financing is actually obtained, it is likely that any such financing will fit within the following parameters:

•     None of the indebtedness to which the Properties would be subject will be recourse to the shareholders, although some or all of the indebtedness may be recourse to us. However, each obligation will be secured by a first lien and/or second lien security interest in the financed Property. It is probable that all of our Properties will be subject to substantial security interests.

•     We expect any indebtedness will be first repaid with the operating revenues of the Properties. Operating revenues will first be applied to the payment of interest, principal amortization (if any), and principal on primary indebtedness. Next, operating revenues will be applied to interest on and principal of any subordinate financing.

•     Each of these financing arrangements may be subject to acceleration in the event of default, including non-payment, insolvency, or the sale of a Property. Upon an acceleration, if we are unable to effect an immediate refinancing, we may lose one or more of our Properties by foreclosure.

While financing may initially be available only on a radio station by radio station basis, we may eventually seek to refinance all of our Properties in one non-recourse loan which will, in all likelihood, be secured by all of our Properties.

In connection with acquisitions, dispositions and financing, we will incur appropriate accounting and legal fees.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
Note 2 - Basis of Presentation and Interim Results (continued)

Governmental Regulation of Radio Broadcasting

The following is a brief summary of certain provisions of the Communications Act, the Telecom Act, and related FCC rules and policies (collectively, the "Communications Laws"). This description does not purport to be comprehensive, and reference should be made to the Communications Laws, public notices, and decisions issued by the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations. Failure to observe the provisions of the Communications Laws can result in the imposition of various sanctions, including monetary forfeitures and the grant of a "short-term" (less than the maximum term) license renewal. For particularly egregious violations, the FCC may deny a station's license renewal application, revoke a station's license, or deny applications in which an applicant seeks to acquire additional broadcast properties.

License Grant and Renewal. Radio broadcast licenses are granted and renewed for maximum terms of eight years. Licenses are renewed by filing an application with the FCC. Petitions to deny license renewal applications may be filed by interested parties, including members of the public.

Service Areas.  The area served by AM stations is determined by a combination of frequency, transmitter power, antenna orientation, and soil conductivity. To determine the effective service area of an AM station, the station’s power, operating frequency, antenna patterns and its day/night operating modes are required. The area served by an FM station is determined by a combination of transmitter power and antenna height, with stations divided into classes according to these technical parameters.

Class C FM stations operate with the equivalent of 100 kilowatts of effective radiated power (“ERP”) at an antenna height of up to 1,968 feet above average terrain. They are the most powerful FM stations, providing service to a large area, typically covering one or more counties within a state. Class B FM stations operate with the equivalent of 50 kilowatts ERP at an antenna height of up to 492 feet above average terrain. Class B FM stations typically serve large metropolitan areas as well as their associated suburbs. Class A FM stations operate with the equivalent of 6 kilowatts ERP at an antenna height of up to 328 feet above average terrain, and generally serve smaller cities and towns or suburbs of larger cities.

The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0, and C.
The following table sets forth the market, call letters, FCC license classification, antenna elevation above average terrain (for FM stations only), power and frequency of all of our owned and operated stations as of June 30, 2009
Market	Stations	City of License	Frequency	Expiration Date of License	FCC Class	Height Above Average Terrain (in feet)	Power (in Watts)
G Mississippi	WNLA FM	Indianola, MS	105.5	June 1, 2012	A	190	4400
	WBAQ FM	Greenville, MS	97.9	June 1, 2012	C2	502	48000
	WIQQ FM	Leland, MS	102.3	June 1, 2012	A	446	1650
	WNLA AM	Indianola, MS	1380	June 1, 2012	D	AM	500
	WNIX AM	Greenville, MS	1330	June 1, 2012	B	AM	1000
	WBBV FM	Vicksburg, MS	101.1	June 1, 2012	C3	394	13000
	KLSM FM	Tallulah, LA	104.9	June 1, 2012	A	299	3000
	WQBC AM	Vicksburg, MS	1420	June1, 2012	B	AM	1000

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009

Note 2 - Basis of Presentation and Interim Results (continued)

Compliance with Environmental Laws

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Note 3 - Initial Adoption of FIN 48

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), on May 17, 2007. This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes. FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes.  We do not believe that the timing of the adoption of FIN 48 has created any material differences in comparability between the six months  and six months ended June 30, 2008, and the three months and six months ended June 30, 2009.

Note 4 - Loss Per Share

We present basic loss per share on the face of the condensed consolidated balance sheets.  As provided by SFAS No. 128, Earnings Per Share, basic loss per share is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period.

On January 2, 2008, the Company awarded options to purchase 342,055 shares of its common stock to employees and valued contractors.  These options were awarded at a strike price of $0.86 per share and vest ratably over five years.  The options will be accounted for utilizing the Black-Scholes method of valuation.

On January 21, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 62,500 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On February 26, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 125,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On March 16, 2008, the Company issued to Holladay Broadcasting of Louisiana, LLC a warrant to purchase 200,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date 10 years after the date of issuance.

On June 18, 2008 the Company issued to Wolcott Squared a warrant to purchase 18,408 shares of our common stock at an exercise price of $0.3925 per share, with an expiration date of December 17, 2017. The consideration received for this warrant was services rendered in December of 2007 valued at $7,225.

On June 18, 2008, the Company issued to Wolcott Squared a warrant to purchase 22,279 shares of our common stock at an exercise price of $0.51 per share with an expiration date of January 31, 2018.  The consideration received for this warrant was services rendered in January of 2008 valued at $11,362.

On June 18, 2008, the Company issued to Wolcott Squared a warrant to purchase 5,686 shares of our common stock at an exercise price of $0.51 per share with an expiration date of February 29, 2018. The consideration received for this warrant was services rendered in February of 2008 valued at $2,899.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009

Note 4 - Loss Per Share (continued)

On June 30, 2008, the Company issued to Politis Communications a warrant to purchase 10,254 shares of our common stock at an exercise price of $0.01 per share, with an expiration date of June 29, 2018.  The consideration received for this warrant was services rendered by Politis Communications.

On September 22, 2008, the Company issued to Stephen Ross, a third party, a warrant to purchase 18,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of January 31, 2011.  The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,

On September 22, 2008, the Company issued  to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of September 30, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,

On September 30, 2008, the Company issued  to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date of September 29, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.

On December 31, 2008, the Company issued  to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of December 31, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq.

On December 31, 2008, the Company issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date December 31, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.

On April 1, 2009, the Company issued  to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of  April 1, 2012. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq.

On June 30, 2009, the Company issued  to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of  June 30, 2012. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq.

The Company revalues all warrants quarterly utilizing the Black-Scholes method.

All of these warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

On December 5, 2008, Politis Communications exercised a warrant to purchase 8,500 shares of Company common stock at $0.01 per share.  The shares were authorized by Politis Communications as compensatory gifts to a number of employees of Politis Communications.  No underwriters were involved in this warrant exercise.  The underlying shares are restricted and carry piggy-back registration rights.

On December 5, 2008, The Company issued  a stock certificate to Mohammed Rahman for 22,026 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Mohammed Rahman in exchange for services rendered.  No underwriters were involved in this sale of securities.  Outside of the existing vendor client relationship the investor has no prior relationship to the company.  The underlying shares are restricted and carry piggy-back registration rights.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009

Note 4 - Loss Per Share (continued)

On December 3, 2008, The Company issued  a stock certificate to Sariah Hopkins for 42,000 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Sariah Hopkins as a compensatory bonus for services rendered in the role of Chief Financial Officer.  The underlying shares are restricted and carry piggy-back registration rights.

Note 5 - Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are computed using the straight-line method based upon estimated lives of assets ranging between three to thirty years. Property and equipment are summarized as follows:

	Estimated Useful Life	June 30, 2009	December 31, 2008
Land		$49,500	$49,500
Buildings and building improvements	5 – 10 years	138,880	136,460
Towers and studio equipment	5 - 30 years	388,068	372,714
Furniture, fixtures and equipment	3 – 7 years	277,689	270,972
Automotive	3 - 5 years	160,318	194,938

Accumulated depreciation		(356,168)	(276,169)
Property and equipment, net		$658,286	$749,415

Of the $658,286  in Net Property and Equipment as of March 31, 2009, $35,000 was added through the acquisition of the radio broadcast station WBBV FM during the third quarter of 2008 including equipment purchases to support the acquired stations.  In April of 2009, the Company disposed of a 2007 Chevrolet HHR and a 2007 Nissan XTerra through sales to third parties for $12,000 and $13,300 respectively.

Note 6 - Lines of Credit

On May 3, 2002 and amended on April 26, 2004, the Company entered into an unsecured promissory note establishing a revolving line of credit with the Bank of America for $75,000.  The note requires monthly interest payments and the interest rate is based on the bank’s prime rate, which was 7.5% at June 30, 2009. The note matured on May 3, 2009.  The balance of the line of credit at both June 30, 2008 and 2008 was $75,000.  As of June 30, 2009 the note was being converted to three year term loan with an anticipated maturity of September 30, 2012.  The note is secured by personal guarantee of certain officers of the Company.

The Company signed a promissory note and established a revolving line of credit on February 27, 2004 for $200,000 with Regions Bank to refinance existing debt. The note matured on June 30, 2009, and requires monthly interest payments accruing at an initial rate of 7.58% and a current rate of 4.41438% at June 30, 2009. The rate is subject to monthly changes based on an independent index plus 2.25%. As a result of the present economic downturn in the banking and radio industries, the note was transferred to the special assets division of Regions Bank. At June 30, 2009, the Company was actively seeking an amicable settlement with Regions Bank to satisfy the loan balance.

The note is secured by personal guarantee of certain officers of the Company and all inventory, chattel paper, accounts, equipment and general intangibles existing or purchased after the signing of the related agreement. The principal balance of the note at June 30, 2009 and 2008 was $199,297 and $199,297, respectively.

Note 7 - Notes Payable to Stockholders

Debut Broadcasting Stockholder Notes

On January 21, 2008 the Company issued to Remington Partners, Inc. warrants to purchase 62,500 shares of Company common stock in exchange for a loan in the amount of $250,000 with a $2,000 loan origination fee and interest of 18% per annum due monthly.  The promissory note plus any accrued interest is payable on July 31, 2009.

On February 26, 2008 the Company issued to Remington Partners, Inc. warrants to purchase 125,000 shares of Company common stock in exchange for a loan in the amount of $500,000, with a $2,000 loan origination fee and interest of 18% per annum due monthly.  The promissory note plus any accrued interest is payable on July 31, 2009.

Total interest expense associated with the stockholder loans for the three months ended June 30, 2009 and 2008 was $34,397 and $13,808 respectively.  Accrued interest due to stockholders was $0 and $0 as of June 30, 2009 and 2008, respectively.

Note 8 - Loans Payable

Regions Bank Loan

On August 15, 2006, the Company signed a promissory note with Regions Bank for $300,000 with an initial interest rate of 7.58% and a current rate of  2.59438%  as of June 30, 2009. The loan is secured by all inventory, chattel paper, accounts, equipment and general intangibles of the Company.  The loan matures August 30, 2011 and is payable in monthly installments of $6,058, including variable interest at 2.25% points per annum over the London Interbank Offered Rate for the applicable index period.

Total interest expense on the Regions Bank loan for the three months ended June 20, 2009 and 2008 was $999.63 and $2,769, respectively.  Total interest expense for the six months ended June 30 2009 and 2008 was $2,153 and $6,978, respectively. The balance of the loan at June 30, 2009 was $141,120, of which $41,365 was classified as current portion of long-term debt.  The balance of the loan at June 30, 2008 was $206,532, of which $27,541 was classified as current portion of long-term debt.

Citadel Communications Loan

On August 28, 2002, the Company signed an unsecured promissory note with Citadel Communications for $430,415.  The loan has no maturity date and accrues interest at a rate of 12%.  The note was amended in April, 2003 requiring interest only payments indefinitely.  Total interest expense on the Citadel Communications loan for each of the three months ended June 30, 2009 and 2008 was $10,428.  The balance of the loan at both June 30, 2009 and 2008 was $347,491.

SunTrust Bank Loan

The Company signed a promissory note and established a revolving line of credit on August 22, 2008 for $500,000 with SunTrust Bank to facilitate the acquisition of WBBV.  The note matures on August 22, 2009 and requires monthly interest payment accruing at an initial rate of 6.0% and a current rate of 4.25% at June 30, 2009. The rate is subject to monthly changes based on an independent index plus 1.00%

The note is secured by personal guarantee of certain officers of the Company and all inventory, chattel paper, accounts, equipment and general intangibles existing or purchased by the wholly-owned subsidiary entity, Debut Broadcasting Mississippi, after the signing of the related agreement.  Total interest expense on the SunTrust Bank loan for the three months ended June 30, 2009 and 2008 was $7,349 and $0.00 respectively.  Total interest expense on the SunTrust Bank loan for the six months ended June 30, 2009 and 2008 was $14,668 and  $0.00 respectively.  The balance of the loan at June 30, 2009  and  2008 was $496,142 and $0.00 respectively.

Vehicle Loans

On August 28, 2007, the Company signed a direct purchase money loan and security agreement with DaimlerChrysler for the purchase of two vehicles for $50,068 with an effective interest rate of 7.3%. The corresponding promissory note is to be paid over a five-year period with a monthly payment of $1,011.  In April of 2009, these two vehicles were disposed of through sales to third parties for $12,000 and $13,300 respectively.  The direct purchase money loan was paid in full and the security interest DaimlerChrysler held in the vehicles was released.

On September 25, 2007, the Company signed a retail installment sale contract with GMAC for the purchase of two vehicles for $47,498 with an effective interest rate of 5.0%.  The corresponding promissory note is to be paid over a three-year period with a monthly payment of $1,424. The purchased vehicles are used in conjunction with the radio broadcast operations.

On May 1, 2008, the Company signed a retail installment sale contract with Daimler Chrysler Financial Services for the purchase of a vehicle for $23,137 with an effective interest rate of 7.49%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $463.  The purchased vehicle is used in conjunction with the radio broadcast operations.

On May 15, 2008, the Company signed a retail installment sale contract with Daimler Chrysler Financial Services for the purchase of a vehicle for $19,303 with an effective interest rate of 11.25%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $367.  The purchased vehicle is used in conjunction with the radio broadcast operations.

On May 30, 2008, the Company signed a retail installment sale contract with GMAC for the purchase of a vehicle for $25,256 with an effective interest rate of 9.5%.  The corresponding promissory note is to be paid over a five-year period with a monthly payment of $530.  The purchased vehicle is used in conjunction with the radio broadcast operations.

Total interest expense on the vehicle loans for the quarter ended June 30, 2009 and 2008 was $1,831 and $2286, respectively.  Total interest expense on the vehicle loans for the six months ended June 30, 2009 and 2008 was $4,707 and $3,971, respectively. The principal balance of the vehicle loans as of June 30, 2009 and 2008 was $78,264 and $146,019, respectively.  At June 30, 2009, $16,374 was classified as the current portion of the loans.

Capital Lease

On December 5, 2007, the Company entered into a capital lease arrangement with National City Media Finance to acquire studio equipment for $15,009 with a fixed interest rate of 7.5%. The lease term is for three years with monthly payments of $464, with a $1 buyout option at the end of the lease term.

Total interest expense on studio equipment for the quarters ended June 30, 2009 and 2008 was $107 and $174, respectively. Total interest expense on studio equipment for the six months ended June 30, 2009 and 2008 was $169 and $535, respectively.  The principal balance of the capital lease as of June 30, 2009 and 2008 was $3,281 and $12,748, respectively.  At June 30, 2009, $3,281 was classified as the current portion of the lease.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009

Note 9 - Stockholders’ Equity

In connection with the reverse merger on May 17, 2007, all shares of common stock of Debut Broadcasting (as hereinafter defined) outstanding prior to the merger were exchanged for 10,000,000 shares of Company common stock (See Note 10. Business Combinations).

In addition, in connection with the reverse merger, the Company completed a private placement of 6,000,000 shares of Company common stock at $0.50 per share.  The transaction was recorded net of financing costs of $23,502.

Finally, in connection with the reverse merger, the Company converted notes payable to stockholders in the amount of $215,158 into 430,316 shares of Company common stock at $0.50 per share.

The pre-merger stockholders of the Company maintained 364,044 shares of Company common stock.

On May 21, 2007, $100,000 of convertible debentures issued on May 15, 2007 were converted into 3,000,000 shares of Company common stock.

Note 10 - Business Combinations

WBBV FM
On August 31, 2008, Debut Broadcasting Mississippi, Inc., a wholly-owned subsidiary of Debut Broadcasting Corporation, Inc., acquired assets comprising of a radio broadcast station identified as WBBV FM 101.1 MHz in Vicksburg, Mississippi from Holladay Broadcasting Company of Louisiana, LLC, including all of the facilities, equipment, licenses and intellectual property necessary to operate this station in exchange for a total purchase price of $980,022.

In connection with completion of the acquisition of assets comprising the Radio Station from HBC, on August 31, 2008, Debut Broadcasting Mississippi, Inc. issued a Promissory Note Holladay Broadcasting of Louisiana, LLC in the aggregate principal amount of $800,000.

The purchase price was allocated as follows:

Description	Amount
Accounts receivable	$57,522
Buildings and structures	25,000
Equipment	10,000
FCC licenses	472,500
Non-compete agreement	35,000
Goodwill	380,000
Total	$980,022

The company reported our acquisition of this radio station on a Form 8-K filed September 1, 2008.
Holladay Broadcasting Company

On March 16, 2008, the Company entered into a Local Marketing Agreement for a radio broadcast station identified as KLSM FM 105.5 MHz in Tallulah, Louisiana with Holladay Broadcasting Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations.  The Company maintains the station including all revenues and expenses.  Holladay Broadcasting Company has retained ownership of all assets and liabilities of the station as of March 16, 2008.

Grace Media Company

On August 15, 2008, the Company entered into a Local Marketing Agreement for a radio broadcast station identified as WQBC AM 1420 Khz in Vicksburg, Mississippi with Grace Media Company, including all of the facilities, equipment, licenses and intellectual property necessary to operate these stations.  The Company maintains the station including all revenues and expenses.  Grace Media Company has retained ownership of all assets and liabilities of the station as of August 22, 2008.  We attribute $39,340 of the net loss incurred during the six months ended June 30, 2009 to the operation of WQBC AM.  In response to the evaluation of losses incurred through the operation of  WQBC AM, the company advised Grace Media Company of its decision to exercise a 90 day cancellation clause in the Local Marketing Agreement.  WQBC AM was taken off the air at 11:59pm on May 31, 2009.  Operations will revert to Grace Media Company on September 1, 2009.

Item 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements contained in this report may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements may be identified by reference to a future-period(s) or by the use of forward-looking terminology, such as “anticipate,” “believe,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “intend,” “could,” “would,” or “plan” or future or conditional verb tenses, and variations or negatives of such terms.

These forward-looking statements include, without limitation, the basis of presentation of our financial statements, charges to consulting clients, the impact of recent accounting pronouncements, the impact of radio station acquisitions, radio advertising growth, pending acquisitions, the future use of Black-Scholes method of valuation, market trends, our need for additional capital, our ability to raise capital through debt and equity financing, the terms of any financing the we may obtain, the incurrence of accounting and legal fees in connection with acquisitions and the effectiveness of our disclosure controls and procedures.

We caution you not to place undue reliance on the forward-looking statements contained in this report, in that actual results could differ materially from those indicated in such forward-looking statements as a result of a variety of factors.  These factors include, but are not limited to, our ability to provide and market competitive service and products, our ability to diversify revenue, our ability to attract, train and retain qualified personnel, our ability to operate and integrate new technology, changes in consumer preference, changes in our operating or expansion strategy, changes in economic conditions, fluctuation in prevailing interest rates, our ability to identify and effectively integrate potential acquisitions, FCC and government approval of potential acquisition, our inability to renew one or more of our broadcast licenses, our ability to manage growth and effectively serve an expanding customer and market base, geographic concentrations of our assets and susceptibility to economic downturns in that area, availability of and costs associated with maintaining and/or obtaining adequate and timely sources of capital and liquidity, our ability to compete with other companies that produce and distribute syndicated radio programs and/or own radio stations, shifts in populations and other demographics, changes in governmental regulations, laws and regulations as the affect companies that produce and distribute syndicated radio programs and/or own radio stations, industry conditions, the popularity of radio as a broadcasting and advertising medium, cancellation, disruption or postponements of advertising schedules in response to national or world events, possible adverse ruling, judgments, settlements, and other outcomes of pending or threatened litigation, other factors generally understood to affect the financial condition or results of companies that produce and distribute syndicated radio programs and/or own radio stations and other factors detailed from time to time in our press releases and filings with the Securities and Exchange Commission.  We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

Overview

A Radio Advertising Bureau report issued in January of 2009 indicated that local advertisers, the largest advertisers which are served in small markets, decreased their overall advertising by 10% in 2008.  Analysts are projecting that overall revenue will continue to be lower year over year in 2009 with a return to 2008 levels in 2010.  We have been affected by this decline with a decrease in sales from advertisers in key groups of casino and automotive.  Management believes that the small markets will recover with more speed than the broader national markets, but that has not left the small markets immune to recession.  Non-broadcast radio revenue (“non-spot revenue”) remained steady during the second quarter of 2009. Our small market focus allows us to capitalize on the growth in local markets and non-spot revenue as we participate as active members in the communities in which we operate. For the six months ended June 30, 2009, combined net revenue from radio, multi-media, media purchasing and syndication decreased 10.1% compared to the same period in 2008.

Our management team remains focused on our strategy of pursuing growth through acquisition. However, acquisitions are closely evaluated to ensure that they will generate stockholder value and our management is committed to completing only those acquisitions that it believes will increase our share price.

Results of Operations

For the Three Months Ended June 30, 2009 and 2008

We generated $584,068  in net revenue for the quarter ended June 30, 2009, a decrease of $142,370 or 19.6%, compared to $726,438 for the quarter ended June 30, 2008.  Approximately $109,000 of this decrease relates to the syndication business. Revenue decreased approximately $83,400 in the Greenville, MS radio station market, however, the corresponding increase in revenue in the Vicksburg, MS radio station market reduced the overall decrease in radio revenue to $33,370 for the quarter ended June 30, 2009 compared to the quarter ended June 30, 2008.
Advertising expense was $2,931 for the quarter ended June 30, 2009, a decrease of 110,329 or 97.4%, compared to $113,260 for the quarter ended June 30, 2008.  This decrease is partially attributable to the expiration of a public relations contract that we entered into with Politis Communications.  Additionally contributing to the decrease were the expiration of contracts that we entered into with Agoracom for investor relations services, as well as discontinued public relations contracts with Dutton Associates and Rubicon Capital Partners.

Operating expense was $588,029 for the quarter ended June 30, 2009, a decrease of $185,354 or 23.9%, compared to $773,383 for the quarter ended June 30, 2008. Of the total decrease in operating expenses, approximately $106,000 related to company wide staffing and salary reductions implemented in the first quarter of 2009. Additional reasons for the decrease in operating expenses relate to a decrease in legal and regulatory spending of approximately $92,000, and a decrease and travel and entertainment expenditures of approximately $32,500.

Depreciation and amortization expense was $46,835 for the quarter ended June 30, 2009, an increase of $14,439, or 44.6%, compared to $32,396 for the quarter ended June 30, 2008. The primary reason for the increase relates to the assets acquired as part of the WBBV FM acquisition.

Interest expense was $76,119 for the quarter ended June 30, 2009, and increase of $4,745 or 6.7% compared to $71,374 for the quarter ended June 30, 2008.  The primary source of the interest expenditures were interest payments associated with the two term loans from Remington Partners, Inc, and the Regions Bank loans.

As a result of the foregoing revenue and expenses, our overall net loss for the three-month period ending June 30, 2009 and June 30, 2008 was $127,857 and $263,285, respectively.

For the Six Months Ended June 30, 2009 and 2008

We generated $1,058,395  in net revenue for the six months ended June 30, 2009, a decrease of $119,388, or 10.1%, compared to $1,177,783 for the six months ended June 30, 2008.  Approximately $140,000 of this decrease relates to the syndication business.  Revenue decreased approximately $125,800  in the Greenville, MS radio station market, however, the corresponding increase in revenue in the Vicksburg, MS radio station market resulted in an overall increase in radio revenue of approximately $22,000 for the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Advertising expense was $9,671 for the six months ended June 30, 2009 a decrease of $143,069 or 93.6% compared to $152,740 for the six months ended June 30, 2008.  This decrease is partially attributable to the expiration of a public relations contract that we entered into with Politis Communications.  Additionally contributing to the decrease were the expiration of contracts that we entered into with Agoracom for investor relations services, as well as discontinued public relations contracts with Dutton Associates and Rubicon Capital Partners.

Operating expense was $1,184,944 for the six months ended June 30, 2009, a decrease of $193,418 or 14%, compared to $1,378,362 for the six months ended June 30, 2008. Of the total decrease in operating expenses, approximately $83,000 related to company wide staffing and salary reductions implemented in the first quarter of 2009. Additional reasons for the decrease in operating expenses relate to a decrease in legal and regulatory spending of approximately $149,800, and a decrease and travel and entertainment expenditures of approximately $44,500.

Depreciation and amortization expense was $87,274 for the six months ended June 30, 2009, an increase of $21,406 or 32.5% compared to $65,868 for the six months ended June 30, 2008. The primary reason for the increase relates to the assets acquired as part of the WBBV FM acquisition.

Interest expense was $152,911  for the six months ended June 30, 2009, an increase of $45,316 or 42.2% compared to $107,595 for the six months ended June 30, 2008.  The primary source of the increase was interest payments associated with the two term loans from Remington Partners, Inc.  An additional increase in interest expense was attributable to the vehicles which have been financed for the radio station operations.

As a result of the foregoing revenue and expenses, our overall net loss for the six-month period ending June 30, 2009 and June 30, 2008 was $372,665 and $525,278, respectively.

Financial Condition

Accounts receivable, net of allowance for doubtful accounts was $947,098 at June 30, 2009, a decrease of $149,218 or 14% compared to $1,096,316 at December 31, 2008.  The drop in sales revenue from the syndication business is largely attributable to the decrease in the accounts receivable balance.

Unexercised Stock warrants was $447,836 at June 30, 2009, a decrease of $6,822 compared to $454,658 at December 31, 2008.  In accordance with FAS 133, we record an associated asset and liability for the issuance of warrants, which is adjusted quarterly using the Black-Scholes method of  derivative valuation.

In the second quarter of 2009, we disposed of a Dodge Magnum and a Nissan Xterra through sales to third parties for $12,000 and $13,300 respectively. As a result of these disposals and accumulated depreciation on our existing assets, our property and equipment, net of depreciation, fell to $658,268 compared to $749,416 at December 31, 2008.

Accounts payable at June 30, 2009 was $862,535, an increase of $331,743 or 47.5% compared to $530,792 at December 31, 2008.  This increase in accounts payable is attributable to a slower collections cycle and increases in bad debt among automotive advertisers nationally and locally,  limiting our ability to maintain a normal payables cycle.

Accrued expenses and taxes at June 30, 2009 were $274,158,  a decrease of $175,723 from December 31, 2008.  This decrease is attributable to payments of accrued audit and legal fees, as well as accrued contracts for radio programming that have been fully satisfied.

In January and February of 2008, we exercised two loans with Remington Partners, Inc. for a total of $750,000 in notes payable to stockholders. As a result, our notes payable to stockholders were $750,000 at June 30, 2009 and December 31, 2008.

Liquidity and Capital Resources

As of June 30, 2009, our current assets in the amount of $1,446,816, consisted of $16,385 in cash and cash equivalents, $947.098 in accounts receivable, $85 in stock warrants receivable, $35,412 in prepaid expenses and $447,836 in unexercised stock warrants. As of June 30, 2009, our current liabilities in the amount of $2,329,454, consisted of $862,535 in accounts payable, $274,158  in accrued expenses and taxes, $750,000 in notes payable to stockholders, $757,039 in lines of credit and $62,734 in current portion of long term debt, and $485,523 in unexercised stock warrant loss. This combination of assets and liabilities resulted in a working capital deficit in the amount of $882,638.

We will require additional capital to execute our plan to grow through the acquisition of radio stations and radio station clusters. We do not presently have sufficient capital to make additional acquisitions. We are in ongoing negotiations with a lender for line of credit to be determined at the lenders discretion.  We anticipate releasing details of this financing agreement through a form 8K in the third quarter of 2009.

Recent Events

Pending Acquisitions

During the fourth quarter of 2007, we signed letters of intent to purchase seven additional radio stations in two markets.   Two of these stations, WBBV FM, and KLSM FM were placed under a local marketing agreement on March 16, 2008.  We signed an asset purchase agreement and filed for FCC License transfer for WBBV during the first quarter of 2008.  We received approval from the FCC to proceed with the acquisition during the second quarter of 2008.  We finalized the acquisition of WBBV during the third quarter of 2008.  We anticipate placing additional stations under local marketing agreements and filing asset purchase agreements during the third and fourth quarters of 2009.

These markets complement the geography of our existing radio stations and will create a super-regional cluster™ resulting in an anticipated reduction in operating costs of up to 17% incrementally.  We anticipate signing asset purchase agreements, and filing for FCC license transfers for the 6 additional stations during the third and fourth quarter of 2009.  These acquisitions will represent overall growth in radio operations of 140% year over year.

Off Balance Sheet Arrangements

As of June 30, 2009, there were no off balance sheet arrangements.

Critical Accounting Policies

Revenue and Cost Recognition

We recognize advertising and programming revenues when our radio programs air with our contracted radio station affiliates.  Generally, we are paid by a national advertising agency, which sells the commercial time provided by the affiliate.

We earn revenue from the national advertising agency, we also recognize any amounts attributable to the individual radio programs, which are based on the audience level generated by the specific program.  Expenses are accrued at the time the radio programs are run.

Consulting projects are generally negotiated at a fixed price per project; however, if we utilize our advertising capacity as part of the consulting project, we will charge the consulting client in the same manner as the affiliated stations described more fully above.  Consulting fee income is recognized as time is incurred under the terms of the contract.

Advertising

We expense advertising costs as they are incurred.

New Accounting Pronouncements

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), on May 17, 2007.  This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes.  FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.  The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes.

Item 4T.   Controls and Procedures

As required by Rule 13a-15 of the Securities Exchange Act of 1934, our principal executive officer and principal financial officer evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that as of the end of the period covered by this report, these disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission and to ensure that such information is accumulated and communicated to our company's management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of the following material weaknesses in internal control over financial reporting which are indicative of many small companies with small staff: inadequate segregation of duties and effective risk assessment.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this quarterly report on Form 10-Q, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2009: (i) appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management.   The remediation effort set out above are in process, and we are actively conducting interviews and seeking qualified personnel to appoint to our staff.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control over Financial Reporting

There has been no change in the internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of ss.240.13a -15 or ss.240.15d -15 of the Exchange Act that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.     Legal Proceedings

None

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds

On May 17, 2007, we completed a private placement of 6,430,316 shares of our common stock at $0.50 per share.  430,316 shares were sold to existing shareholders in exchange for conversion of their notes to the Predecessor Company.  The remaining 6,000,000 shares were sold to a number of investors with no prior relationship to the company.   No underwriters were involved in this sale of securities. We issued the shares of common stock to the investors in exchange for a combination of cash and debt reduction. The transaction was recorded net of financing costs of $23,503. We used the net proceeds from the private offering for the acquisition of Shamrock Broadcasting and River Broadcasting Group.
On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 18,408 shares of our common stock at an exercise price of $0.3925 per share, with an expiration date of December 17, 2017. The consideration received for this warrant was services rendered in December of 2007 valued at $7,225.
On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 22,279 shares of our common stock at an exercise price of $0.51 per share with an expiration date of January 31, 2018.  The consideration received for this warrant was services rendered in January of 2008 valued at $11,362.
On June 18, 2008, we issued to Wolcott Squared a warrant to purchase 5,686 shares of our common stock at an exercise price of $0.51 per share with an expiration date of February 29, 2018. The consideration received for this warrant was services rendered in February of 2008 valued at $2,899.
On June 30, 2008, we issued to Politis Communications a warrant to purchase 10,254 shares of our common stock at an exercise price of $0.01 per share, with an expiration date of June 29, 2018.  The consideration received for this warrant was services rendered by Politis Communications.
On September 22, 2008, we  issued to Stephen Ross, a third party, a warrant to purchase 18,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of January 31, 2011.  The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On September 22, 2008, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of September 30, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On September 30, 2008, we  issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date of September 29, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.
On December 31, 2008, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of December 31, 2011. The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On December 31, 2008, we  issued to Politis Communications a warrant to purchase 5,495 shares of Company common stock at an exercise price of $0.01 per share, with an expiration date December 31, 2018.  The consideration received for this warrant was public relations services rendered by Politis Communications.
On April 1, 2009, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of  March 31, 2012.The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,
On June 30, 2009, we issued to Stephen Ross, a third party,  a warrant to purchase 27,000 shares of Company common stock at an exercise price of $0.50 per share, with an expiration date of  June 29, 2012.The consideration we received for this warrant was legal services rendered by Stephen Ross, Esq,

We revalue warrants quarterly utilizing the Black-Scholes method.

All of these warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

On December 5, 2008, Politis Communications exercised a warrant to purchase 8,500 shares of our common stock at $0.01 per share.  The shares were authorized by Politis Communications as compensatory gifts to a number of employees of Politis Communications.  No underwriters were involved in this warrant exercise.  The underlying shares are restricted and carry piggy-back registration rights.
On December 5, 2008, we issued a stock certificate to Mohammed Rahman for 22,026 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Mohammed Rahman in exchange for services rendered.  No underwriters were involved in this sale of securities.  Outside of the existing vendor client relationship the investor has no prior relationship to the company.  The underlying shares are restricted and carry piggy-back registration rights.
On December 3, 2008, we issued a stock certificate to Sariah Hopkins for 42,000 shares of our common stock at $0.07 per share.  We issued the shares of common stock to Sariah Hopkins as a compensatory bonus for services rendered in the role of Chief Financial Officer.  The underlying shares are restricted and carry piggy-back registration rights.
We issued the above-described shares of our common stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers represented to us that they were accredited investors as defined in Rule 501(a) of the Securities Act and that the securities issued pursuant thereto were being acquired for investment purposes. The sales of these securities were made without general solicitation or advertising.

Item 4.     Submission of Matters to a Vote of Security Holders

On July 29, 2009 we held our annual meeting of stockholders.  Matters brought before stockholders for approval were the ratification of Maddox Unger Silberstein, PLLC as our registered auditor, the election of our board of directors, and the amendment of the Company’s Amended and Restated Certificate of Incorporation to provide for authorization of 50,000,000 shares of preferred stock, par value $0.003 per share.  Of 19,866,866 shares outstanding, 11,842,841 were present at the meeting.  Tabulation of votes was provides by CPA Associates, PLLC.

The results of the vote were:
•	Ratification of Maddox Unger Silberstein, PLLC, as registered auditor:
o	For – 11,442,821
o	Against – 0
o	Abstain – 400,000
•	Election of Ron Heineman as a director:
o	For – 11,442,071
o	Against – 0
o	Abstain – 400,750
•	Election of Steven Ludwig as a director:
o	For – 11,442,071
o	Against – 0
o	Abstain – 400,750
•	Election of Robert Marquitz as a director:
o	For – 11,442,071
o	Against – 0
o	Abstain – 400,750
•	Election of Alan Hirsch as a director:
o	For – 11,442,071
o	Against – 0
o	Abstain – 400,750

•	Election of Harry Lyles as a director:
o	For – 11,442,071
o	Against – 0
o	Abstain – 400,750
•	Authorization of 50,000,000 shares of common stock, par value $.0003:
o	For – 11,260,404
o	Against – 80,100
o	Abstain – 502,317

Item 6.      Exhibits

Exhibit
Number	Description of Exhibit
31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Purusant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEBUT BROADCASTING CORPORATION, INC.

December 3, 2009	/s/ Sariah Hopkins
Sariah Hopkins
Chief Financial Officer

EXHIBIT 31.1

CERTIFICATIONS

I, Steven Ludwig, certify that;

(1)	I have reviewed this quarterly report on Form 10-Q of Debut Broadcasting Corporation Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 3, 2009
/s/ Steven Ludwig
By: Steven Ludwig
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Sariah Hopkins, certify that;

(1)	I have reviewed this quarterly report on Form 10-Q of Debut Broadcasting Corporation Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 3, 2009
/s/ Sariah Hopkins
By: Sariah Hopkins
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying quarterly Report on Form 10-Q of Debut Broadcasting Corporation Inc. for the quarter ended June 30, 2009, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

(1)
the quarterly Report on Form 10-Q of Debut Broadcasting Corporation Inc. for the quarter ended June 30, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
the information contained in the quarterly Report on Form 10-Q for the quarter ended June 30, 2009, fairly presents in all material respects, the financial condition and results of operations of Debut Broadcasting Corporation Inc.

By:	/s/Steven Ludwig
Name:	Steven Ludwig
Title:	Principal Executive Officer
Date:	December 3, 2009

By:	/s/ Sariah Hopkins_
Name:	Sariah Hopkins
Title:	Principal Financial Officer
Date:	December 3, 2009